Follow-Up Materials

02028947

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Continental AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
P
THOMSON
FINANCIAL

FILE NO. 82- 1357 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dw

DATE : 5/10/02

Annual Report 2001



Experience the future

System technology for tomorrow's mobility

Continental Divisions

Sales per Division | EBITA per Division

Continental Automotive Systems


Continental Automotive Systems
2000
3,023.1
2001
3,985.7


Continental Automotive Systems
2000
170.5
2001
184.9

Tires


Passenger Tires
2000
2,639.3
2001
2,845.8


Passenger Tires
2000
196.4
2001
180.5


Commercial Vehicle Tires
2000
976.4
2001
885.6


Commercial Vehicle Tires
2000
36.0
2001
-97.9


Continental Tire North America
2000
1,762.9
2001
1,743.1


Continental Tire North America
2000
20.9
2001
-314.8

ContiTech


ContiTech
2000
1,787.2
2001
1,768.1


ContiTech
2000
140.3
2001
122.0

Continental Corporation

in millions of €	1997	1998	1999	2000	2001
Sales	5,719.4	6,743.2	9,132.2	10,115.0	**11,233.3**
EBITA[1]	321.7	397.7	607.3	533.0	**32.8**
Consolidated net income/net loss for the year	164.5	138.2	234.7	204.7	**- 257.6**
Dividend	41.0	47.0	58.8	64.1	**-**
Cash flow	490.9	567.0	849.7	866.3	**642.1**
Debt ratio	0.6	3.4	2.0	2.3	**4.1**
Capital expenditure on property, plant and equipment	282.6	416.3	581.5	682.8	**704.9**
Amortization and depreciation[2]	306.8	395.7	576.5	654.7	**891.3**
Shareholders' equity	1,381.8	1,329.1	1,760.6	1,844.1	**1,546.7**
Equity ratio in %	35.3	19.6	23.8	24.2	**17.2**
Employees at the end of the year[3]	44,797	62,357	62,155	63,832	**65,293**
Share price (high) in €	25.95	31.85	26.95	20.94	**19.45**
Share price (low) in €	14.11	16.75	17.99	15.85	**9.68**

1 Earnings before interest, taxes, and regular goodwill amortization

2 Excluding write-downs of investments

3 Excluding trainees

The consolidated financial statements for 1998, 1999, 2000, and 2001 were prepared in accordance with US GAAP and for 1997 in accordance with HGB (German Commercial Code).

VALUES

PROFILE

MANAGEMENT REPORT

CONSOLIDATED FINANCIAL STATEMENTS



Drive technologies, integrate systems

Continental Automotive Systems

- Electronic brake systems (ABS, TCS, ESP)
- Brake-by-wire (EMB, EHB)
- Brake actuation
- Foundation brakes
- Tire pressure monitoring systems
- Electronic air spring systems
- Integrated starter alternator damper (ISAD)
- Adaptive cruise control (A.D.C.)
- Sensors and sensor systems
- Electronics for power transmission, chassis, passenger protection, comfort
- Cooler fans, fan modules, and electronic auxiliary engines

Continental Tires

- Tires for passenger vehicles
- Intelligent tires
- Run-flat systems
- Commercial vehicle tires
- Industrial tires
- Agricultural tires
- Tires for forestry and earth-movers
- Motorcycle tires
- Bicycle tires

ContiTech

- Power transmission systems
- Gasoline injection diaphragms
- Engine and suspension mounts
- Brake and steering components
- Air spring components and systems
- Weatherseals and guide strips
- Fluid technology
- Vehicle interiors
- Conveyor belt systems

Experience the future

Combine experience, network knowledge, and shape the future of mobility. As a leading systems partner for the automotive industry, Continental makes individual mobility more comfortable and safer. We develop mature technologies for optimal driving performance in a high-performance, customer-oriented network that unites development, production and quality. Improving profitability and consistent cost management are the cornerstones of our business. We are on the move and on course for success. Experience the future with our customers, our staff and our shareholders.

Dear Shareholders,

Continental's consolidated sales grew to over € 11 billion despite increasingly difficult economic conditions. However, our earnings reflect the extensive restructuring measures of € 468 million. Continental Automotive Systems, the Passenger Tires division and ContiTech achieved good results. Even before restructuring expenses, 2001 did not go well for the Commercial Vehicle Tires division. Continental Tire North America made a substantial loss.

Our goal remains unchanged – to position Continental as a global supplier of intelligent chassis and safety systems to the automotive industry and to emerge from the current weak economy as an even stronger enterprise. We have invested in extensive restructuring measures to get us there.

In addition to internal reasons, the difficult market environment and global surplus capacity have made drastic cuts in European factory structures necessary. In Mexico, cuts were primarily due to totally unsatisfactory efficiency levels at our Guadalajara plant and the unwillingness of the local employee representatives to cooperate.

Strategic orientation ▷ The appointment of a new Executive Board Chairman and the decision to retain ContiTech does not mean that we have changed our strategy, but rather that we have shifted our focus. Increasing profitability and reducing debt have become our new focal points.

We are not planning to make any major acquisitions in this situation and at the same time we are examining all business units. The benchmark is an appropriate return on capital employed (ROCE), which means increasing the responsibility of business units and making systematic portfolio management a priority.

In pursuit of our goal to produce at least 50% of our passenger and truck tires at low-cost locations, we expanded our Puchov (Slovak Republic) and Timişoara (Romania) facilities. We have also gradually increased capacity at our highly cost-efficient factories in Otrokovice (Czech Republic) and Lousado (Portugal).

"Our focus is on earnings and cash flow."

As a technology leader, Continental has focused its strategy on cooperating with the automotive industry to create total chassis systems solutions for the full functional integration of all components. Acquiring Temic from DaimlerChrysler brought us a major step closer to making this vision a reality. About 70% of Temic's sales are generated in safety and chassis electronics, providing Continental with the expertise in hardware, software and sensor technology needed for future developments in automotive electronics. In future, electronic systems are expected to account for 35% and more of vehicles, with chassis electronics experiencing the most growth. More and more components - such as steering and brakes - are shifting from traditional mechanical-hydraulic solutions to electrohydraulic systems and eventually to "dry" electromechanical systems.

ContiTech will remain part of the Corporation ▷ In February 2001, we announced that we planned to sell off ContiTech. As a result of changes in the market environment, it was not possible to realize a reasonable price. As a result, we shall retain ContiTech, with its positive cash flow and good earnings. Now, the individual ContiTech units must develop out of their own growth. Not all of them will be able to grow at the same pace, so we are looking at divesting selected units as well as entering into joint ventures and other forms of cooperation.

Debt servicing ▷ Our acquisition of Temic and necessary restructuring measures have increased the Corporation's debt substantially once again. We have therefore made it one of our priorities to normalize the ratio between shareholders' equity and indebtedness, and bring gearing back to 100% by the end of 2003. We will reduce our debt and, at the same time, bolster shareholders' equity by improving our earnings capacity, and portfolio management, decreasing capital expenditure, taking the right restructuring measures at the right time and adopting a more cost-conscious approach.



Manfred Wennemer
Chairman of
the Executive Board
Passenger Tires, ContiTech

Dividend ▷ The drastic restructuring measures posed a considerable burden on earnings and cash flow in fiscal year 2001. Having carefully weighed the interests of the shareholders, we are convinced it is inappropriate to pay a dividend for a fiscal year with a loss and high indebtedness. Instead we will contribute to the long-term recovery of the corporation and ask our shareholders for their understanding for this decision. We expect a marked improvement in earnings after taxes and to distribute an appropriate dividend for 2002.

Internationalization ▷ Consolidation among automakers has led to an increasing number of global platforms that - depending on the individual manufacturers concerned - are developed in North America, Europe or Japan. Our development expertise in these regions is prerequisite to be involved in both the creation of these basic platforms and the adaptation of the models to local markets.

We have bridged the gap to Japan through our alliance with the Japanese Nisshinbo Group in electronic brake systems and the cooperation agreed in February 2002 with Yokohama in tires. Continental has thus positioned itself on the Japanese automotive market as a technologically leading partner to supply brake systems and tires. At the Geneva Motor Show at the beginning of March 2002, we announced details of the future collaboration between Continental and Bridgestone for run-flat tires.

Tire divisions consolidated ▷ In an attempt to address the increasing globalization of our industry, we have combined our tire business into two divisions. In the future, one organization will assume global responsibility for passenger tires and one for commercial vehicle tires.

"We clearly see our future expertise in the steering and integration, not manufacturing or assembling of components."



Wolfgang Ziebart
Deputy Chairman of
the Executive Board
Continental Automotive Systems

40 % of sales outside original equipment area ▷ In addition to the technological challenges we face, the cyclical nature of the automotive business adds risk due to our dependence on the sale of original equipment to automakers. As a result, we made it our goal to generate more than 40 % of our sales from areas other than original equipment. In 2001, this amounted to 44 %.

The electronics business of the Continental Automotive Systems division, i.e. ABS, ESP and Temic products, already account for almost 25 % of consolidated sales. The increasing electronics content, especially chassis electronics, makes this part of the automotive business relatively non-cyclical.

The Corporation's recovery in 2002 is subject to the development in the automobile industry. Nevertheless, we are forecasting a distinct turnaround for Continental in 2002.

We thank our employees and employee representatives for their performance and dedication in this difficult year.

We would also like to thank you, our shareholders, for the trust you have placed in Continental.

Sincerely,



Manfred Wennemer
Chairman of the Executive Board



Klaus Friedland
Executive Board
Finance, Controlling,
Human Resources and Law,
Director of Personnel



Hans-Joachim Nikolin
Executive Board
Commercial Vehicle Tires
Quality, Environment
and Conti International



Bernd Frangenberg
Executive Board
Continental Tire North America

Continental's Shares

In 2001, the stock market was dominated by fears of recession, the downturn in the automotive sector and, above all, the shock of September 11 and the subsequent recovery. Continental's shares followed this trend throughout most of the fiscal year, then outperforming the automotive and automotive supplier industries since November 2001. The shares closed the year down 13% against the last day of trading in 2000. The year's high of € 19.45 was reached on February 21, 2001.

Recovery for automotive shares? ▷ Projections after the first quarter of 2001 gave some hope, despite the less than gratifying results in the automotive industry. This changed in the second quarter, with the mood worsening even before the September 11 terrorist attacks brought the stock exchanges to a standstill for several days. The industry recovered over the following weeks on the strength of unexpected sales growth in the US and positive reports from the European passenger vehicle sector. However, the predominantly conflicting projections for 2002 have created uncertainty. German automakers announced comparatively optimistic forecasts at the Detroit Motor Show, while negative trends dominated from the US counterparts for 2002. North America does not appear capable of sustaining the drastic price cuts that boosted its 2001 passenger vehicle sales to 17.2 million units. Sales will thus drop in the current fiscal year. According to our estimates, 15 million units will be sold in North America in 2002. Production among European automakers will only decrease slightly in 2002.

Continental share price trends ▷ In 2001, Continental's share price declined relatively by 6% against the MDAX but increased slightly by 7% against the DAX. The successful development by Continental Automotive Systems with the high growth potential of its electronic stability program (ESP), the implementation of our technology flagship, the "30 meter car", and the shift of production to low-cost locations have not yet been honored by the financial markets.

Share price development relative to DAX, MDAX, HDAX


140
120
100
80
60
HDAX
Auto+Transport
Continental
MDAX
DAX
Q1.2001
Q2.2001
Q3.2001
Q4.2001
2002

Our share price came under pressure during the first half of 2001 when we were forced to revise our earnings projections downward, especially because of the tire business in North America.

The appointment of a new Executive Board Chairman and the decision not to sell ContiTech in September temporarily disturbed the capital markets. In the wake of the events of September 11, the Continental share price reached a low of € 9.68 on September 21. The negative trend stopped after the Q3 results were published and the massive restructuring measures were announced. During our November 2001 roadshow in preparation for our bond issue, our share price continued to rise closing the year at € 14.85.

Since early 2002, Continental's share performance has continued to improve, hitting € 17.00 on March 11, 2002, up 14.5 % over the first-day trading price in 2002. Continental thus outperformed the HDAX 100 Auto and Transport Index (+ 10.3 %).

Share buyback ▷ After having been authorized by the Annual Shareholders Meeting on May 19, 2000 to purchase treasury stock, the Company repurchased a total of 8.1 million shares (6.1% of the total common stock) through December 31, 2000. The authorization to purchase treasury stock was extended by the Annual Shareholders Meeting on May 23, 2001. There was no change in the amount of treasury stock held in 2001. In 2002, Continental began selling treasury stock, and held 6.8 million shares as of March 11, 2002.

Continental added to Dow Jones Sustainability Index ▷ In 2001, Continental shares were included in the Dow Jones Sustainability Index World, a reflection of our commitment to responsible environmental management. Inclusion in the DJSI clearly confirms that we are one of the leading companies in our sector in terms of environmental policy.

Share price development relative to automotive suppliers



180
140
100
60
20
Delphi
Dana
TRW
Valeo
Continental
Denso
Q1.2001
Q2.2001
Q3.2001
Q4.2001
2002

Bond issue 2001 ▷ We successfully issued a € 500 million bond as part of our Medium Term Note program. The two-week roadshow for investors accompanying the issue in November 2001 increased awareness of Continental on the bond market. Continental now finances 47 % of its debt via the bond market.

Key figures per share

€ per share	2001	2000
Consolidated net income/net loss	- 2.05	1.60
Consolidated net income/net loss, diluted	- 2.05	1.53
Cash flow	5.10	6.77
Dividend	-	0.51
Shareholders' equity (as of December 31)	12.28	14.67
Stock market price (as of December 31)	14.85	17.10
High	19.45	20.94
Low	9.68	15.85
Number of shares, average in millions	125.8	128.0
Number of shares (as of December 31) in millions	126.0	125.7

The key figures per share are calculated on the basis of the average number of shares outstanding. The treasury stock was deducted from the time of acquisition in determining the average number outstanding.

Investor Relations ▷ In order to address the constantly increasing information requirements of the capital markets, we intensified our investor relations activities in 2001. In April and May, we conducted a roadshow for institutional investors in Europe and the US. We provided analysts and fund managers with information about Continental's strategy for the total functional integration of chassis components in a series of individual sessions, presentations and discussions at automotive industry forums.

In addition to our analyst conference at the end of the fiscal year, we held a press conference to announce the Corporation's results for the nine months ending September 30, 2001. Telephone conferences conducted after publishing our Q1 and Q2 results and after announcing the extensive restructuring measures also bolstered our contact with analysts.

Our Internet presence (www.conti-online.com) has generated high levels of interest and positive feedback. Investors can use it as a source of information about the company and to download the presentations used in discussions with analysts and institutional investors.

Information for investors ▷ Our consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP) since 1998, demonstrating our long-standing compliance with the demands of the global capital markets.

The quarterly interim reports contain three-year comparisons for the balance sheet and income statement. Our long-standing practice of disclosing the results by division gives shareholders and analysts further in-depth insight into our performance, offering a very high degree of transparency.

Stock exchange listings ▷ Continental's shares are officially listed on all eight German stock exchanges and on three European trading floor exchanges.

In London, our share prices are listed in the "SEAQ" (Stock Exchange Automatic Quotes) market maker system; in addition, they are traded as part of a sponsored ADR (American Depositary Receipt) program in the US OTC market.

Employees

The Continental Corporation employs roughly 65,000 people. They work together in various countries and cultures and, together, they stand for Continental's success.

Specialist knowledge in record time – "greenfield" recruitment ▷ Continental's most modern passenger tire factory is located in Romania. The Timişoara plant was built on a "greenfield" site in just one and a half years and began producing tires in October 2000 with 218 qualified, motivated Romanian staff. At the end of 2001, the workforce had already grown to 624.

Construction began in April 1999. The staff was already hired at the same time and trained for positions in production, technical areas and administration. These new employees had a solid basic education, but no knowledge of state-of-the-art tire technology and production.

A number of measures were introduced to provide the staff with this specialist knowledge. For example, Continental signed a cooperation agreement with Timişoara Polytechnical University in May 1999. In the winter semester of 1999/2000, the university started offering a one-year post-graduate "Tire Technology" course that included internships abroad and work-study programs in addition to lectures. Since that time, 38 students from the mechanical, electrical and chemical engineering fields have participated in the program.

Other employees were put into trainee groups of up to 30 people and sent to the plants in Lousado (Portugal), Otrokovice (Czech Republic) and Hanover-Stöcken (Germany) to acquire the necessary know-how. Individual training lasting from one to six months in a number of subjects was also offered at several other European locations. This opportunity allowed our staff to gain experience of different people, cultures and mentalities in addition to acquiring specialist knowledge. At the same time, an international network of Continental employees evolved.

The Timişoara plant has its own training department today. Education and personal development continue to be a priority, with most of the courses now taking place on site.








Employees by region
Germany 42 %
Europe (not including Germany) 35 %
North America 16 %
Rest of World 7 %

3,600 engineers at Continental – worldwide know-how ▷ The Continental Corporation employs roughly 3,600 engineers in its R&D centers in Europe, the US and Japan.

With such a large number of highly qualified specialist staff, our personnel development programs are constantly challenged. For example, we have built on our successful existing management development program to initiate a personnel development program especially for specialist training, the "Specialist Career Path". This program comes in response to our employees who have been asking for the opportunity to further develop their highly specialized skills. As a technology supplier, Continental knows that strong expertise is critical to its ability to comply with customers' sophisticated demands, and our human resources development efforts enable Continental to gain and broaden specialist knowledge and to increase employee loyalty.






Quality and the Environment

Quality and environmental protection are corporate values. "Quality without compromise" is more than just a headline at Continental. Environmental protection is a central part of our business.

In order to put these corporate values into practice, we need the motivation and commitment of each and every employee as well as an efficient quality and environmental management system that covers the entire value chain. This system specifies internal standards and ensures that we comply with demands from customers, shareholders, society and legislators.

The varied experiences of Continental's different divisions and units have had a decisive influence on the design of our management systems.

The recognition granted to our quality assurance and environmental protection programs can be seen from the numerous certifications we have received. These correspond to a number of national and international standards. We have also applied the European Community's Eco-Management and Audit Scheme (EMAS) to facilities not located in EU member states, e.g. Otrokovice (Czech Republic), Timişoara (Romania) and Budapest (Hungary).

Quality ▷ Our quality management system has passed the test in various situations. One example: it already largely complies with the stricter laws passed in the US in response to high-profile recall actions. Our quality monitoring system has been recording the data required by this legislation for some time now as a standard practice. This instrument is becoming more and more important as the automotive industry and consumers become more sensitive to quality issues.





The environment ▷ Traditional environmental protection is usually limited to product manufacture and disposal. Continental has widened its focus to provide an end-to-end view of products and how they are made.

In accordance with ISO 14040, we assess the environmental impact of the entire life cycle of a product, from the extraction and processing of the raw materials through its components and intended use on to its disposal. Continental's life cycle assessments for ISAD, calipers, passenger tires and electronic modules have produced the following results:

ISAD reduces fuel consumption by 25% in comparison with conventional starter-generator systems, in addition to its other technical advantages.

Calipers made of aluminum offer specific environmental advantages over cast iron, as the lower weight reduces vehicle fuel consumption and therefore also emissions.

Electronic modules can vary widely in terms of the material used in their composition. However, they have almost identical effects on the environment. Their greatest environmental impact occurs in the disposal phase.

Passenger tires are a major factor in fuel consumption due to rolling resistance. Reducing this is a priority for our R&D efforts in this area. During the last ten years rolling resistance was reduced by nearly 30%.

Used tires are an ideal secondary fuel for high energy users like the cement industry.













On the road with Continental

Extensive protection thanks to the integration of active and passive safety

Great strides in technical development can be made whenever technological advancements open up entirely new possibilities. For example, the introduction of the anti-lock brake system in 1978 first became possible with the advent of electronics in the automobile. The greatest impulse at present for further development in vehicle technology lies in the desire to increase safety and comfort. While comfort is defined rather subjectively and also depends greatly on the vehicle category, when it comes to safety the customers accept no compromises: When buying a new car, each customer expects to purchase the car which is currently the safest in its class.

And that is why the electronic brake control systems - ranging from the anti-lock brake system (ABS) and the traction control system (TCS) to the electronic stability program (ESP) - have now become a main pillar of active driving safety in practically all vehicle categories.

Under the key phrase "Global Chassis Control", another advancement in development is now gathering momentum, bringing us even closer to the vision of the "accident proof" car of the future. By creating an intelligent total system through the cross-linking of the electronic brake control systems with other vehicle components such as tires and steering, suspension and damping, in the future it will be possible to adapt vehicle performance to every conceivable driving situation.

At the same time, a vehicle's passive safety components, which serve to alleviate the effects of accidents, are undergoing constant refinement. Front, side and head airbags have long since made inroads into all vehicle categories. Backed with sensor systems and high-performance electronics, these airbags have come







to provide protection not only in the case of head-on or side crashes, but also prove effective when the vehicle tips or even rolls over.

But the end of development in this field is not yet in sight. In the future, highly-advanced camera systems aided by intelligent image processing will be able to provide exact information about the vehicle surroundings before the collision. This includes for instance information about the speed and direction of impact of the potential collision partner. With the help of this information, it is possible to undertake appropriate measures to protect not only the vehicle occupants but also in particular traffic participants who are very likely to be injured, such as pedestrians and cyclists. Sensing of the vehicle occupancy down to the exact position of the passengers is also of great importance for such a customized activation of the safety system.

Indirectly related to vehicle safety, there are in addition new generations of driver assistance systems which help the driver with routine tasks. A typical example is the adaptive cruise control, which is already being mass-produced. This control system automatically maintains the specified safety distance to the preceding vehicle, even when speeds vary.

The ultimate state of development and, at the same time, the greatest challenge for the future is the intelligent cross-linking of all these active and passive safety systems, which currently function to a large extent independently. This involves, for instance, the combining of the suspension control and the airbag control systems, which can make it possible to save on hardware while at the same time creating numerous new functions. This combination could be the technical foundation for pre-crash activation of seat-belt tensioners and airbags when the suspension control has detected that the vehicle is out of control.

This example clearly exemplifies our goal: "Creation of customer benefits by functional integration". At the same time, however, it also illustrates how we can make individual mobility safer and more comfortable in the future. With its sophisticated technology, diverse components and wide-ranging knowhow, Continental is very well equipped for this future scenario.

Tires can supply a wealth of information.
That is, if this information can be communicated.



With its reliable transmission of forces and torque from the contact with the road to ensure directional stability and riding comfort, the tire is the only system that constantly monitors what is happening on the ground. The development goal is a tire that acts as an integral component of the chassis, supplying the driver and the vehicle with as much information as possible - and most importantly, data that can serve to enhance driving safety.

With the approaches currently being pursued by Continental, the tire will play a new role over and above its conventional function. It will serve as data carrier and data transmitter - gathering and providing

Intelligent Tires



information, for instance, on
- its identity and its properties: when and where was it built, and is it a summer or a winter tire?
- the current tire inflation pressure and tire temperature;
- the state of the road: icy, snow-covered, wet;
- current driving conditions: the forces and torque acting upon the tire.

This data provides direct information to the driver and feeds input variables to electronic safety systems such as the antilock brake system (ABS), the electronic stability program (ESP) and the traction control system (TCS). Up to now, this kind of data, which the systems require to implement their control functions, has only been available "second hand", and has been calculated indirectly from brake pressure, engine output and vehicle acceleration, among other things.

The main focus of development work on the intelligent tire is the Sidewall Tension Sensor system (SWT). The sidewall of the



tire is magnetized. This magnetic field and any change in the field can be measured directly on the wheel by means of sensors. In braking, accelerating or cornering maneuvers, the sidewall is deformed by the forces acting on it. The system records this deformation and the information is used to directly calculate the longitudinal and lateral forces acting upon the tire. The immediate availability of the data about the forces prevailing between the tire and the road renders the monitoring and control of driving dynamics simpler and more reliable.

Another approach to the intelligent tire is exemplified by the transponder integrated into the tire, whereby each individual tire is given a unique ID number. In addition, tire specifics like type, production week, measured parameters, etc. can be stored. This data can then be retrieved using special scanning devices.

To provide added functionality a tire with a sensor integrated into the tread is under development. This makes it possible to determine the deformation in the footprint resulting from the interaction between tire and road. The data thus generated provides information on road conditions - for example, it detects an aquaplaning risk or identifies icy or wet road conditions.

Continental has marketed an ABS-based system that indirectly measures tire inflation pressure (DDS: Deflation Detection System) since 2000. A system that measures pressure directly (TPMS: Tire Pressure Monitoring System) will be ready for production in 2003.

Both Continental's tire expertise and its competence in the area of electronics and brakes flow into the development of such systems. All approaches are examples for the functional integration of tires, brakes and vehicle stability control systems and all contribute to making control systems work more precisely. All these enhance the driving safety of future automobiles.



Making tires geared to customer needs

High performance is a broad and sweeping term, especially in the world of tires. Whereas the truck driver or forwarding agent understands high performance to mean economy, for the sporty car driver it is synonymous with driving pleasure. No matter what, high performance does stand for one thing: safety.

The tire creates the connection between the vehicle and the road. It must cope with all road and driving conditions as well as possible, especially in extreme situations: fast avoidance and passing maneuvers, sudden braking in sharp curves and on slick roads.

For all Continental products, the subject of safety is paramount - the top priority

High Performance



when it comes to the requirements for all developments. For our tires that means excellent grip, good cornering stability and exceptional braking on dry and wet roads. In the past three years we have managed to decrease the braking distance of a mid-size car by about four meters, just by optimizing the tire. We have exemplified this with our demonstration vehicle, the "30-meter car", on which a concept tire with major design features of the mainstream ContiSportContact2 tire was used. So the tire contributes significantly to shortening the braking distance. But the braking of a vehicle also depends on other factors: the ABS system and vehicle components such as shock absorbers.

But nowadays, consumers want even more. When it comes to purchasing tires, the owners of powerful and sporty cars are looking for excellent handling properties and attractive appearance in addition to safety. With our four main brands alone - Continental, Uniroyal, Semperit and Barum - we are represented on the market with eight different product lines, enabling us to fully cover the various customer requirements in a dynamic growth market. This can also be seen in the continuous growth in sales of our products, boosted by top rankings in tests conducted by leading European car magazines.

When it comes to tires for commercial vehicles, economy is the crucial factor. It is judged above all on high mileage, fuel economy and greater load-space.



Over the last 15 years, we have increased the mileage of truck tires by 100 %. Depending on the application, a truck tire runs between 150,000 and 300,000 kilometers in its "first life". For the operators of truck fleets, retreading is very important. Conti tires for heavy vehicles are designed so that the service life can be significantly extended not only by regrooving but also by retreading. Over half of all



truck tires are retreaded once or twice, resulting in a total service life of about one million kilometers for a single Continental carcass.

Fuel consumption for trucks can be reduced with lower rolling resistance, which we have decreased by about 30 % in the last 15 years. This corresponds to a 10 % drop in fuel or savings of 3 liters diesel for every 100 kilometers.

A major factor for the haulage industry is the volume available for cargo, and this can actually be increased by using low-profile tires. A reduction of the overall tire diameter by 15 % allows the freight space to be increased by 33 % on goods-carrying vehicles. This can, for instance, mean an additional 66 refrigerators per haulage.

As varied as they may be, customer benefits are a top goal of our developmental projects. And we make every effort to meet customer needs at a high level of performance.



Benecke-Kaliko, with second-highest sales in the ContiTech division, is a leading manufacturer of technical and decorative sheeting worldwide for the automotive, furniture and recreational industries. With some 1,500 employees around the world, the company produces at nine locations.





Artificial Leather

Nowadays it's virtually impossible to tell the difference anymore between leatherette and real leather.

As a consequence, the automotive industry is turning increasingly to leatherette with its wide range of application and design possibilities. What's more, the supply is inexhaustible. And so the automotive interior trim business unit at Benecke-Kaliko AG, a company in the ContiTech division, finds itself up against a major challenge. A leading specialist in this field, it supplies nearly every automotive manufacturer with surface materials for instrument panels, center consoles, door trims and seats.

Development work focuses on satisfying the increasingly stringent demand for surface material of the highest quality. Leatherette must exhibit the structure and feel of genuine leather while at the same time being easier to process. That means it has to look and feel like genuine leather but be flexible in its application possibilities. How is that to be achieved?

A laser-engraving technology, newly developed by Benecke-Kaliko, makes it possible to transfer any 3D scanner structure to a silicon embossing roller. The transfer produces a micro-rough surface that imparts a velour-like quality to the PVC or TPO (thermoplastic polyolefine) sheeting. It thus allows for the representation of a leather, techno or textile look down to the finest resolution, something unobtainable with any other material. Manufacturing silicon rollers takes only four to six weeks, so that a lead time of approx. three months prior to commencement of series production is sufficient. By contrast, two to three years were required in the past when steel rollers were used. The new technology is in step with increasingly short vehicle development and model cycles and quite evidently offers a competitive edge.

Benova®, halogen-free polyurethane leatherette, is used primarily in top-quality vehicles. It is, for example, standard in the Mercedes SL or the Maserati Spider. Carmakers are thinking of offering an extra equipment variant boasting the distinction of being completely in leatherette. When leatherette is installed, even experts can hardly distinguish it from genuine leather. Leatherette made of PVC is used mainly in models marketed in larger quantities. With the individual car acquiring added significance, there is a trend to high-quality materials, however. Customers are looking for a distinctive vehicle especially with an interior to match their style.

In two or three years they will be able to configure such a vehicle themselves over the Internet. And then the seats may very well be green, the instrument panel yellow and the door trim blue. Benecke-Kaliko is more than ready when that time comes.

Market Environment

Global economy ▷ Developments in the global economy were not uniform in 2001. Early in the year, Europe looked set to match the good performance of the previous year, while 2001 got off to a weak start in the USA and Asia.

The terrorist attacks led to a major slump in the US economy, followed by a substantial downturn in Europe.

The economy is not expected to recover until the second half of 2002.

Automobile production ▷ In contrast to our Q3 projections, passenger vehicle production in Western Europe did not decrease in 2001. At 16.8 million units, 2001 production was level with the previous year. In the NAFTA region production dropped sharply as expected, down 10 % to 15.5 million vehicles.

Commercial vehicle production in Europe decreased by 4 % to 0.39 million units, while production in the NAFTA region fell dramatically by 33 % to 0.34 million vehicles.

Business Development

Overview ▷ Development in the divisions was varied in fiscal year 2001. Continental Automotive Systems reported an earnings increase, while the Passenger Tires Europe earnings declined as a result of the extensive restructuring measures. Difficult conditions on the global commercial vehicles market and the restructuring initiatives led to an operating loss for the Commercial Vehicle Tires division. Continental Tire North America's earnings collapsed due to the major downturn in the American automotive industry as well as plant in efficiencies and shut-down costs of our Mexico-based production facility. ContiTech was not able to match its previous year's earnings due to efficiency problems.

Consolidated EBIT amounted to € - 63.8 million (previous year: € + 432.4 million).

In anticipation of the new US GAAP accounting rule, FAS 142, which will discontinue goodwill amortization starting 2002, we have already begun reporting EBITA (EBIT before goodwill amortization). EBITA fell to € 32.8 million (2000: € 533.0 million) mainly because of substantial one-time charges amounting to € 468 million. The net loss for the year amounted to € - 257.6 million, a decrease of € 462.3 million as against the previous year.

Significant Events

Disposals and restructuring ▷ 2001 was dominated by major restructuring efforts designed to help us achieve our goal of emerging from today's economic slump as a stronger enterprise, and of equipping ourselves to meet the future.

As part of the new strategic orientation of our truck tires business, we closed down our production facilities in Herstal, Belgium, in May. The Western European market for truck tires has been saturated for several years, resulting in intense competition and pricing pressure. The Herstal plant, with its high production costs, was thus unable to operate profitably.

ContiTech's Deutsche Schlauchbootfabrik was sold effective July 1. This unit produced mainly life rafts and lifeboats.

In October we stopped production of our passenger vehicle and truck retreads at the Bad Nauheim-based Vergölst works. The shut-down came as a result of the difficult market conditions, especially in the passenger and truck retread market.

We started a review of our Swedish-based production facilities in Gislaved on December 10. With an annual capacity of four million tires, the Gislaved plant is the smallest Continental facility in Europe. On March 6, 2002, the decision was taken to close the plant this summer. The Gislaved brand and the Gothenburg sales force will remain in place.

In mid-December, Compañía Hulera Euzkadi, a Mexican subsidiary of Continental AG, closed its Guadalajara-based tire plant. The shut-down comes after two-years of efforts to implement international productivity standards failed due to differences with the union. The production from this facility will be transferred to other locations in the NAFTA region.

We also announced plans in December to close our Austrian plant in Traiskirchen. Passenger vehicle and truck tire production at this location is set to end on July 2002, due to surplus capacity in passenger tires and a sharp drop in demand for truck tires.

As of December 28, Continental AG disposed of the National Tyre Service (NTS) retail chain and the wholesale dealer Viking International, both based in the United Kingdom, through a management buyout.

As part of our restructuring efforts in the ContiTech division, we have transferred most of the production of the ContiTech Ages facility in Santena, Italy to other locations, due to relatively low capacity utilization levels. The restructuring of our Cologne location led to the transfer of the Vibration Control Automotive business to Dolné Vestenice, Slovak Republic, and Hanover-Stöcken, Germany, in the first half of 2001.

Acquisitions and alliances ▷ At the end of March 2001, Japanese-based Continental Teves Corporation acquired Shin-Ei and ShinTec, both subsidiaries of Hiroshima-based Mazda Motor Corporation. Shin-Ei manufactures brake actuation components such as tandem master cylinders and pressure regulators. ShinTec produces disk brakes. As a result, Continental has now also acquired a presence on the Japanese electronic and hydraulic braking systems market.

As of April 1, 2001, Continental AG acquired a 60 % stake in Temic from DaimlerChrysler AG for € 398 million. Depending on when the options to acquire the remaining shares are exercised, the total price will be between € 623 and € 633 million. Temic is a leading supplier of electronic components and systems for passenger vehicles and has over ten production locations worldwide. Conti Temic now accounts for most of the Electronics unit of the Continental Automotive Systems division. Electronics expertise is the decisive step to the total functional integration of chassis components such as tires, brakes, springs and damping.

In November, ContiTech Fluid acquired 51% of a Chinese hose assembly manufacturer. The joint venture carrying the name ContiTech Grand Ocean began production in China with around 100 employees in January 2002. The company manufactures air conditioning and power steering hoses for the Jetta, Bora and Audi A6 models produced locally by FAW Volkswagen.

In January 2002, we announced that Continental AG and Bridgestone Corporation, Tokyo, would be cooperating in the area of run-flat systems. The aim is to establish a globally applicable run-flat standard for passenger vehicle and lightweight commercial vehicle rims. The cooperation will still enable automakers and retailers to source high-tech run-flat systems from more than one supplier, as both companies will independently develop and market their respective products as direct competitors.

In February 2002, Continental AG and Tokyo-based Yokohama Rubber Co. Ltd. signed an agreement to work together in the tire business. In order to consolidate activities and target Japanese automakers, the two companies founded a 50/50 Japanese joint venture. In addition to the operations that Continental Teves Corporation established in Japan in January 2001 and has since expanded, Continental Corporation now also has a strong presence in the tire business on the Japanese original equipment and replacement market.

Earnings and Financial Position

Consolidated sales increased ▷ Consolidated sales rose by € 1.1 billion to € 11.2 billion (2000: € 10.1 billion), up 11.1% on the previous year. Without changes in consolidation, the increase amounts to 5.6%. Currency effects increased sales by 0.2%. Continental Automotive Systems – including Temic, which was consolidated for the first time – reported an increase of 31.8%. Overall tire sales grew by 2.2%. Sales growth in the Passenger Tires Europe division more than offset the drop in sales by Commercial Vehicle Tires and Continental Tire North America. ContiTech generated sales of just less than the previous year's figure.

Consolidated Sales

in millions of €	2001	2000
Continental Automotive Systems (CAS)	3,985.7	3,023.1
Passenger Tires	2,845.8	2,639.3
Commercial Vehicle Tires	885.6	976.4
Continental Tire North America (CTNA)	1,743.1	1,762.9
ContiTech	1,768.1	1,787.2
Other	5.0	- 73.9
Continental Corporation	**11,233.3**	**10,115.0**

Net loss due to one-time restructuring charges ▷ EBITA fell by € 500 million to € 32.8 million (2000: € 533.0 million). This decrease is due to the one-time charges of € 468 million for restructuring measures primarily in the tire divisions.

Goodwill amortization was just under the previous year's figure. Despite higher indebtedness, lower interest rates led to net interest expense on a par with that of the previous year. The minority interest's share of the loss made by Continental Tire North America improved net income by € 51.4 million. The net loss for the year thus amounted to € 257.6 million and earnings per share to € - 2.05.

Earnings overview

In millions of €	2001	2000
Continental Automotive Systems	184.9	170.5
Passenger Tires	180.5	196.4
Commercial Vehicle Tires	- 97.9	36.0
Continental Tire North America	- 314.8	20.9
ContiTech	122.0	140.3
Other	- 41.9	- 31.1
EBITA	**32.8**	**533.0**
Goodwill amortization	- 96.6	- 100.6
Net interest expense	- 182.0	- 182.2
Net loss before taxes	**- 245.8**	**250.2**
Income tax expense	- 57.3	- 50.7
Minority interests	51.4	5.2
Cumulative change in accounting principle	- 5.9	-
Consolidated net loss/net income	**- 257.6**	**204.7**
Earnings per share in €	- 2.05	1.60

In order to increase the transparency of our earnings situation, the following sections provide information on the key management drivers for the individual divisions, i.e. EBITA (earnings before interest, taxes and amortization of goodwill), return on sales, return on capital employed (ROCE), as well as our targets in each case.

EBITA

	in millions of €		% of sales		Target
	2001	**2000**	**2001**	**2000**	
CAS	184.9	170.5	4.6	5.6	6
Passenger Tires	180.5	196.4	6.3	7.4	10
Commercial Vehicle Tires	- 97.9	36.0	- 11.1	3.7	6
CTNA	- 314.8	20.9	- 18.1	1.2	6
ContiTech	122.0	140.3	6.9	7.9	7
Other	- 41.9	- 31.1	-	-	-
Continental Corporation	**32.8**	**533.0**	**0.3**	**5.3**	**6.5**

ROCE

	Operating Assets in millions of €		ROCE in %		Target
	2001	2000	2001	2000	
CAS	3,053.8	2,200.4	6.1	7.7	10
Passenger Tires	1,481.7	1,498.8	12.2	13.1	19
Commercial Vehicle Tires	664.4	702.9	-14.7	5.1	10
CTNA	1,503.0	1,399.8	-20.9	1.5	10
ContiTech	840.3	838.4	14.5	16.7	16
Other	1,451.4	974.9	-	-	-
Continental Corporation	**8,994.6**	**7,615.2**	**0.4**	**7.0**	**9**

The operating assets were calculated at book value. The ROCE for the divisions was calculated on the basis of the operating assets used, less trade accounts payable, without taking the financing structure of the Corporation into account.

€ 459.3 million for Research and Development ▷ R&D expenses - the main driver for new technologies, customer orders and products - increased to € 459.3 million (2000: € 418.3 million), or 4.1% of sales.

Capital expenditure up slightly ▷ Total additions to property, plant and equipment increased to € 741 million for the Corporation (2000: € 715 million), with € 61 million generated by newly consolidated subsidiaries. Capital expenditure amounted to 6.6% of sales (2000: 7.1%).

Capital Expenditure

	in millions of €		% of sales	
	2001	2000	2001	2000
Continental Automotive Systems	253.7	203.7	6.4	6.7
Passenger Tires	198.4	211.3	7.0	8.0
Commercial Vehicle Tires	77.0	103.5	8.7	10.6
Continental Tire North America	122.2	105.9	7.0	6.0
ContiTech	82.8	86.6	4.7	4.8
Other	6.7	4.2	-	-
Continental Corporation	**740.8**	**715.2**	**6.6**	**7.1**

Continental Automotive Systems focused its capital expenditure on new technologies for electronic brake systems. Capital expenditure for expansion of tire production capacity and ContiTech was focused on our low-cost locations in the Czech Republic, the Slovak Republic, Romania, Hungary, Portugal and Brazil. In addition, we invested in improving efficiency at our North American tire plants.

During 2001, capital expenditure budgets of € 698 million (2000: € 656 million) were approved, of which € 68 million related to Temic.

Balance Sheet

in millions of €	12/31/2001	12/31/2000
Fixed assets and investments	4,862.8	4,387.9
Inventories, accounts receivable		
and other assets	3,482.5	2,969.5
Cash, cash equivalents		
and marketable securities	618.1	216.8
Prepaid expenses	31.2	41.0
Total assets	**8,994.6**	**7,615.2**
Shareholders' equity	1,546.7	1,844.1
Minority interests	101.4	145.7
Shareholders' equity including		
minority interests	1,648.1	1,989.8
Accrued liabilities	2,216.5	1,778.5
Indebtedness	3,219.2	2,234.7
Other liabilities	1,910.8	1,612.2

Total assets increased by 18.1% to € 8,994.6 (2000: € 7,615.2 million). This increase was principally driven by the first-time consolidation of Temic (€ 610.8 million) and exchange rate fluctuations, particularly due to the strong US dollar, Mexican peso and Czech krone.

Fixed assets and investments increased by € 474.9 million to 54.1% of total assets. Increases due to changes in consolidation totaling € 542.8 million were offset by impairment write-downs related to restructuring measures in the amount of € 202.5 million. Intangible assets increased to 34.5% (2000: 33.7%) of total assets, primarily due to goodwill from our acquisition of Temic. Inventories, accounts receivable and other assets rose by 17.3%. Other assets contain deferred tax assets amounting to € 346.0 million (2000: € 243.0 million).

Consolidated shareholders' equity decreased by € 297.4 million to € 1,546.7 million. The equity ratio amounts to 17.2% (2000: 24.2%), or 18.3% (2000: 26.1%) including minority interests.

Accrued liabilities rose to 24.6% of total assets (2000: 23.4%), mainly due to the first-time consolidation of Temic, increased pensions and similar obligations as well as accrued expenses for restructuring measures. Indebtedness less cash, cash equivalents and marketable securities increased to € 2,601.1 million (2000: € 2,017.9 million). The gearing ratio amounted to 168.2% (2000: 109.4%).

Cash Flow/Financing ▷ Cash flow decreased over the previous year due to the consolidated net loss by 25.9 % to € 642.1 million (2000: € 866.3 million) or 5.7 % of sales (2000: 8.6 %). Cash flow per share decreased from € 6.77 to € 5.10.

Net indebtedness increased substantially, mainly as a result of our acquisition of Temic, contributions to our US pension fund as well as cash requirements for restructuring measures.

In January 2001, a new euro Medium Term Note program amounting to € 1 billion was approved, from which we utilized a few small tranches during 2001. We also issued a bond with a nominal value of € 500 million and an interest rate of 6.875 % on December 7, 2001 as part of this program.

Continental obtained a long-term investment grade rating for the first time in May 2000. The rating from Moody's was Baa1, and that from Standard & Poor's BBB+. The corresponding short-term ratings were A2 and P2, respectively, a key factor for commercial paper with maturities of one to three months.

As a response to increased indebtedness due to the Temic acquisition, both rating agencies added a negative outlook to the ratings in Spring 2001.

Despite the fact that the outlook worsened for the automotive industry as the year went on, Continental's rating remained unchanged, unlike that of many automakers and competitor suppliers. After announcing that we no longer intended to sell ContiTech, both rating agencies lowered our long-term rating in Q4 2001, yet left the short-term ratings unchanged. S&P downgraded Continental by one level to BBB (stable outlook), while Moody's downgraded us to Baa2 (negative outlook).

65,293 employees at Continental Corporation ▷ As of December 31, 2001, the number of employees increased to 65,293, up 1,461 on the previous year.

The first-time consolidation of Temic, Shin-Ei and ShinTec increased our staff by 6,179.

As a consequence of the economic downturn and due to the implementation of our restructuring measures, a total of 4,773 employees were made redundant in the Passenger Tire and Commercial Vehicle Tire division.

The number of trainees rose to 1,190 (2000: 1,040) primarily due to our acquisition of Temic.

Continental Automotive Systems



Sales
in millions of €
2000
2001
3,023
3,986
Operating assets
in millions of €
2000
2001
2,200
3,054
EBITA
in millions of €
2000
2001
171
185
Depreciation and impairment
in millions of €
2000
2001
131
193
Capital expenditure
in millions of €
2000
2001
204
254
Employees
2000
2001
12,251
13,480

The Continental Automotive Systems division increased its sales by 31.8% over 2000 to € 3,986 million (2000: € 3,023 million). Before changes in consolidation scope, especially as a result of the first-time consolidation of Temic, sales advanced by 13.2%.

EBITA rose by 8.4% to € 184.9 million (2000: € 170.5 million). We have not yet been able to achieve our sales and ROCE targets of 6% and 10%, respectively.

The division's sales were distributed among the business units as follows: Electronic Brake Systems (45%), Foundation Brake (26%), Electronics (13%), Brake Actuation (11%), Air Spring Systems (1%) and Aftermarket Business (4%).

Our market share for electronic brake systems (EBS) is roughly 44% in Europe and 29% in the NAFTA region. We produce one EBS every three seconds in our production facilities, and the 50 millionth EBS rolled off the assembly line in Frankfurt/Main, Germany, in May 2001. Roughly 33% of all cars in Europe and 11% of cars in the NAFTA region will be equipped with the electronic stability program (ESP) by 2003. We have already received orders for over 4.2 million units for 2004.

The new Ford Expedition SUV, which goes into production in 2002, will be equipped with a total braking system from Continental Teves. In the summer of 2001, General Motors (GM) placed an order for ISAD, our energy management platform for passenger vehicles. Two of GM's models will feature an optional hybrid transmission system using ISAD, starting with the 2004 versions.







Passenger Tires

	Year	Value
Sales in millions of €	2000	2,639
	2001	2,846
Operating assets in millions of €	2000	1,499
	2001	1,482
EBITA in millions of €	2000	196
	2001	181
Depreciation and impairment in millions of €	2000	180
	2001	173
Capital expenditure in millions of €	2000	211
	2001	198
Employees	2000	18,096
	2001	16,902

The Passenger Tires division boosted its sales by 7.8% over the previous year to € 2,846 million (2000: € 2,639 million). Before changes in consolidation scope, the sales increase amounts to 6.6%. EBITA fell to € 180.5 million (2000: € 196.4 million). We have not yet been able to achieve our sales and ROCE targets of 10% and 19% respectively. EBITA includes one-time charges amounting to € 141 million (2000: € 60 million) for restructuring measures in our European tire plants and the Vergölst retread facility in Bad Nauheim, and for the loss from the sale of the UK-based NTS retail chain. The continuing increase in raw material prices was partially offset by an improvement in our brand and product mixes.

Sales to the automotive industry grew significantly to over € 600 million. Aftermarket business reported a sales growth of 8%. Sales in the Retail unit fell as a result of restructuring measures in the UK.

The European market and our unit sales of winter tires both declined by 9%. Therefore we maintained our leading position in this market. We achieved impressive sales growth in high-performance tires once again in 2001, with an increase of 13%.

On the whole, Continental's European passenger tire production grew by approx. 4% to roughly 63 million units. About one-third of these tires, virtually all of which were marketed under the Continental brand, went to automakers. About two-thirds were sold on the replacement market, including 16 million marketed under the premium Continental brand. The Uniroyal, Barum and Semperit brands as well as regional brands such as Gislaved, Viking and Mabor accounted for the remaining sales.






Commercial Vehicle Tires


Sales
in millions of €
2000
2001
976
886
Operating assets
in millions of €
2000
2001
703
664
EBITA
in millions of €
2000
2001
36
-98
Depreciation and impairment
in millions of €
2000
2001
56
81
Capital expenditure
in millions of €
2000
2001
104
77
Employees
2000
2001
8,709
7,597

The Commercial Vehicle Tires division reported a 9.3% decline in sales to € 886 million (2000: € 976 million). Before changes in consolidation scope, the decrease amounts to 7.1%. This is primarily due to the sharp drop in sales to the US. Sales of truck tires generated by Continental Tire North America fell by 42%.

The operating loss (EBITA) of € 97.9 million (2000: € + 36.0 million) was primarily driven by one-time charges amounting to € 113 million for the termination of truck tire production in Herstal, Belgium, and the shut-down of our Austrian-based Traiskirchen plant scheduled for mid-2002. We will not be able to meet our sales and earnings targets of 6% and 10% respectively until our restructuring measures have been completed.

Sales in the Truck Tire business unit fell by approx. 8% due to the sharp economic downturn. Sales on the original equipment and replacement markets were down by roughly 4%, with a total of 3.5 million units sold.

The Industrial Tire unit reported a slight decrease in sales, while the Agricultural Tires unit achieved sales growth. Developments at Conti International were very positive. Sales and earnings rose considerably at our South African subsidiary.

Developments continue to be gratifying at the joint venture with Matador, our majority investment in the Slovak Republic. We have completed expansion of the Puchov plant to an annual capacity of 1.5 million truck tires.

We expect a sustained growth in earnings for the Commercial Vehicle Tire division in the future. This is due to the extensive restructuring efforts in 2001, which addressed the structural inefficiencies in our production facilities.







Continental Tire North America

Sales in millions of €	**2000**	1,763
	2001	1,743
Operating assets in millions of €	**2000**	1,400
	2001	1,503
EBITA in millions of €	**2000**	21
	2001	-315
Depreciation and impairment in millions of €	**2000**	114
	2001	270
Capital expenditure in millions of €	**2000**	106
	2001	122
Employees	**2000**	8,826
	2001	7,140

The Continental Tire North America division, responsible for tire-related activities in the NAFTA region, reported sales of € 1,743 million, down 1.1% on the previous year (2000: € 1,763 million), or in US dollars down 4.4%. The main driver for this decrease was the sharp downturn in the North American automotive industry. We were unable to raise prices to offset increasing raw materials and energy costs. Efficiency problems at the plants as well as higher product liability expenses further impacted earnings. One-time charges for the shut-down of the facility in Guadalajara, Mexico, and the impairment of property, plant and equipment in Mexico totaled € 203 million. As a result, Continental Tire North America reported an operating loss (EBITA) of € 314.8 million (2000: € + 20.9 million).

Despite a decline in passenger and commercial vehicle tire sales in North America, we were able to improve our market share.

Continental Tire North America manufactured roughly 27 million passenger tires (2000: 29 million) and 1.8 million truck tires (2000: 2.0 million) in 2001, each accounting for approximately one-third of Continental Corporation's overall tire production.

Regardless of market trends, we expect sustained earnings improvement in North America, primarily because of restructuring measures, improvement in the efficiency of our North American production facilities as well as new product launches.


CALANDRIA




ContiTech

	Year	Value
Sales	2000	1,787
in millions of €	2001	1,768
Operating assets	2000	838
in millions of €	2001	840
EBITA	2000	140
in millions of €	2001	122
Depreciation and impairment	2000	77
in millions of €	2001	80
Capital expenditure	2000	87
in millions of €	2001	83
Employees	2000	15,806
	2001	15,025

The economic downturn also negatively impacted the ContiTech division, which closed the year with sales of € 1,768 million. This figure was down slightly by 1.1% on the previous year (2000: € 1,787). Before changes in consolidation scope, however, sales were on a par with those of the previous year. Earnings were negatively impacted by start-up costs for production in Mexico and Hungary, efforts to optimize plant structures as well as inefficiencies, particularly in the Fluid unit. The sale of our shoe components business and Deutsche Schlauchbootfabrik had a positive impact. On the whole, EBITA decreased by € 18.3 million to € 122.0 (2000: € 140.3). We therefore just narrowly missed meeting our sales and earnings targets of 7% and 16% respectively.

For the first time in several years, the Fluid unit was not able to achieve sales growth. As a result of productivity problems, earnings fell short of the previous year's figures. Sales in the Benecke-Kaliko unit rose slightly, producing earnings just under those of the previous year. Vibration Control reported a drop in sales and earnings, mainly due to inefficiencies at the Santena and Cologne locations. Conveyor Belt Systems achieved sales growth and a satisfactory level of earnings. Power Transmission Systems reported strong sales growth and higher earnings. Sales rose slightly in the Air Spring Systems unit and earnings remain sound. The Sealing Systems unit reported a drop in sales, while earnings were on par with the previous year's figures. The Elastomer Coatings unit's sales fell just short of the previous year's figure, along with gratifying earnings.






Risks and Risk Management

Foreign exchange risks ▷ The international nature of our business activities results in trade and payment flows in various currencies. Imports into the eurozone are generally higher than exports to other currency zones. The net exposure obtained by offsetting exports against imports in the individual currencies is determined and evaluated regularly. Exchange rate forecasts are constantly monitored to ensure that risks are hedged, using appropriate financial instruments as necessary.

As a rule, the investments in net assets permanently located outside Germany are not hedged against exchange rate fluctuations, except for a large portion of the financing for investments, relating to Continental Rubber of America.

Future risks ▷ Due to its global business, Continental is exposed to a number of risks that are inherent in entrepreneurial activities. For instance, Continental is exposed to uncertainties in economic developments in key trading countries, which are further magnified by the cyclical nature of demand in some key markets.

The automotive sector in particular is characterized by stiff competition, which is likely to intensify in the future due to surplus global capacity. Like all international automotive suppliers, Continental is also affected by the increasingly stringent statutory regulations and safety standards in its sales markets.

Risk management ▷ Continental Corporation has an enterprise-wide risk management system that provides early warning of potential risks, enabling management to assess and mitigate exposure as well as leverage opportunities. In addition to basic principles and materiality levels, the system also contains instructions for capturing, measuring and reporting risks. It is integrated with Continental Corporation's enterprise-wide strategy, planning and budgeting processes. The system provides an extensive itemization of risks, their status and key changes as part of the regular reporting procedures. The immediate management is responsible for identifying and managing risks. A risk committee and the internal auditors support the process as a whole. We paid particular attention in the past year to our IT systems, interest rate and currency management and insurance coverage. The risk early warning system was audited by Continental's external auditors. It complies fully with the requirements of section 91 (2) of the AktG (German Stock Corporation Act).

Developments in 2002 and Outlook

This outlook and the information contained in this Annual Report include, among other things, assumptions, forecasts and estimates by the management both in respect of future developments and in respect of the effect of such developments on the Company's results. These assumptions, forecasts and estimates reflect the current views of the Company with respect to future events. Although the management is of the opinion that this view is realistic, no guarantee can be given that the expected developments will actually occur. Many factors may cause the actual developments to be materially different from the expectations expressed here. Such factors include, for example, changes in general economic and business conditions, fluctuations in currency exchange rates or interest rates, the introduction of competing products, the lack of acceptance for new products or services and changes in business strategy.

Events Subsequent to Fiscal year 2001 ▷ The following events which occurred after the end of 2001 are of material importance and may lead to a different evaluation of the Continental Corporation.

On February 13, 2002, DaimlerChrysler announced the exercise of its option for the sale of the remainder of its interest in Temic Telefunken microelectronic GmbH to Continental in April 2002.

On March 6, 2002, the Supervisory Board of Continental Gislaved Däck AB, Gislaved, Sweden, resolved to terminate tire production as of July 2002. This resolution followed the review that began during 2001.

Outlook ▷ The start of 2002 has confirmed our optimistic outlook.

Consolidated sales and earnings for the first months were above the previous year's level. The Continental Automotive Systems, Passenger Tires and Commercial Vehicle Tires divisions developed positively, while ContiTech and Continental Tire North America experienced slight declines in earnings.

The restructuring measures introduced in 2001 are progressing according to plan and we do not expect any special charges in 2002.

Economic developments and vehicle production figures remain difficult to forecast for the rest of the year.

Nevertheless, we are expecting a slight increase in sales and a clear improvement in the operating result. The expected net income will enable us to distribute an appropriate dividend.

Supplemental Disclosure Pursuant to Section 292 a HGB (German Commercial Code)

The following consolidated financial statements, comprising the consolidated balance sheets as of December 31, 2001 and 2000, consolidated statements of income, consolidated statements of cash flow and the statements of changes in consolidated shareholders' equity for the years ended December 31, 2001 and 2000, have been prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Financial information in this annual report relating to periods prior to 1998 refers to previously published material prepared in accordance with the German Commercial Code (HGB).

We have supplemented the consolidated financial statements, presented in euros, with a group management report and additional information pursuant to the provisions of section 292 a HGB exempting the preparation of consolidated financial statements according to HGB. The consolidated financial statements thus comply with the EC Fourth and Seventh Directives as interpreted by GAS 1 issued by the German Accounting Standards Board.

The consolidated financial statements as of December 31, 2001, presented in euros, and the group management report prepared pursuant to section 292 a HGB will be filed with the commercial register of the Hanover Local Court under HRB No. 3527.

In accordance with section 264 (3) HGB, statutory exemption provisions have been applied to the following German corporations with which Continental has profit and loss transfer agreements:

Conti Versicherungsdienst GmbH, Hanover, Continental Caoutchouc-Export-AG, Hanover, ContiTech Antriebssysteme GmbH, Hanover, ContiTech Elastomer-Beschichtungen GmbH, Northeim, ContiTech Formpolster GmbH, Hanover, ContiTech Holding GmbH, Hanover, ContiTech Luftfedersysteme GmbH, Hanover, ContiTech Profile GmbH, Hanover, ContiTech Schlauch GmbH, Hanover, ContiTech Transportbandsysteme GmbH, Hanover, ContiTech Vibration Control GmbH, Hanover, Formpolster GmbH, Löhne-Gohfeld, Göppinger Kaliko GmbH, Eislingen, KA-RI-FIX Transportband Technik GmbH, Kerpen-Sindorf, ContiTech Techno-Chemie GmbH, Karben, UMG Beteiligungs GmbH, Hanover, and UNIROYAL ENGLEBERT Reifen GmbH, Hanover.

In addition, the statutory exemption provisions set out in section 264 b HGB have been applied to the following partnerships:

Since 2000: Continental Teves AG & Co. oHG, Frankfurt/Main, and Continental ISAD Electronic Systems GmbH & Co. oHG, Landsberg. Since 2001: ContiTech Kühner GmbH & Co. KG, Oppenweiler.

Explanation of significant accounting, measurement and consolidation methods used in the exempting consolidated financial statements that differ from German law

Fundamental Differences German and US accounting represent fundamentally different approaches. While accounting under German Commercial law emphasizes the principle of prudence and the protection of creditors, the primary goal of US accounting is to present useful information to shareholders relevant to their decisions. Therefore, US GAAP places more importance on the comparability of annual financial statements between accounting periods and companies as well as the matching of earnings to accounting periods.

Unrealized Gains German law requires the principle of imparity, which only allows unrealized losses be recognized in the financial statements, whereas US GAAP also recognizes certain unrealized gains.

This applies in particular to unrealized gains resulting from the translation of foreign currencies at the balance sheet date and to certain financial derivatives.

According to German accounting principles, securities are carried at the lower of cost or market. US GAAP, on the other hand, requires that securities be carried at their fair value in certain cases.

Goodwill Under US GAAP, goodwill must be amortized over its estimated useful life, through charge to income. The option available under German law, to charge goodwill directly to shareholders' equity does not exist. In accordance with the new FAS 142, goodwill will only be subject to impairment and no longer be amortized as of 2002.

Leasing Compared with German law, US GAAP tends to require more often that leased assets be carried in the accounts of the lessee.

Deferred Taxes In contrast to the German law, US GAAP requires deferred taxes to be recognized not only for liabilities but also for deferred tax assets resulting from temporary differences between the tax base and carrying amounts in the financial statements. In addition, US GAAP defines the basis for measuring deferred taxes much more broadly. Correspondingly, deferred taxes are also recognized for tax loss carryforwards, reflecting the future economic benefit of reduced tax payments. The future tax benefit is capitalized in full and written down only if the benefit is less likely than not is to be realized.

Treasury Stock In accordance with German law, treasury stock is classified as marketable securities for the period they are held in treasury and not intended to be retired. Unrealized losses from share price movements are charged to income. According to US GAAP, treasury stock is deducted from common stock and additional paid-in capital at acquisition cost for the period they are held in treasury. Share price changes are not taken into consideration.

Issuing Costs Under German law, the costs for initial and secondary public offerings of capital stock are charged to income. Under US GAAP, these costs are netted directly with the increased shareholders' equity, with no effect on income. Under German law, costs for issuing convertible bonds are also charged directly to income, whereas they are amortized over the term of the bonds under US GAAP.

Minority Interests Under US GAAP, minority interests are not reported as a component of shareholders' equity. The consolidated net income or loss for the year is adjusted by the share of income or loss that accrues to minority shareholders.

Pension Accruals Pension liabilities are measured including anticipated wage and salary increases, in contrast to the German net present benefit method for tax purposes. The calculation is not based on the discount rate of 6% used for tax purposes, but rather on the market interest rates for long-term investments in the related countries.

This measurement results in higher total liabilities. New actuarial estimates and assumptions for the determination of the pension obligations are defined at the beginning of each fiscal year. If the liabilities in the balance sheet differ by more than 10% from the new actuarial value, that difference is amortized over the average remaining service life before retirement.

In addition to pensions, this also applies to other post employment obligations, and in particular to health care costs for retired employees in the US.

Similar procedures exist for those countries in which pension trusts are used to fund the pension liabilities; the funds are valued using the medium-term expected yield. Deviations against the actual earnings amounting to more than 10% of the total fund assets are amortized over the average remaining service life. Fund assets may only be used to pay the plan members' pensions and the fund management. These assets are netted against the related accrued pension liabilities and earnings from the funds are netted against the period costs for the accrued liabilities. The amounts netted are disclosed in the notes.

Other Accrued Liabilities Recognition of accrued liabilities is far more restricted in US accounting than under German law. In principle, there is no qualitative distinction between accrued liabilities and other liabilities in US accounting. Only binding obligations which can be reliably estimated are recognized. If the amount or timing of such obligations is uncertain, they may not be recognized in the balance sheet, or only up to that amount which is highly probable and reliable. This results in losses or expenses being matched to the periods in which they occur and not to the periods in which they are anticipated, such as deferred maintenance.

Statement of the Executive Board

The Executive Board of Continental AG is responsible for the preparation, completeness and integrity of the consolidated financial statements, the group management report and the other information provided in the annual report. The consolidated financial statements were prepared in accordance with US Generally Accepted Accounting Principles and include any necessary and appropriate estimates. The group management report contains an analysis of the financial position and results of operations of the Corporation as well as further information provided in accordance with the provisions of the German Commercial Code.

An effective internal management and control system is used to ensure that the information used for the preparation of the consolidated financial statements, including the group management report, and internal reporting is reliable. This includes standardized guidelines at Corporation level for accounting and risk management in accordance with section 91 (2) of the German Stock Corporation Act and an integrated financial control concept as part of our value-oriented management and internal audits. The Executive Board is thus in a position to identify significant risks at an early stage and to take countermeasures.

The Supervisory Board appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, as Continental Aktiengesellschaft's auditors for the year ended December 31, 2001 pursuant to the resolution passed at the Annual General Meeting. KPMG audited the consolidated financial statements prepared in accordance with US Generally Accepted Accounting Principles and confirmed that the conditions required for the Corporation's exemption from its duty to prepare consolidated financial statements under German accounting law in accordance with section 292 a HGB have been fulfilled. The auditors issued the report presented on the following page.

The consolidated financial statements, the group management report, the auditor's report and the risk management system will be discussed in detail with both the auditors and the Supervisory Board at the meeting of the Supervisory Board held to approve the financial statements.

Hanover, March 11, 2002

The Executive Board

Independent Auditors' Report

We have audited the consolidated financial statements of Continental Aktiengesellschaft for the fiscal year January 1 to December 31, 2001, comprising the consolidated statements of income, the consolidated balance sheets, the consolidated statements of cash flow and the statements of changes in consolidated shareholders' equity as well as the notes to the financial statements. The preparation and content of the consolidated financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) are the responsibility of the Company's Executive Board. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing principles and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Executive Board, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations, and cash flows of the Corporation for the fiscal year in accordance with United States Generally Accepted Accounting Principles.

Our audit, which also extends to the group management report prepared by the Executive Board for the fiscal year January 1 to December 31, 2001, has not led to any reservations. In our opinion, on the whole, the group management report provides a suitable understanding of the Corporation's position and suitably presents the risks of future development. We also confirm that the consolidated financial statements and the group management report for the fiscal year January 1 to December 31, 2001, satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and a group management report in accordance with German law.

Hanover, March 11, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Stolberg	Papenberg
Wirtschaftsprüfer	Wirtschaftsprüfer

Consolidated Statements of Income

in millions of €	see Note	2001	2000
Sales	27	**11,233.3**	**10,115.0**
Cost of sales		9,152.3	8,059.1
Gross profit on sales		**2,081.0**	**2,055.9**
Selling expenses, administrative expenses and other operating expenses	4	2,330.1	1,775.2
Other income	5	180.2	150.6
Net expense from investments and financial activities	6	- 176.9	- 181.1
Earnings before taxes		**- 245.8**	**250.2**
Income tax expense	7	57.3	50.7
Minority interests		51.4	5.2
Cumulative change in accounting principle*	6	- 5.9	-
Consolidated net loss/net income		**- 257.6**	**204.7**
Earnings per share (in €)	28		
Loss/earnings per share		- 2.05	1.60
Fully diluted loss/earnings per share		- 2.05	1.53

See accompanying notes to the consolidated financial statements.

* Net of total deferred taxes of € 3.2 million.

Consolidated Balance Sheets

Assets

in millions of €	see Note	As of 12/31/2001	As of 12/31/2000
Intangible assets	8	1,676.1	1,476.7
Property, plant and equipment	9	3,026.8	2,796.5
Investments	10	159.9	114.7
Fixed assets and investments		**4,862.8**	**4,387.9**
Inventories	11	1,177.5	1,163.4
Trade accounts receivable	12	1,273.6	1,087.3
Other assets and amounts receivable	13	1,031.4	718.8
Marketable securities	14	0.0	1.0
Cash and cash equivalents	15	618.1	215.8
Current assets		**4,100.6**	**3,186.3**
Prepaid expenses	17	**31.2**	**41.0**
		8,994.6	**7,615.2**

Shareholders' Equity and Liabilities

in millions of €	see Note	As of 12/31/2001	As of 12/31/2000
Common stock		322.7	321.8
Additional paid-in capital		827.6	824.8
Retained earnings		482.0	803.7
Accumulated other comprehensive income		- 85.6	- 106.2
Shareholders' equity	18	**1,546.7**	**1,844.1**
Minority interests		**101.4**	**145.7**
Provisions	20	**2,216.5**	**1,778.5**
Indebtedness	21	3,219.2	2,234.7
Other liabilities	22	1,910.8	1,612.2
Total liabilities		**5,130.0**	**3,846.9**
		8,994.6	**7,615.2**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flow

in millions of €	see Note	2001	2000
Consolidated net loss/net income		- 257.6	204.7
Minority interests		- 51.4	- 5.2
Cumulative of change in accounting principle		5.9	-
Depreciation and amortization of noncurrent assets		895.2	661.1
Other expenses/income		50.0	5.7
Cash flow		**642.1**	**866.3**
Gain from disposal of property, plant, equipment and intangibles		- 7.0	- 0.3
Change in inventories and other assets		- 167.1	- 197.4
Change in other liabilities		240.3	33.1
Net cash provided by operating activities	16	**708.3**	**701.7**
Proceeds from disposal of property, plant, equipment and intangibles		50.8	32.0
Capital expenditures on property, plant, equipment and intangibles		- 746.6	- 721.6
Proceeds from the sale of subsidiaries		30.6	-
Acquisition of new companies		- 406.6	- 7.1
Acquisition of investments		- 53.3	- 29.7
Changes in property, plant, equipment and intangibles due to foreign exchange fluctuations		- 90.8	- 79.9
Cash used for investing activities		**- 1,215.9**	**- 806.3**
Cash flow before financing activities		**- 507.6**	**- 104.6**
Change in short-term borrowings		174.6	- 14.5
Proceeds from issuance of long-term debt		1,228.6	547.5
Principle payments on long-term debt		- 476.5	- 451.0
Purchase of treasury stock		-	- 158.2
Dividend paid		- 64.1	- 58.8
Proceeds from issuance of shares		3.7	62.2
Currency translation adjustment		43.6	35.1
Cash flow provided by/used in financing activities		**909.9**	**- 37.7**
Change in cash and cash equivalents		**402.3**	**- 142.3**
Cash and cash equivalents at January 1		215.8	358.1
Cash and cash equivalents at December 31		618.1	215.8

See accompanying notes to the consolidated financial statements.

Statements of Changes in Consolidated Shareholders' Equity

in millions of €	Number of shares (thousands)	Common stock	Additional paid-in capital	Retained earnings	Other comprehensive income: Currency translation	Other comprehensive income: Difference from Additional Minimum Pension Liability[1]	Other comprehensive income: Cash Flow Derivative Instruments[2]	Total
At January 1, 2000	**127,909**	**327.4**	**915.2**	**657.8**	**- 127.0**	**- 12.8**	**-**	**1,760.6**
Consolidated net income				204.7				204.7
Other comprehensive income					35.1	- 1.5		33.6
Issue of shares	5,896	15.1	47.1					62.2
Treasury stock[3]	- 8,089	- 20.7	- 137.5					- 158.2
Cash dividend				- 58.8				- 58.8
At December 31, 2000	**125,716**	**321.8**	**824.8**	**803.7**	**- 91.9**	**- 14.3**	**-**	**1.844.1**
Consolidated net loss				- 257.6				- 257.6
Other comprehensive income					43.6	- 4.8	- 18.2	20.6
Issue of shares	319	0.9	2.8					3.7
Treasury stock								-
Cash dividend				- 64.1				- 64.1
At December 31, 2001	**126,035**	**322.7**	**827.6**	**482.0**	**- 48.3**	**- 19.1**	**- 18.2**	**1,546.7**

See accompanying notes to the consolidated financial statements.

1 Net of total deferred taxes of € 13.8 million, thereof € 3.4 million in 2001 (2000: € 1.3 million).

2 Net of total deferred taxes of € 9.9 million.

3 It is not intended to retire the treasury stock. As of December 31, 2001 and December 31, 2000, 8,089 thousand shares were held and as of March 11, 2002, 6,777 thousand shares were held.

Statements of Changes in Consolidated Fixed Assets and Investments

	Acquisition/Manufacturing cost					
in millions of €	1/1/2001	Currency changes	Additions[1]	Transfers	Disposals[2]	12/31/2001
Franchises, operating licenses, industrial property and similar rights and assets and licenses for such rights and assets	241.9	1.8	58.8	8.3	27.2	283.6
Goodwill	1,867.0	20.3	310.7	-	169.0	2,029.0
Advances to suppliers	8.7	0.1	4.3	- 8.3	-	4.8
Intangible assets	**2,117.6**	**22.2**	**373.8**	**-**	**196.2**	**2,317.4**
Land, land rights and buildings including buildings on land not owned	1,389.6	21.3	131.7	53.0	137.5	1,458.1
Technical equipment and machinery	4,206.3	94.8	328.6	284.7	172.8	4,741.6
Other equipment, factory and office equipment	1,214.9	7.8	161.3	36.2	195.1	1,225.1
Advances to suppliers and assets under construction	405.0	11.8	363.1	- 373.9	10.4	395.6
Property, plant and equipment	**7,215.8**	**135.7**	**984.7**	**-**	**515.8**	**7,820.4**
Shares to affiliated companies	10.5	-	-	-	5.6	4.9
Shares in associated companies	65.5	0.4	18.5	-	5.6	78.8
Investments in affiliates	3.3	-	10.5	-	4.1	9.7
Loans to associations	2.5	-	0.1	-	0.3	2.3
Securities held as investments	12.7	- 0.1	0.8	-	0.9	12.5
Other loans granted and financial assets	33.3	2.3	31.0	-	1.0	65.6
Investments	**127.8**	**2.6**	**60.9**	**-**	**17.5**	**173.8**
	9,461.2	**160.5**	**1,419.4**	**-**	**729.5**	**10,311.6**

1 The additions for the initial consolidation of companies include acquisition cost of € 309.3 million and depreciation of € 12.0 million.

2 The disposals for deconsolidated companies include acquisition cost of € 250.7 million and depreciation of € 185.5 million.

Depreciation						Net book values	
1/1/2001	Currency changes	Additions[1]	Transfers	Disposals[2]	12/31/2001	12/31/2001	**12/31/2000**
164.5	0.8	51.1	-	25.4	191.0	92.6	77.4
476.4	2.7	122.0	-	150.8	450.3	1,578.7	1,390.6
-	-	-	-	-	-	4.8	8.7
640.9	**3.5**	**173.1**	**-**	**176.2**	**641.3**	**1,676.1**	**1,476.7**
668.0	7.4	82.1	1.1	83.0	675.6	782.5	721.6
2,798.7	53.7	500.1	- 0.3	157.7	3,194.5	1,547.1	1,407.6
949.6	4.8	138.0	- 0.8	175.1	916.5	308.6	265.3
3.0	0.3	10.0	-	6.3	7.0	388.6	402.0
4,419.3	**66.2**	**730.2**	**-**	**422.1**	**4,793.6**	**3,026.8**	**2,796.5**
3.2	-	0.2	-	0.9	2.5	2.4	7.3
6.3	-	2.6	-	2.0	6.9	71.9	59.2
0.1	-	1.0	-	0.1	1.0	8.7	3.2
1.1	-	0.1	-	-	1.2	1.1	1.4
1.7	-	-	-	-	1.7	10.8	11.0
0.7	-	-	-	0.1	0.6	65.0	32.6
13.1	**-**	**3.9**	**-**	**3.1**	**13.9**	**159.9**	**114.7**
5,073.3	**69.7**	**907.2**	**-**	**601.4**	**5,448.8**	**4,862.8**	**4,387.9**

Notes to the Consolidated Financial Statements

1 Accounting Principles

Consolidation The consolidated financial statements include all major subsidiaries in which Continental AG directly or indirectly holds a majority of voting rights. Significant investments where Continental holds between 20 % and 50 % of the voting rights ("associated companies") are accounted for using the equity method. Other investments are carried at acquisition cost.

Consolidation is based on the purchase accounting method, eliminating the acquisition cost against the parent company's interest in shareholders' equity at the date of acquisition. Any difference between the acquisition cost and the interest in shareholders' equity is first allocated to the subsidiary's net assets to report them at fair value. Any unallocated amount is capitalized as goodwill and amortized over its estimated useful life as a charge to income. Recorded goodwill is adjusted for changes in pre-acquisition contingencies or for restructuring committed within 12 months after acquisition. Any subsequent reversal of restructuring accruals is first charged against the remaining goodwill.

The effects of intercompany transactions are eliminated.

Foreign Currency Translation Generally, the assets and liabilities of foreign subsidiaries having a functional currency other than the euro are translated into euros at the year-end middle rates. The statement of income is translated at average rates for the year. The translation adjustments are charged to other comprehensive income, without deferred taxes.

Monetary assets and liabilities of subsidiaries in hyperinflationary economies are translated at year-end spot rates, and non-monetary items are translated at historical rates. Translation adjustments are recognized in income. Depreciation, amortization and gains or losses from the disposal of noncurrent assets in hyperinflationary economies are determined on the basis of historical rates.

Foreign currency adjustments arising from the year-end translation of intercompany financing are charged directly to other comprehensive income provided the financing is in the functional currency and repayment is not expected in the foreseeable future. Tandem currencies are used where the functional currency is not accessible.

The following table summarizes in the exchange rates of the major currencies used in translation:

Currencies	Spot rate		Average rates for the year	
€ 1 in	12/31/2001	12/31/2000	2001	2000
USD	0.88	0.93	0.90	0.93
GBP	0.61	0.62	0.62	0.61
SEK	9.34	8.83	9.25	8.44
SKK	42.74	43.97	43.28	42.58
ZAR	10.36	7.04	7.71	6.40
MXN	8.08	8.92	8.38	8.75
BRL	2.06	1.81	2.10	1.69
CZK	31.98	35.09	34.04	35.60

Revenue Recognition Sales are generally recognized on delivery of products to customers, less expected cash and sales discounts.

Product-related Expenses Costs for advertising, sales promotion and other sales-related items are expensed as incurred. General provisions are set up for possible warranty claims for sold products on the basis of past experience and contractual periods. Additional accrued liabilities may be recognized for specific cases.

Research and Development Costs relating to research and development are expensed as incurred. These also include expenses for customer-specific applications, prototypes and testing. Reimbursements from customers are netted against expenses at the time of billing. Research and development expenses amounted to € 459.3 million (2000: € 418.3 million).

Earnings per Share Earnings per share are calculated on the weighted-average number of shares outstanding. Treasury shares are deducted for the period held in treasury. The fully diluted earnings per share also include potential conversion of option rights.

Intangible Assets Purchased intangible assets are carried at acquisition cost and amortized straight-line over a useful life of 5 to 20 years. Goodwill from acquisitions is amortized over a period of 10 to 20 years. The recoverability of Goodwill is assessed on the basis of estimated future undiscounted cash flows when events indicate potential impairment and written down as necessary.

Property, Plant and Equipment Property, plant and equipment is valued at acquisition or construction cost, less straight-line depreciation. The construction cost consists of direct costs, attributable material and manufacturing overhead, including depreciation. It also includes financing costs for long-term construction if a direct allocation is possible. The useful lives are summarized as follows:

Up to 25 years	for buildings and land improvements,
Up to 10 years	for technical equipment and machinery,
2 to 10 years	for factory and office equipment.

Leasing Continental leases property, plant and equipment, especially buildings. The leases are accounted for on the basis of the economic ownership.

Impairment of Property, Plant and Equipment The Company reviews developments that could indicate a possible impairment of property, plant and equipment from ongoing business activities.

When an impairment appears probable, the future undiscounted cash flows are compared with the related book value. If the cash flow value is lower, the book value is adjusted to the lower fair value.

In the event of a commitment to dispose of property, plant, equipment or business operations, the related book values are written down to the expected proceeds.

Marketable Securities and Equity Investments Marketable securities are valued at cost if they are held to maturity. Write-downs are made in the event of an impairment.

Current Assets These comprise inventories, receivables, marketable securities, and cash and cash equivalents. Amounts with a maturity of more than one year are indicated in the notes.

Inventories These are carried at the lower of acquisition, production or replacement cost, provided they do not exceed net realizable value. Acquisition cost is determined using the weighted-average method. Production cost includes direct costs, production-related material costs and overheads, as well as depreciation. Appropriate valuation allowances are made for excess or obsolete goods.

Sales of Financial Assets/Asset Backed Securitization Program Continental sells trade accounts receivable in particular under asset backed securitization programs. The selling companies manage the accounts receivable and are responsible for collection.

The retained interests in the accounts receivable sold are classified as other assets.

Financial Derivatives Continental uses derivative financial instruments only for hedging purposes. A highly effective hedge exists when movements in the derivative closely and effectively counter-act the exposure of the underlying transaction. All derivative financial instruments are reported at market value in the balance sheet. In the case of an effective hedge changes in the market value of cash flow hedges are charged directly to equity, while changes in the market value of fair value hedges are recognized in income as part of net interest expense. The total change in market value is reported as indebtedness on the balance sheet.

Stock Option Plans Employees stock option plans are accounted for in accordance with APB 25. An option is charged to income if the issue price is less than the fair value of the shares. The comparative amounts in accordance with FAS 123 are disclosed in the notes.

Accrued Liabilities Pension liabilities are actuarialy measured pursuant to FAS 87, using the projected unit credit method and reflect salary, attrition and pension trends. The discount rate is based on long-term loans in the respective capital market.

Pension liabilities for some foreign companies are covered by pension funds. In addition, accruals have been set up for employee benefit entitlements under national laws.

The obligations for post-retirement healthcare benefits in the US, including non-vested rights, are provided in full in accordance with FAS 106.

Continental recognizes amounts for environmental remediation if the expenses are probable and can be reliably estimated.

Liabilities for Restructuring Liabilities for restructuring are only recognized if a formal, approved plan containing all necessary information exists before the balance sheet date, the measures are carried out as quickly as possible in compliance with applicable laws in the affected country and the company has communicated the plan.

Accounting for Income Taxes Income taxes are measured using the liability method. Expected tax payments and refunds from temporary differences between the financial statements and the tax base as well as from loss carryforwards are recognized as deferred taxes. The deferred tax assets and liabilities are measured at the applicable future tax rates. No deferred tax is recognized for non-deductible goodwill. The effect of changes in tax rates is recognized during the period in which the law is changed.

The deferred tax assets and liabilities are netted by maturity within individual companies or tax consolidated entities. Valuation allowances are only provided for deferred tax assets if a tax saving is less likely than not.

Estimates In order to ensure the proper and complete preparation of the consolidated financial statements, management must make estimates and assumptions affecting the assets, liabilities, and disclosures in the notes as well as the income and expenses for the period. Actual amounts may differ from the estimates. The most important estimates and assumptions relate to pensions, taxes, impairments, warranties as well as the useful lives of noncurrent assets.

New Accounting Principles

Derivative Instruments Continental adopted FAS 133 ("Accounting for Derivative Instruments and Hedging Activities") as supplemented by FAS 138 since the beginning of 2001. FAS 133 requires that all derivative instruments be reported at their fair value in the balance sheet. In the case of highly effective hedges, changes in the value of cash flow hedges are charged directly to equity, while changes in the value of fair value hedges are recognized in income as part of net interest expense. The total changes in market value are reported as part of indebtedness in the balance sheet.

The implementation of FAS 133 led to certain cross currency/interest rate swaps entered into as a hedge of indebtedness being qualified as a hedge of a net investment in foreign operations and as fair value hedges. The initial mark-to-market of these swaps on January 1, 2001 resulted in a charge to income of € 5.9 million after taxes shown separately a cumulative change in accounting principle, and a direct charge to equity of € 9.6 million after taxes.

Goodwill Since the beginning of fiscal year 2002, Continental has adopted FAS 141 ("Business Combinations") and FAS 142 ("Goodwill and Other Intangible Assets"). These rules have substantially changed the accounting for mergers, goodwill, and intangible assets. FAS 141 eliminates the pooling-of-interests method for mergers, and also specifies the criteria for the separate recognition of intangible assets and goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized. Instead, they are to be reviewed for impairment (at least once a year) and written down if necessary. However, individually recognized intangible assets with a definite useful life will continue to be subject to amortization. The required impairment tests for goodwill and intangible assets with indefinite useful lives will first be carried out in 2002.

Impairment of Property, Plant and Equipment Continental has adopted FAS 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets") since the beginning of 2002. This accounting standard supersedes FAS 121 and removes goodwill from the scope. It also replaces the recoverability review with a probability-weighted cash flow test. FAS 121 still applies to assets that are held for sale, although FAS 144 expands the scope of application for "discontinued operations".

Dismantling and Restoration Costs for Property, Plant and Equipment FAS 143 ("Accounting for Asset Retirement Obligations") will be adopted in 2003. This standard requires dismantling and restoration costs to be recorded as a liability and capitalized as part of the asset's book value on acquisition and be subject to depreciation.

2 Companies Consolidated

The consolidated financial statements include, in addition to the parent company, 188 domestic and foreign companies in which Continental Aktiengesellschaft holds a direct or indirect interest of more than 20 % of the voting rights. Of these, 148 companies are fully consolidated and 40 companies are carried at equity.

Companies whose assets, liabilities, expenses and income, individually and collectively, are of only minor significance for the net assets, financial position and results of operations of the Corporation are not consolidated.

The companies included in consolidation have changed compared with the prior year. Eight companies that merged with other consolidated companies are no longer included, and nine companies were sold or wound up. Twenty-two companies were newly incorporated as a result of purchase or formation.

A table showing the significant companies of the Continental Corporation can be found on page 75 of this report. A complete list of the Corporation's holdings is filed with the commercial register of the Hanover Local Court under reference number HRB 3527.

3 Acquisition and Sale of Companies

As of April 1, 2001, Continental acquired a 60 % interest in Temic Telefunken microelectronic GmbH and a 100 % interest in Temic Mexico S.A. de C.V., Temic Automotive do Brasil Ltda. and Temic Automotive of North America, Inc. for € 398 million from DaimlerChrysler AG. The purchase agreement provides for reciprocal options to sell and purchase the remaining 40 % interest in Temic. DaimlerChrysler can exercise its put option between April 2002 and the end of July 2004. Continental can exercise its call option between November 2004 and October 2005. On February 13, 2002, DaimlerChrysler announced that it will exercise its put option in April 2002. As a result of these reciprocal options, Temic was consolidated at 100 % as of April 1, 2001, and the obligation to acquire the remaining interest was reported under "Other liabilities".

The acquired assets and assumed liabilities were adjusted to their estimated fair value, based largely on appraisal reports. This resulted in goodwill of € 289 million.

The goodwill was amortized in 2001 using the straight-line method on the basis of a useful life of 20 years, resulting in an amortization of € 10.8 million. In accordance with FAS 142, goodwill will no longer be amortized as of 2002.

Continental Corporation's sales would have increased by € 180.5 million for 2001 and by € 601.4 million for 2000 on a pro forma basis if the transactions had been completed on January 1, 2000. The pro forma information has been compiled exclusively for informative purposes and does not necessarily reflect the actual results that would have been produced had the acquisition of Temic already been completed by the date specified.

In connection with the restructuring of trading activities in the UK, the retail chains, mainly National Tire Service Ltd. were disposed through a management buy-out, for a loss on disposal of € 52.6 million. Other subsidiaries were also sold, mainly Deutsche Schlauchboot Hans Scheibert GmbH & Co.KG in Eschershausen and Wesbild Ventures Inc. in Toronto, Canada, for a gain of € 23.4 million.

The remaining changes in the scope of consolidation did not have any significant impact on the consolidated financial statements.

Notes to the Consolidated Statements of Income

4 Selling Expenses, Administrative Expenses and Other Operating Expenses

in millions of €	2001	2000
Selling expenses	1,185.6	1,124.1
Administrative expenses	441.4	382.9
Other expenses	703.1	268.2
	2,330.1	**1,775.2**

Other expenses include restructuring costs of € 446.2 million (2000: € 50.0 million). The difference to the total restructuring costs of € 467.6 million consists of inventory write-downs amounting to € 21.4 million (2000: € 10.0 million), which are in cost of sales. The restructuring measures were mainly related to the tire business in Mexico, Herstal (Belgium), and Traiskirchen (Austria), the disposal of trading activities in the UK, as well as the discontinuation of operations in Bad Nauheim (Germany), and ContiTech Ages in Italy.

Other expenses include foreign exchange losses amounting to € 39.5 million (2000: € 38.6 million), losses from the disposal of assets totaling € 11.0 million (2000: € 17.9 million) and other taxes amounting to € 30.3 million (2000: € 35.5 million).

The following total employee compensation is included in the statements of income:

in millions of €	2001	2000
Wages and salaries	2,149.4	1,957.8
Social security contributions	615.1	524.0
Retirement benefit costs	103.3	99.0
	2,867.8	**2,580.8**

The annual average number of people employed by the Corporation was as follows:

	2001	2000
Wage earners	45,575	44,185
Salaried employees	21,395	19,329
	66,970	**63,514**

The remuneration paid to Continental AG's Executive Board totaled € 3.2 million (2000: € 5.4 million); remuneration paid to the Supervisory Board totaled € 0.2 million (2000: € 1.0 million). In addition, former members of the Executive Board and their surviving dependents were paid remuneration totaling € 9.0 million (2000: € 3.4 million). Accrued obligations for pensions for former members of the Executive Board and their surviving dependents amounted to € 46.7 million (2000: € 36.1 million).

Members of the Executive Board were granted 60,000 (2000: 30,000) subscription rights for the acquisition of Continental shares as part of the 1999 stock option plan. As of December 31, 2001, no advances or loans had been granted to members of Continental AG's Executive and Supervisory Boards.

5 Other Income

Other income includes gains from the disposal of noncurrent assets totaling € 42.6 million (2000: € 18.2 million), rental income totaling € 7.1 million (2000: € 8.6 million), foreign exchange gains of € 26.9 million (2000: € 27.6 million), and income from the extinguishment of various obligations and the reversal of valuation allowances totaling € 38.1 million (2000: € 44.7 million).

6 Net Expense from Investments and Financial Activities

in millions of €	2001	2000
Income from equity investments	8.3	5.1
thereof from affiliated companies	0.4	0.4
thereof from companies carried at equity	7.9	4.7
Write-downs of equity investments		
and interests in affiliated companies	3.9	6.3
Income/loss from investments	**4.4**	**- 1.2**
Interest and similar income	73.6	74.6
Interest and similar expenses	264.5	256.8
Unrealized changes in the fair value		
of derivative instruments	8.9	-
Net interest expense	**- 182.0**	**- 182.2**
Income from securities and loans	**0.7**	**2.3**
Net expense from investments and financial activities	**- 176.9**	**- 181.1**

The Corporation's net interest expense amounted to 1.6 % of sales (2000: 1.8 %).

The application of FAS 133 resulted in € 8.9 million being recognized as income in net interest expense due to changes in the fair value of derivatives treated as fair value hedges. In addition, the first-time mark-to-market of interest rate and currency swaps as of January 1, 2001, led to a charge against income of € 5.9 million after taxes. This was disclosed as a cumulative change in accounting principle.

7 Income Taxes

The income tax expense of the Corporation in Germany and abroad can be summarized as follows:

in millions of €	2001	2000
Current taxes		
Germany	44.0	30.3
Abroad	60.1	62.4
Deferred taxes		
Germany	32.6	- 14.6
Abroad	- 79.4	- 27.4
Income taxes	**57.3**	**50.7**

In 2001, the utilization of loss carryforwards led to a reduction in deferred tax assets of € 1.7 million (2000: € 12.8 million).

The following table shows the reconciliation of the expected to the reported tax expense:

in millions of €	2001	2000
Expected tax income/expense at the German tax rate	- 95.9	130.1
Foreign tax rate differences	19.4	- 26.9
Change in valuation allowances for deferred taxes	86.5	- 24.7
Nondeductible amortization of goodwill	30.4	36.3
Effects of impairment of investments	31.5	- 48.1
Incentives, holidays, prior-period refunds	- 27.5	0.0
Effects of change in tax rate	-	- 32.3
Other	12.9	16.3
Income tax expense reported in the financial statements	**57.3**	**50.7**
Effective tax rate in %	**- 23.3**	**20.3**

In 2001, valuation allowances for deferred tax assets increased by € 86.5 million, mainly in connection with loss carryforwards which are unlikely to be realized for taxation purposes, resulting from shut-downs abroad. The increase includes the effect from the disposal of deferred tax assets of € 54.4 million resulting from the sale of the NTS trading activities, which were fully provided for in the previous year. In addition, € 4.5 million of the € 9.0 million deferred tax assets from the purchase of Shin-Ei Industry Co., Ltd. were provided for in the opening balance sheet.

Following the resolution to dispose of the NTS trading activities, the related investments had already been written down for tax purposes in the previous year. The disposal did not lead to any tax savings.

In Germany, the Federal corporation tax rate, including trade income tax and the solidarity surcharge, amounted to 39.0 % (2000: 52.0 %). The deferred taxes were already adjusted to the new rate in the previous year, which led to an overall tax benefit of € 32.3 million.

In 2001, the expansion of facilities abroad resulted in tax savings and holidays. In addition, taxes not previously recognized as a receivable were refunded.

Deferred tax assets and liabilities are reported as follows:

in millions of €	2001	2000
Intangible assets	- 104.0	- 74.7
Property, plant and equipment	- 116.0	- 150.3
Inventories	- 10.3	- 10.8
Pension plan and long-term accruals	78.0	108.6
Liabilities and short-term accruals	133.7	75.2
Other	26.1	48.6
Tax loss carryforwards	267.8	184.9
Valuation allowances	- 124.2	- 87.6
Net deferred taxes	**151.1**	**93.9**

The Corporation's corporate tax loss carryforwards and trade income tax loss carryforwards amounted to € 653.7 million (2000: € 445.8 million) and € 15.3 million (2000: € 75.9 million) respectively as of December 31, 2001. Most of the Corporation's existing corporate tax loss carryforwards relate to foreign subsidiaries and are partly limited in the time allowed to be carried forward. Total valuation allowances of € 124.2 million (2000: € 87.6 million) were recognized for the net deferred tax assets of individual companies abroad, which mainly result from loss carryforwards.

No additional taxes, in particular withholding taxes, were recognized for earnings from foreign companies which have not yet been remitted, since these retained earnings are utilized for additions to property, plant and equipment as well as current assets.

Deferred tax assets and liabilities are reported as follows:

	12/31/2001		12/31/2000	
in millions of €	**Total**	**> 1 year**	**Total**	**> 1 year**
Deferred tax assets	346.0	217.9	243.0	157.3
Deferred tax liabilities	194.9	191.1	149.1	118.7
Net deferred taxes	**151.1**	**26.8**	**93.9**	**38.6**

Notes to the Consolidated Balance Sheets

8 Intangible Assets

For changes in intangible assets and property, plant and equipment, please refer to the statement of changes in consolidated fixed assets and investments. The most important additions in 2001 resulted from the acquisition of Temic. The other additions were mainly from software purchased from third parties, in addition to changes arising from initial consolidation. The remaining book values for the intangible assets include in particular the goodwill from the acquisition of Continental Teves (1998) and Continental General Tire (1987/1988).

The remaining goodwill of €17.8 million was written down in full as a result of the impairment of the fixed assets of the tire business in Mexico and subsequently written off. This goodwill was first decreased by €3.8 million for tax refunds which had not been capitalized as part of the purchase accounting. In addition, in connection with the review of the Gislaved location (Sweden) the related goodwill of €7.4 million was written down as impaired.

As a result of the strategic restructuring resolved for certain trading activities in the United Kingdom, the remaining goodwill of €15.0 million was written down in the previous year. As a result of the disposal in 2001, goodwill totaling €129.2 million, including cumulative amortization, was written off.

The final settlement of the purchase price with ITT Industries from the acquisition of the Teves activities, as well as the release of restructuring liabilities set-up at the time of the acquisition were credited directly to goodwill for €14.4 million.

9 Property, Plant and Equipment

The principal additions were capacity extensions especially in low-cost locations as well as for new products and technologies. Disposals consisted mainly of land as well as technically and economically obsolete machinery and equipment.

Impairment write-downs of €38.8 million were charged in relation to the restructuring of the tire business in Traiskirchen (Austria) and Herstal (Belgium) as well as the review of the Gislaved (Sweden).

As a result of sustained operational losses, particularly from low capacity utilization, the property, plant, and equipment of the tire business in Mexico was reviewed in the course of the restructuring measures for any impairment. The necessary cash flow test revealed a shortfall. Based on an external appraisal report, property, plant and equipment was therefore depreciated by €103.3 million to its lower value, and by a further €33.3 million as a result of the shut-down in Guadalajara.

Property, plant and equipment includes leased buildings, technical equipment and other facilities totaling €31.7 million (2000: €33.5 million) under capital leases. Depreciation relating to leased assets for the year amounted to €1.9 million (2000: €1.9 million).

10 Investments

The additions to shares in associated companies include equity income from joint ventures. Securities held as investments mainly consist of fixed-interest government bonds to cover severance claims for employees in the Austrian companies. Loans include residential property construction loans to employees, financial contributions to utility companies and other loans.

11 Inventories

in millions of €	12/31/2001	**12/31/2000**
Raw materials and supplies	360.8	309.7
Work in progress	170.1	133.3
Finished goods and merchandise	647.1	719.1
Advances to suppliers	1.9	3.8
Advances from customers	2.4	2.5
	1,177.5	**1,163.4**

12 Trade Accounts Receivable

in millions of €	12/31/2001	12/31/2000
Trade accounts receivable	1,352.6	1,153.7
Allowances for doubtful accounts	79.0	66.4
	1,273.6	**1,087.3**

€ 6.7 million (2000: € 0.5 million) of the trade accounts receivable has a maturity of more than one year. The accounts receivable have been reduced by the accounts sold totaling € 734.1 million (2000: € 638.4 million) through factoring and asset backed securitization programs. In 2001, € 64.9 million was raised through new programs. The cash flow effect resulting from the factoring and asset backed securization programs totaled € 513.7 million (2000: € 427.6 million).

13 Other Assets and Amounts Receivable

in millions of €	12/31/2001	12/31/2000
Accounts receivable from affiliated companies	2.6	0.5
Accounts receivable from associates	3.1	13.5
Other assets and amounts receivable	1,153.9	795.6
Valuation allowances	128.2	90.8
	1,031.4	**718.8**

€ 474.1 million (2000: € 269.4 million) of other assets and amounts receivable has a maturity of more than one year. Other assets and amounts receivable include € 215.6 million (2000: € 87.7 million) net pension assets as well as € 346.0 million (2000: € 243.0 million) deferred tax assets. Valuation allowances include € 124.2 million (previous year: € 87.6 million) for deferred taxes.

On December 31, 2001, other assets included the retained interest in the accounts receivable sold totaling € 146.2 million (2000: € 136.2 million).

14 Marketable Securities

Marketable securities consisted primarily of fixed-interest promissory loans, which were held until maturity.

15 Cash and Cash Equivalents

Cash and cash equivalents comprise bank balances, cash-in-hand, central bank balances and checks. They have an original maturity of three months or less.

16 Consolidated Statements of Cash Flow

The following payments are included in net cash provided by operating activities:

in millions of €	2001	2000
Interest paid	204.7	195.5
Income tax paid	52.4	123.9

17 Prepaid Expenses

This item mainly consists of prepayments of rent, leasing fees, interest and insurance premiums.

18 Shareholders' Equity

Number of no-par value shares	2001	2000
at January 1	125,715,562	127,909,094
Change due to employee shares	269,478	276,564
Change due to conversions and exercise of options	50,000	5,619,160
Change due to acquisition of treasury shares	-	- 8,089,256
at December 31	**126,035,040**	**125,715,562**

The common stock increased by € 0.7 million through the issue of employee shares, and by a further € 0.2 million from conversions.

As a result of the resolution passed at the Annual General Meeting on May 23, 2001, the Company has an authorized capital of €166 million to issue new shares up to May 22, 2006.

As a result of the resolution passed at the Annual General Meeting on June 5, 1998, the Company had an original authorized capital of €102.3 million to issue new shares up to June 4, 2003. The last Annual General Meeting resolved to revoke this unused authorized capital.

Following the resolution passed at the Annual General Meeting on June 4, 1997, the Company had authorized capital originally totaling € 5.1 million to issue employee shares. The issue of employee shares with a nominal value of € 0.7 million reduced this authorized capital to €1.9 million.

The common stock of the Corporation amounts to € 343.4 million (gross) and € 322.7 million after deduction of treasury stock held at the balance sheet date. It is divided into 134,1 million (gross) no-par value bearer shares.

581,000 of the conversion rights granted under the 1996 stock option plan for members of the Executive Board and senior executives have not yet been exercised. Every € 0.51 of the convertible loan entitles a conversion to one share of Continental AG.

545,000 of the total of 1,564,664 subscription rights from the stock option plan for members of the Executive Board and senior executives set up in 1999 have been issued. Each option entitles the holder to subscribe for one share.

The 2 % 1999/2004 convertible bond issued on October 25, 1999, is linked to the right to subscribe for 38.83 shares when exchanging a bond with a principal amount of €1,000. This represents up to 9,707,500 no-par value shares.

The Annual General Meeting on May 23, 2001, resolved a conditional capital increase of €140.0 million to grant conversion and options rights for convertible bonds and to issue bonds with warrants. The Annual General Meeting on May 23, 2001, resolved to revoke the existing conditional capital of € 76.8 million intended for the granting of conversion or option rights.

The change in conditional capital is shown in the table below:

in millions of €	2001
Conditional capital as of January 1, 2001	107.8
Exercised: Conversion and option rights	0.2
Revoked	76.8
Newly created	140.0
Conditional capital as of December 31, 2001	**170.8**

The reserves include the additional paid-in capital as well as the surplus reserves and retained earnings of Continental AG of € 967.9 million and €153,6 million respectively. In 2001, a dividend of € 0.51 per share for fiscal year 2000 was paid from Continental AG's retained earnings for a total of € 64.1 million. The remainder was carried forward on new account.

Under the German Stock Corporation Act, the dividends distributable to the shareholders are based solely on Continental AG's retained earnings as reported in the annual financial statements prepared in accordance with the German Commercial Code. The retained earnings are to be carried forward on new account.

19 Stock-Based Compensation

Defined Stock Option Plans The Company has a defined stock option plan, which was established in 1996. The deadline for conversion under the 1990 stock option plan expired during fiscal year 2000. All eligible senior executives are entitled to exercise stock options entitling them to one Continental share under the rules governing convertible loans. The conversion price corresponds to the stock exchange price of Continental shares on the day the convertible loan was issued. The first half of the conversion rights of the stock option plan may be exercised for the first time after six months and the second half may be exercised for the first time after 24 months. They may not be exercised after 2005.

The conversion rights granted by Continental on the basis of its defined stock option plans changed as follows:

Convertible Bond 1990	2001		2000	
	Number of conversion rights 1,000 units	Average exercise price €/unit	Number of conversion rights 1,000 units	Average exercise price €/unit
at January 1	-	-	82.0	12.89
Granted	-	-	-	-
Exercised	-	-	76.0	12.89
Expired	-	-	6.0	12.85
Still outstanding at year-end	-	-	-	-
exercisable on December 31	-	-	-	-

Convertible Bond 1996	2001		2000	
	Number of conversion rights 1,000 units	Average exercise price €/unit	Number of conversion rights 1,000 units	Average exercise price €/unit
at January 1	696.0	18.60	720.8	17.21
Granted	-	-	-	-
Exercised	50.0	10.74	6.0	11.57
Expired	65.0	20.80	18.8	24.53
Still outstanding at year-end	581.0	19.01	696.0	18.60
exercisable on December 31	581.0	19.01	533.6	17.62

The defined stock option plan does not lead to recognition of personnel expenses in the consolidated statements of income.

Variable Stock Option Plan Continental AG launched a variable stock option plan ("1999 stock option plan") with the consent of the Annual General Meeting on June 1, 1999. The purpose of the plan is to be able to grant stock options in the form of subscription rights to certain senior executives and the Executive Board. Each option granted under this plan carries the right to subscribe one share. These stock options may be exercised after a lock-up period of three years starting from the date on which the Executive Board (and the Supervisory Board) resolves to grant the options. The corresponding number of shares of Continental AG can be subscribed within certain exercise windows during the subsequent two years.

These subscription rights may, however, only be exercised if the average market price of Continental shares in the Xetra closing auction (average closing price) on the Frankfurt Stock Exchange during the ten trading days prior to the respective exercise window is at least 15% (exercise hurdle) above the average closing price during the ten trading days prior to the issue date.

The subscription price thus amounts to at least 115% of the market price immediately prior to granting the options, less a performance discount and an outperformance discount.

The performance discount is calculated as a function of the change in the Corporation's EBIT margin. The outperformance discount is calculated on the basis of the performance of Continental's shares in comparison to the performance of the MDAX.

Stock options from this program may be exercised for the first time in November 2002.

The 1999 stock option plan developed as follows:

Stock Option Plan 1999	[illegible]		**2000**	
	Number of conversion rights 1,000 units	**Average exercise price €/unit**	**Number of conversion rights 1,000 units**	**Average exercise price €/unit**
at January 1	279.5	23.40	144.5	24.13
Granted	326.0	19.02	145.0	22.68
Exercised	-	-	-	
Expired	60.5	21.38	10.0	23.48
Still outstanding at year-end	545.0	21.01	279.5	23.40
exercisable on December 31	-		-	

The fair value of the variable stock options was calculated at the time the rights were granted on the basis of an option price model that takes the exercise hurdles into account. The fair value is determined on the basis of the following assumptions:

	[illegible]	**2000**
Fair value	5.23 €	6.95 €
Dividend yield	2%	2%
Volatility	27%	28%
Risk-free rate	5%	5%
Period of validity	5 years	5 years

The weighted-average fair value of the variable stock option plan is calculated using a procedure based on the Black Scholes method, taking the exercise hurdles into account.

Pro Forma Calculation If the cost of the stock option plans had been calculated according to FAS 123 on the basis of the fair value at the time the rights were granted, the consolidated net loss/net income and the diluted earnings per share would have changed as follows:

	[illegible]	**2000**
Consolidated net loss/net income	- 257.6	204.7
Effect of stock option plans	- 1.2	- 1.6
Pro forma annual result	- 258.8	203.1
Fully diluted earnings per share	- 2.05	1.53
Pro forma fully diluted earnings per share	- 2.06	1.52

20 Provisions

Provisions include the following:

in millions of €	12/31/2001 Total	12/31/2001 thereof > 1 year	12/31/2000 Total	12/31/2000 thereof > 1 year
Pensions and similar obligations	1,202.2	1,101.7	1,081.9	995.7
Taxes	423.5	382.9	304.6	238.9
Other risks	590.8	118.9	392.0	134.8
	2,216.5	**1,603.5**	**1,778.5**	**1,369.4**

a) Pensions and Similar Obligations Pensions and similar obligations relate to:

Pension Plans In Germany, Austria, Belgium, the United Kingdom, the US and Portugal, pension obligations exist for both general and individual plans. In the US and the United Kingdom, pension assets have been set up to fund these agreements. The plan assets are netted against the related pension obligations.

Pensions and similar obligations are shown in the following balance sheet items:

in millions of €	12/31/2001	12/31/2000
Pension accruals without funds	862.4	768.8
Balance of pension obligations and related funds		
(other assets)	215.6	87.7
Accruals for other post employment benefits	318.6	291.8
Accruals for similar obligations	21.2	21.3

The balance sheet amounts for pension obligations by Germany, the US and other countries are shown in the following table.

The most significant changes since the prior year relate to the first-time consolidation of Temic, the increase in health insurance benefits in the US, as well as contributions to the pension funds in the US. The following information about Continental's pension plans is divided into US pension plans, German pension plans, and other pension plans, mainly those in Austria and the United Kingdom. The other obligations relate to termination payment plans.

Pension Plans

in millions of €	12/31/2001 Germany	US	Other	12/31/2000 Germany	US	Other
Change in benefit obligations:						
Benefit obligations at beginning of year	720.9	530.2	241.8	705.6	447.6	214.9
Foreign currency translation	-	30.7	2.7	-	34.3	- 1.5
Current service cost	18.1	16.6	6.8	13.8	14.6	10.2
Interest cost on projected benefit obligations	44.4	40.2	9.2	41.2	36.0	11.9
Plan amendments	-	31.5	1.9	-	11.3	-
Actuarial gains/losses	11.1	40.9	- 6.2	- 3.4	15.4	0.2
Changes due to curtailments/settlements	-	-	- 5.5	-	-	-
Acquisition, disposal and other changes*	47.3	-	- 92.5	- 1.5	-	17.5
Benefit payments and fund contributions	- 40.0	- 30.7	- 6.7	- 34.8	- 29.0	- 11.4
Reinsurance policy	- 2.8	-	-			
Benefit obligations at year-end	799.0	659.4	151.5	720.9	530.2	241.8
Change in plan assets:						
Fair value of plan assets at beginning of year	-	516.0	211.3	-	482.7	178.6
Foreign currency translation	-	29.5	3.0	-	37.4	- 1.2
Actual return on plan assets	-	- 30.4	- 16.5	-	- 1.4	12.9
Employer contributions	-	129.5	3.0	-	26.3	4.8
Acquisition, disposal and other changes*	-	-	- 105.3	-	-	24.0
Benefits paid	-	- 30.7	- 7.5	-	- 29.0	- 7.8
Fair value of plan assets at year-end	-	613.9	88.0	-	516.0	211.3

* These amounts mostly comprise € 53.7 million from pension obligations assumed in the acquisition of the Temic Group as of April 1, 2001, and € 111.2 million, less plan assets of € 110.1 million, diposed with the trading activities in the UK.In the prior year, this amount was mainly due to the acquisition of Teves in September 1998. At that time pension obligations at Continental Teves UK were estimated to be € 4.7 million. According to an agreement concluded at the time of the purchase, the related plan assets, which were held by ITT Industries, were also to be transferred to Continental Teves UK. This transfer was concluded in November 2000 and the entire pension obligations and the entire plan assets have now been taken into account accordingly.

The following table shows the reconciliation of the funded status to the amounts contained in the balance sheet:

in millions of €	12/31/2001 Germany	US	Other	12/31/2000 Germany	US	Other
Funded status*	- 799.0	- 45.5	- 63.5	- 720.9	- 14.2	- 30.5
Unrecognized actuarial gains/losses	44.3	159.4	14.5	34.7	36.8	- 6.4
Unrecognized prior service cost from plan amendments	- 0.6	79.4	- 1.8	- 0.7	48.5	- 3.3
Additional minimum liability	- 32.7	- 0.1	- 1.2	- 23.7	-	- 1.4
Amount recognized	- 788.0	193.2	- 52.0	- 710.6	71.1	- 41.6
The amount recognized in the balance sheet comprises the following balance sheet items:						
Other assets and accounts receivable	-	207.6	8.0	0.4	79.8	7.5
Pension accruals	- 788.0	- 14.4	- 60.0	- 711.0	- 8.7	- 49.1
thereof additional minimum liability	- 32.7	- 0.1	- 1.2	- 23.7	-	- 1.4
Other comprehensive income, net	32.1	-	0.8	23.3	-	1.4
Net amount recognized	- 788.0	193.2	- 52.0	- 710.6	71.1	- 41.6

* Difference between plan assets and benefit obligations

The assumptions used for calculating the pension obligations with regard to discount, salary increases and the long-term rates of return on plan assets have been established by country.

In the principal pension plans, the following weighted-average assumptions have been used:

	12/31/2001			12/31/2000		
in %	Germany	US	Other	Germany	US	Other
Average valuation factors as of December 31						
Discount rate	6.0	7.0	6.4	6.0	7.5	5.0
Expected long-term return on plan assets	-	8.5	7.9	-	9.0	7.4
Long-term rate of compensation increase	3.0	5.0	3.5	2.8	5.0	3.9

Net pension expenses can be summarised as follows:

	12/31/2001			12/31/2000		
in millions of €	Germany	US	Other	Germany	US	Other
Current service cost	18.1	16.6	6.8	13.8	14.6	10.2
Interest cost on projected benefit obligations	44.4	40.2	9.2	41.2	36.0	11.9
Expected return on plan assets	-	- 47.6	- 8.7	-	- 48.5	- 13.5
Amortization of actuarial losses/gains	- 0.2	0.4	- 0.4	0.1	-	0.1
Amortization of prior service cost	- 0.1	3.5	9.5	-	2.6	- 0.2
Settlement of unvested benefits	-	-	- 2.1	-	-	-
Other pension expenses	0.3	-	0.1	-	-	0.2
Net periodic pension cost	62.5	13.1	14.4	55.1	4.7	8.7

Other Post Employment Benefits Certain subsidiaries in the USA grant eligible employees healthcare and life insurance on retirement, if they have fulfilled certain conditions relating to age and years of service. These benefits can be altered.

in millions of €	2001	2000
Change in benefit obligations		
Benefit obligations at beginning of year	326.0	252.3
Foreign currency translation	18.3	18.9
Current service cost	5.0	4.6
Interest cost on projected benefit obligation	24.6	20.9
Actuarial losses	16.2	22.7
Plan amendments	-	27.0
Benefit payments	- 22.1	- 20.4
Benefit obligations at year-end	368.0	326.0

No separate plan assets have been allocated to these obligations and therefore they are included in the provisions.

The following table shows the reconciliation of the funded status to the amounts contained in the balance sheet:

in millions of €	12/31/2001	12/31/2000
Funded status*	- 368.0	- 326.0
Unrecognized actuarial losses	25.2	7.2
Unrecognized costs from plan amendments	24.2	27.0
Net amount recognized	**- 318.6**	**- 291.8**

* Difference between plan assets and benefit obligations

The assumptions used to calculate the healthcare and life insurance benefits with regard to the discount and the increase in healthcare and life insurance benefits vary according to the conditions in the USA. The following weighted-average assumptions were used:

in %	2001	**2000**
Average valuation factors as of December 31		
Discount rate	7.0	7.5
Rate of increase in healthcare and life insurance benefits		
in the following year	8.0	6.7

The net costs of healthcare and life insurance benefit obligations can be broken down as follows:

in millions of €	2001	**2000**
Current service cost	5.0	4.6
Interest cost on projected benefit obligation	24.6	20.9
Amortization of actuarial losses	0.1	0.1
Amortization of plan amendments	2.8	-
	32.5	**25.6**

The following table shows the effects of a one percentage point increase or decrease in healthcare and life insurance benefits.

in millions of €	2001	**2000**
1% increase:		
Effects on service and interest costs	0.9	0.2
Effects on benefit obligations	4.0	5.4
1% decrease:		
Effects on service and interest costs	- 2.9	- 2.9
Effects on benefit obligations	- 4.1	- 4.7

Accruals for Obligations Similar to Pensions Certain Corporation companies have made commitments to employees for a fixed percentage of the employees' compensation. These payments are made when the employees leave the company; in 2001, they amounted to € 3.8 million (2000: € 2.6 million).

b) Accruals for Taxes Accruals for taxes including deferred tax liabilities increased in 2001 by € 118.9 million to € 423.5 million (2000: € 304.6 million).

c) Accruals for Other Risks

in millions of €	12/31/2001	**12/31/2000**
Warranties	132.3	105.1
Restructuring accruals	115.8	49.2
Anniversary bonuses for long-serving employees	22.7	25.4
Litigation and environmental risks	64.9	51.0
Other accruals	255.1	161.3
	590.8	**392.0**

The other accruals mainly relate to other uncertain risks from contractual and similar obligations.

Restructuring Accruals in millions of €	**Severance payments**	**Closure costs**	**Total**
at January 1, 2000	**54.3**	**50.9**	**105.2**
Utilization	18.5	26.6	45.1
Reversal	10.4	3.4	13.8
Additions	2.9	-	2.9
at December 31, 2000	**28.3**	**20.9**	**49.2**
Utilization	5.9	12.6	18.5
Reversal	5.0	1.6	6.6
Additions	74.4	16.6	91.0
Foreign currency translation	0.6	0.1	0.7
at December 31, 2001	**92.4**	**23.4**	**115.8**

In 2001, as in the previous year, restructuring accruals were mainly utilized in connection with the shut-down of the plant in Gretz, France. The release of € 5.0 million was credited directly to goodwill.

The additions primarily resulted from the shut-down of the tire business in Traiskirchen (Austria) and Guadalajara (Mexico). With the exception of a few remaining activities, production at these locations will be relocated or discontinued. In addition, restructurings of specific sites were committed in connection with the acquisition of Temic.

Further, restructuring expenses for ContiTech Ages in Italy and retreading activities in Bad Nauheim (Germany) were accrued.

21 Indebtedness

		thereof with a term of			thereof with a term of	
in millions of €	12/31/2001	up to 1 year	more than 5 years	12/31/2000	up to 1 year	more than 5 years
Bonds[1]	1,533.7	96.9	521.5	869.4	-	546.0
Bank loans and overdrafts[2]	1,313.1	292.6	66.5	1,145.7	532.2	17.0
Leasing liabilities	50.4	1.3	44.9	49.3	1.2	43.6
Liabilities on bills drawn and payable	0.2	0.2	-	0.3	0.3	-
Other indebtedness	321.8	261.8	-	170.0	84.7	12.1
	3,219.2	**652.8**	**632.9**	**2,234.7**	**618.4**	**618.7**

1 Thereof € 258.1 million (2000: € 255.2 million) in convertible bonds

2 Thereof € 6.5 million (2000: € 1.4 million) secured by land charges, mortgages and similar securities

After subtracting marketable securities, cash and cash equivalents of € 618.1 million (2000: € 216.8 million) the total net indebtedness amounted to € 2,601.1 million (2000: € 2,017.9 million).

Other indebtedness includes a loan commitment until 2005, which was valued at € 60 million as of December 31, 2001. This item also contains € 141.2 million in commercial paper which was issued under Continental AG's € 750 million commercial paper program and was outstanding on the balance sheet date.

Breakdown of Bonds

Issuer	Type	Option for	Issuing amount in millions of €	Book value as in millions of € of 12/31/2001	Coupon p.a.	Date of issue/ Maturity	Issue price	Subscription price in €
CRoA	Bonds[1]	-	65.7	72.0	4.750%	1987/10.2002	127%	-
CAG	Convertible bonds	Shares	250.0	258.1	2.000%	1999/10.2004	100%	25.75
CAG	Convertible loan[2]	Shares	0.5	0.3	6.750%	1996/06.2005	-	min. 10.2
CRoA	Eurobond	-	500.0	576.0	5.250%	1999/07.2006	99.087%	-
CAG	Eurobond	-	500.0	500.0	6.875%	2001/12.2008	99.462%	-
CRoA	Private placements							
	under the MTN program		127.3	127.3	various	2001/various	various	
				1,533.7				

1 The issuing price of 127% includes the option rights from the stock warrants that expired on October 6, 1997.

2 Share option plan for senior executives.

Continental Rubber of America Corp. issued a Eurobond in the principal amount of €500 million in 1999 in connection with the financing of an investment in North America. This bond was converted to US dollars through matched interest and currency swaps. As a result, the book value of the bond was treated like a bond denominated in US dollars and translated at €576.0 million.

In fiscal year 2001, the Continental Corporation issued several instruments under its euro Medium Term Note program (MTN program) of €1,000 million. In addition private placements amounting to €127.3 million and a Eurobond of €500 million in December 2001 with a term of seven years were issued by Continental AG.

Breakdown of Financing Commitments from Banks

Company	Type	Amount in millions of €	Value on 12/31/2001 in millions of €	Interest	Maturity
CAG, CRoA, CB	Syndicated Euroloan	1,500.0	489.5	variable	2003
CAG	Promissory loans	50.0	50.0	5.53%	2003
CAG	Promissory loans	20.0	20.0	5.66%	2005
CUK	Syndicated Euroloan	164.1	164.1	variable	2006
CM	Syndicated Euroloan	60.0	60.0	variable	2006
CAG, CRoA	Long-term bank loan	125.0	125.0	variable, 5.13%	2006
CRoA	Long-term bank loan	34.0	34.0	6.09%	2007
CM	Long-term bank loan	50.0	31.9	5.07-6.17%	2009
Various	Various bank lines	762.5	338.6	variable	mainly < 1 year
Financing commitments from banks		**2,765.6**			
Bank loans and overdrafts			**1,313.1**		

In order to meet short-term capital requirements during 2001, Continental Corporation made use of the syndicated Euroloan of €1.5 billion due in December 2003, the commercial paper program, and the various bank lines.

CUK	=	Continental UK Group Holdings Ltd., West Drayton, United Kingdom
CAG	=	Continental Aktiengesellschaft, Hanover, Germany
CRoA	=	Continental Rubber of America Corp., Wilmington, Delaware, USA
CB	=	Continental Benelux S.A., Zaventem, Belgium
CM	=	Continental Matador s.r.o., Púchov, Slovak Republic

Maturity of Indebtedness

The indebtedness will mature within the next five years and thereafter as follows:

in millions of €	2002	2003	2004	2005	2006	thereafter
Total indebtedness	652.8	570.8	280.0	103.3	979.4	632.9

At the end of the year, short-term credit lines amounting to € 423.9 million (2000: € 363.3 million) were still available. Available long-term credit lines amount to € 1,028.6 million (2000: € 1,092.3 million).

Lease Liabilities

in millions of €	2002	2003	2004	2005	2006	thereafter
Lease liabilities	1.3	1.2	1.1	1.0	0.9	44.9

22 Other Liabilities

	12/31/2001			12/31/2000		
in millions of €	Total	thereof < 1 year	thereof > 5 years	Total	thereof < 1 year	thereof > 5 years
Trade accounts payable	952.2	952.2	-	902.6	902.6	-
Liabilities to affiliated companies	3.4	3.4	-	4.1	3.6	-
Payables to associates	14.1	14.1	-	14.4	14.4	-
Other liabilities	941.1	625.1	9.3	691.1	594.1	0.4
	1,910.8	**1,594.8**	**9.3**	**1,612.2**	**1,514.7**	**0.4**

Other liabilities include payroll obligations for the month of December as well as liabilities in connection with social security, vacation, early retirement and workers' compensation. These totaled € 336.6 million (2000: € 287.1 million). Other liabilities also include € 224.6 million to acquire the remaining interest in Temic and taxes amounting to € 79.9 million (2000: € 105.0 million).

Other Disclosures

23 Litigation and Compensation Claims

Various lawsuits, official investigations, administrative proceedings, and other claims against consolidated companies are pending, may be initiated or asserted in the future, including class actions and suits for substantial damages or other compensation, which could involve considerable expenses. Litigation is subject to many uncertainties, and the outcome of individual proceedings cannot be predicted with certainty. There is a possibility that Continental may incur expenses as a result of the final judgments in some of these cases which exceed recognized accruals, whose timing and amount cannot be reliably predicted. The outcome of such cases may have a material effect on Continental's earnings. However, in view of the existing accruals, the obligations that may result will not, in our opinion, have a material effect on the Corporation's overall financial position.

Foundation Initiative of German Companies Several class actions in the US and individual actions in Germany were brought against Continental and other German companies in connection with the employment of forced labor during World War II. All actions against Continental have now been withdrawn or rejected.

Continental is a member of the "Foundation Initiative of German Companies: Remembrance, Responsibility and Future", set up by various German companies and the German Government. Continental made its contribution to this foundation in 2001.

24 Commitments and Contingencies

in millions of €	2001	**2000**
Contingent liabilities on bills of exchange	103.8	101.7
Liabilities on guarantees	30.2	16.4
Liabilities on warranties	2.1	2.2

The commitments and contingencies relate primarily to guarantees for the liabilities of non-consolidated associated companies and third parties, as well as to contractual warranties for joint ventures.

Continental may have obligations relating to environmental issues under governmental notices and regulations or as a result of various claims and proceedings that are pending or might be asserted or initiated. Estimates of future expenses are naturally subject to many uncertainties, such as the enactment of new laws and regulations, the development and application of new technologies, and the identification of contaminated land for which Continental is legally liable.

Continental conducts recall and voluntary exchange actions for products it has sold, as prescribed by law, or deemed appropriate in order to ensure customer satisfaction and compliance with its own safety standards. The Corporation's warranty accruals also include the estimated expenses for such measures. Estimates are primarily based on previous experience and subject to numerous uncertainties, such as the enactment of new laws and regulations, the number of products sold or the type of measures to be taken. There is a possibility that the actual expenses will exceed existing accruals by a significant amount. However, based on the existing accruals, the possible obligations will not, in our opinion, have a material effect on the Corporation's overall net assets and financial position.

In 2001, expenses for operating leases and rental agreements amounted to €149.9 million (2000: €120.3 million).

Future payments related to operating leases and rental agreements with an original or remaining term of more than one year on December 31, 2001, for which the Corporation is not the economic owner of the related assets amount to:

Leasing and Rental Agreements

in millions of €	
2002	125.8
2003	100.9
2004	73.1
2005	54.4
2006	44.5
thereafter	207.6

Open purchase commitments for property, plant and equipment amount to €133.9 million.

25 Financial Instruments

a) Interest and Currency Management Currency forwards, currency swaps and currency options are actively used to manage currency exposure. Currency exposure is defined as net cash flows per currency on a rolling 12-month basis. The maturities of these hedges do not normally exceed twelve months.

The Continental Corporations's interest management activities make use in particular of forward rate agreements, interest rate futures, interest rate swaps, interest rate/currency swaps and interest rate options. They are used to hedge interest rate risks and to optimize financing costs.

b) Notional amounts, Fair Value and Counterparty Risk The notional amounts of derivatives listed below do not represent the payments agreed by the contracting parties. Rather, they are used as a basis for measuring payment and are therefore not an indication of the risk to which Continental is exposed. The actual payment flows take account of exchange rates, interest rates and other conditions.

The fair value of currency forwards is calculated on the basis of the valid spot exchange rates on the balance sheet date as well as of the forward premiums and discounts compared with the contracted forward exchange rate. For interest rate swaps, the future cash flows are discounted at the balance sheet date using the market interest rates that apply for the remainder of the contracts. Values determined at the balance sheet date may differ significantly from the values subsequently realized on the market.

In the case of instruments that are highly effective for hedging purposes, Continental applies hedge accounting as specified by FAS 133. In the case of cash flow hedges, changes in the fair value of the derivatives are taken directly to other comprehensive income until the hedged item is recognized in income. This affects seven interest rate swaps and interest rate/currency swaps with a fair value totaling € -28.1 million at the balance sheet date which were used to hedge bonds issued with variable interests rates.

The Corporation does not hold any embedded derivative instruments which require separate accounting, such as contractual payment agreements in currencies not usually traded in.

The fair value of derivatives accounted for as other comprehensive income, changed as follows:

in millions of €	1/1/2000	Additions	Release	12/31/2001
Fair value	- 14.7	- 13.4	-	- 28.1
Deferred taxes	5.1	4.8	-	9.9
Other comprehensive income	- 9.6	- 8.6	-	- 18.2

The notional amounts and fair values of all derivatives as of the balance sheet date amount to:

	12/31/2001		12/31/2000	
in millions of €	**Notional amount**	**Fair value**	**Notional amount**	**Fair value**
Currency forwards	185	- 1	66	0
Interest rate swaps	50	- 2	-	-
Interest/currency swaps	578	- 100	500	- 69

The currency hedges that existed on December 31, 2001, were concluded in the last quarter of the year.

The Corporation is exposed to counterparty risks resulting from the breach of contractual obligations by its counterparties. Our contract partners are generally prime-rated domestic and international banks. Ongoing monitoring of their creditworthiness includes the counterparty ratings published by specialized rating agencies. Continental is not exposed to any substantial risks in relation to its dependence on individual counterparties. The general counterparty risks from the derivatives used are not deemed to be significant.

26 Segment Reporting

The internal organizational structure of the company is described below:

Continental Automotive Systems This segment consists of the following business units: electronic brake systems, foundation brakes, brake actuation, electronics, air spring systems, and aftermarket.

Passenger Tires This segment manufactures and distributes passenger tires in the European original equipment and replacement markets under the Continental, Uniroyal, Semperit, Barum, Gislaved, Viking and Mabor brands. It also runs the European tire dealer companies and the two-wheel (motorbike and bicycle) tire business.

Commercial Vehicle Tires This segment manufactures and distributes truck tires in the European original equipment and replacement markets. It also focuses on industrial and agricultural tires and the Conti International Group, which contains all our tire business outside Europe and the NAFTA area.

Continental Tire North America This segment handles original equipment and replacement business in the NAFTA area in particular for tires for passenger cars, trucks and earth-moving machinery under the Continental, General Tire and Euzkadi brands.

ContiTech This segment mainly produces and distributes rubber-based industrial products worldwide, such as elastomer coatings, air springs, conveyor belts, drive belts, hoses, extrusions, rubber-metal parts and plastic sheeting, primarily under the ContiTech brand.

Other This comprises directly managed subsidiaries and affiliates, such as holding, financing and insurance companies. The segment also includes the holding function of Continental Aktiengesellschaft and consolidating eliminations between the segments.

Internal control and reporting within the Continental Corporation is based on United States Generally Accepted Accounting Principles (US GAAP) as described in Note (1). The Corporation measures the success of its segments on the basis of their operating result (EBITA) and the return on capital employed (ROCE), which is expressed as EBITA as a percentage of operating assets.

Inter-segmental sales and revenue are at arm's-length prices.

Sales are geographically summarized by the region in which the sold product is delivered.

Segment Reporting

in millions of €	Continental Automotive Systems	Passenger Tires	Commercial Vehicle Tires	Continental Tire North America	ContiTech	Other[3]	Continental Corporation
2001							
Sales	3,985.7	2,845.8	885.6	1,743.1	1,768.1	5.0	11,233.3
EBITA	184.9	180.5	- 97.9	- 314.8	122.0	- 41.9	32.8
as % of sales	4.6	6.3	- 11.1	- 18.1	6.9	-	0.3
Capital expenditure[1]	253.7	198.4	77.0	122.2	82.8	6.7	740.8
as % of sales	6.4	7.0	8.7	7.0	4.7	-	6.6
Depreciation and impairment[2]	192.6	173.1	80.5	269.9	79.9	2.6	798.6
thereof impairment	0.3	22.6	23.6	154.4	1.6	-	202.5
Operating assets	3,053.8	1,481.7	664.4	1,503.0	840.3	1,451.4	8,994.6
ROCE in %	6.1	12.2	- 14.7	- 20.9	14.5	-	0.4
Number of employees at Dec. 31	18,480	16,902	7,597	7,140	15,025	149	65,293
2000							
Sales	3,023.1	2,639.3	976.4	1,762.9	1,787.2	- 73.9	10,115.0
EBITA	170.5	196.4	36.0	20.9	140.3	- 31.1	533.0
as % of sales	5.6	7.4	3.7	1.2	7.9	-	5.3
Capital expenditure[1]	203.7	211.3	103.5	105.9	86.6	4.2	715.2
as % of sales	6.7	8.0	10.6	6.0	4.8	-	7.1
Depreciation and impairment[2]	130.8	179.7	55.9	114.4	77.4	2.3	560.5
thereof impairment	-	35.0	-	-	-	-	35.0
Operating assets	2,200.4	1,498.8	702.9	1,399.8	838.4	974.9	7,615.2
ROCE in %	7.7	13.1	5.1	1.5	16.7	-	7.0
Number of employees at Dec. 31	12,251	18,096	8,709	8,826	15,806	144	63,832

1 Capital expenditure on property, plant and equipment and software

2 Including amortization and depreciation of investments. Without regular goodwill amortization in 2001: € 82.2 million for CAS, € 2.5 million for Passenger Tires, € 0.6 million for Commercial Vehicle Tires, € 9.3 million for CTNA, € 2.0 million for CT, € 96.6 million for the Corporation; in 2000: € 70.1 million for CAS, € 19.0 million for Passenger Tires, € 0.4 million for Commercial Vehicle Tires, € 9.4 million for CTNA, € 1.7 million for CT, and € 100.6 million for the Corporation.

3 Elimination of intercompany sales € 158.0 million (2000: € 172.0 million) and incidental revenues amounting to € 163.0 million (2000: € 98.1 million)

Reconciliation of EBITA to Consolidated Net Loss/Net Income for the Year

in millions of €	2001	2000
Continental Automotive Systems	184.9	170.5
Passenger Tires	180.5	196.4
Commercial Vehicle Tires	- 97.9	36.0
Continental Tire North America	- 314.8	20.9
ContiTech	122.0	140.3
Other	- 41.9	- 31.1
Consolidated EBITA	**32.8**	**533.0**
Goodwill amortization (excl. impairment)	96.6	100.6
Net interest expense	- 182.0	- 182.2
Income tax expense	57.3	50.7
Minority interests	51.4	5.2
Cumulative change in accounting principle	- 5.9	-
Consolidated net loss/net income	**- 257.6**	**204.7**

27 Data by Region

in millions of €	Germany	Rest of Europe	North America	Other Countries	Continental Corporation
2001 sales	**3,326.8**	**4,000.3**	**2,961.8**	**944.4**	**11,233.3**
2000 sales	3,149.0	3,548.4	2,761.4	656.2	10,115.0
Number of employees at Dec. 31, 2001	**27,784**	**22,757**	**10,264**	**4,488**	**65,293**
Number of employees at Dec. 31, 2000	25,436	23,681	11,423	3,292	63,832

28 Earnings per Share

The key figures for earnings per share are shown below:

in millions of €/millions of shares	2001	2000
Consolidated net loss/net income	- 257.6	204.7
Weighted-average number of shares issued	125.8	128.0
Basic earnings per share	**- 2.05**	**1.60**
Consolidated net loss/net income	- 257.6	204.7
Interest expense for convertible bonds and bonds with warrants, net of taxes	-	7.7
Diluted net loss/net income	- 257.6	212.4
Weighted-average number of shares issued	125.8	128.0
Shares from the potential conversion of dilutive options	-	10.7
Diluted weighted-average number of shares	125.8	138.7
Fully diluted earnings per share	**- 2.05**	**1.53**

Without the change in accounting principle through the first-time adoption of FAS 133, earnings per share would have been € -2.00 and fully diluted € -2.00.

Significant consolidated companies

(using uniform Corporation accounting principles according to US GAAP)	Equity interest in %	Shareholders' equity 2001 € m	Earnings 2001 € m	Earnings 2000 € m	Sales 2001 € m	Employees 12/31/2001
1. Affiliated Companies Germany						
Benecke-Kaliko AG, Hanover	100.0	60.0	3.1 *	- 1.7 *	293.6	1,534
Continental Teves AG & Co. oHG, Frankfurt/Main	100.0	- 60.9	84.6	85.4	1,651.0	5,344
ContiTech Antriebssysteme GmbH, Hanover	100.0	13.8	4.0 *	1.0 *	170.5	1,044
ContiTech Vibration Control GmbH, Hanover	100.0	17.6	4.1 *	1.9 *	178.5	1,144
ContiTech Luftfedersysteme GmbH, Hanover	100.0	7.3	2.7 *	1.1 *	109.6	637
ContiTech Kühner GmbH & Co. KG, Oppenweiler	86.0	6.0	3.2	1.0	80.3	571
ContiTech Schlauch GmbH, Hanover	100.0	17.8	4.7 *	0.8 *	211.3	1,836
ContiTech Transportbandsysteme GmbH, Hanover	100.0	10.5	3.0 *	- 0.5 *	116.3	596
ContiTech Techno-Chemie GmbH, Karben	100.0	15.8	2.6 *	0.1 *	207.8	1,563
Conti Temic microelectronic GmbH, Nuremberg**	60.0	294.2	7.6	•	697.4	2,574
Vergölst GmbH, Bad Nauheim	87.5	26.0	8.3 *	- 16.7	239.7	1,582
2. Affiliated Companies Europe						
Barum Continental spol. s r.o., Czech Republic	85.0	253.8	38.2	37.2	683.2	4,152
Continental Automotive Products s.r.l., Romania	100.0	29.6	- 15.2	- 9.9	19.2	624
Continental Benelux S.A., Belgium	100.0	112.3	- 22.6	30.6	609.7	1,017
Continental France SNC, France	100.0	124.2	64.3	51.9	764.8	2,629
Continental Gislaved Däck AB, Sweden	100.0	71.0	2.0	- 2.4	109.8	708
Continental Industrias del Caucho S.A., Spain	100.0	29.8	2.1	3.2	173.3	318
Continental Mabor Industria de Pneus S.A., Portugal	100.0	168.3	38.7	32.8	279.2	1,529
Continental Matador s.r.o., Slovac Republic	76.0	31.8	12.8	1.8	114.2	914
Continental Teves Czech Republic, s.r.o.	100.0	54.3	11.0	7.3	253.8	1,055
Continental Teves UK Ltd., U.K.	100.0	60.4	8.4	1.9	153.6	598
Continental Tyre Group Ltd., U.K.	100.0	29.2	2.2	1.6	196.6	169
ContiTech AGES S.p.A., Italy	100.0	21.7	- 18.0	- 6.8	64.6	550
ContiTech Anoflex SNC, France	100.0	8.6	- 7.3	- 0.8	137.5	1,199
Semperit Reifen Ges.m.b.H., Austria	100.0	122.4	- 97.8	9.2	365.9	1,352
Temic Telefunken microelectronic Hungary Kft.**	60.0	12.2	1.5	•	97.6	1,151
3. Associated Companies North America and Other						
Continental Automotive Mexicana de C.V., Mexico**	100.0	25.6	- 2.4	•	116.2	775
Continental do Brasil Produtos Automotivos Lda.	100.0	19.3	- 2.4	1.9	83.3	837
Continental Teves Corporation Japan K.K.	51.0	8.4	- 3.2	•	177.9	411
Continental Teves Inc., USA	100.0	- 54.5	- 28.9	- 9.8	1,018.0	1,977
Continental Tire de Mexico, S.A. de C.V.	80.6	- 14.1	- 241.7	- 2.1	342.8	1,108
Continental Tire North America Inc., USA	80.6	239.0	- 56.9	- 11.1	1,496.9	6,013
Continental Tyre South Africa (Pty) Ltd.	60.0	23.2	5.2	- 0.1	126.2	1,854
4. Associated Companies						
Compania Ecuatoriana del Caucho, Ecuador	38.6	23.8	2.0	3.9	80.1	•
Drahtcord Saar GmbH & Co. KG, Germany	50.0	10.9	0.2	0.2	40.9	•
KG Deutsche Gasrußwerke GmbH & Co., Germany	32.1	7.7	0.8	0.8	77.8	•

A full list of the companies belonging to the Continental Corporation and Continental Aktiengesellschaft is filed with Hanover Local Court. The list is available for inspection by the shareholders of Continental Aktiengesellschaft, Hanover, at the Company's offices.

* Earnings after profit and loss transfer
** as of 4/1/2001

Dear Continental Shareholders,

The Supervisory Board of Continental AG regularly monitored the work of the Executive Board in fiscal year 2001 and provided advice where appropriate.

The Supervisory Board's work was based on its meetings, the sessions of the Executive Committee and separate discussions, as well as the oral and written reports it received from the Executive Board on the development of the Company and important business transactions. The members of the Supervisory Board were also regularly available for consultation by the Executive Board outside the meetings. In addition, the Chairman of the Supervisory Board and the Chairman of the Executive Board were in regular contact and exchanged information and ideas.

The Supervisory Board held four regular and three extraordinary meetings in the year under review, while the Executive Committee met four times. The permanent committee required under section 27 (3) Mitbestimmungsgesetz (German Co-determination Act) was not obliged to meet during the past fiscal year. No other Supervisory Board committees exist.

One of the most important events for the Supervisory Board in fiscal year 2001 was the appointment of a new Executive Board Chairman. On September 11, 2001, Dr. Stephan Kessel resigned from the Executive Board by mutual consent as a result of differences in opinion on the Company's strategic direction. The Supervisory Board would like to thank Dr. Kessel for the work he performed during his 16 years with the Company. The Supervisory Board appointed Manfred Wennemer as his successor and Dr. Wolfgang Ziebart as the Deputy Chairman.

Other important topics covered by the reports to and discussions of the Supervisory Board were the acquisition of a majority interest in Temic GmbH and the examination of a proposal to dispose of the Corporation's ContiTech division. This was rejected by the Executive Board in September.

The discussions regularly covered detailed current information on sales, earnings and employment developments at Corporation and segment level and the Company's financial situation. In the meeting on December 10, 2001, the Supervisory Board discussed the financial and investment planning for the fiscal year 2002 and the long-term planning to 2004. They also approved the budget for 2002.

The annual financial statements for 2001 prepared by the Executive Board and the management report for Continental Aktiengesellschaft, including the bookkeeping and the risk early warning system, were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover. An unqualified audit opinion was granted.

The consolidated financial statements of Continental Aktiengesellschaft were prepared in accordance with US Generally Accepted Accounting Principles (US GAAP) and were supplemented by a group management report and additional notes in accordance with section 292a HGB (German Commercial Code). According to the latter section, the submission of the consolidated financial statements according to US GAAP releases the Company from the obligation to prepare consolidated financial statements according to German



Hubertus von Grünberg
Chairman of the Supervisory Board

law. The consolidated financial statements according to US GAAP and the management report that have been submitted were also issued with an unqualified audit opinion.

With regard to the risk early warning system, the auditor has declared that the Executive Board has taken the measures required under section 91 (2) AktG (German Stock Corporation Act) and that the Company's risk early warning system is suited to recognize risks that could threaten the continued existence of the Company at an early stage.

The documents relating to the annual financial statements and the audit reports were discussed at length at a preliminary meeting with the auditor on April 8, 2002 and at the meeting of the Supervisory Board on April 9, 2002. All Supervisory Board members received the documents in due time prior to this meeting. The auditor was present at the meeting to discuss the annual financial statements and the consolidated financial statements. He reported on the key findings of the audit and was available to provide supplementary information to the Supervisory Board.

The Supervisory Board endorsed the results of the audit by the auditor on the basis of its own examination of the annual financial statements, the consolidated financial statements, the management report, the group management report, and the proposal for the appropriation of net income. It approved the annual financial statements, which are thereby adopted. The Supervisory Board has approved the proposal for the appropriation of net income made by the Executive Board.

Bernd Frangenberg retired on March 31, 2002. The Supervisory Board would like to thank Mr. Frangenberg for his long and successful commitment to Continental. The Continental North America division for which Mr. Frangenberg was responsible will be integrated into the Passenger Tires and Commercial Vehicle Tires divisions.

The Supervisory Board has appointed Dr. Alan Hippe to the Executive Board. Effective June 1, 2002 he will be responsible for the areas of finance, controlling, and law.

The Supervisory Board would like to thank the Executive Board, all employees and the employee representatives for their conscientious work and high level of commitment. It would also like to thank Continental's shareholders for their confidence in the Company.

Hanover, April 2002

For the Supervisory Board

Hubertus von Grünberg
Chairman

The Supervisory Board

Members of the Supervisory Board of Continental AG
Memberships held in other Supervisory Boards required by law and in comparable controlling bodies of companies in Germany and abroad:

Hubertus von Grünberg
Chairman
Member of various Supervisory Boards
Allianz Versicherungs-AG, Munich, Germany
Deutsche Telekom AG, Bonn, Germany
MAN Aktiengesellschaft, Munich, Germany
Schindler Holding AG, Hergiswil, Switzerland

Richard Köhler*
Deputy Chairman
Chairman of the Corporate Employee Council and of the Employee Council for the Korbach Plant,
Chairman of the European Employee Council

Heidemarie Aschermann*
Deputy Chairperson of the Employee Council for the Northeim Plant

Manfred Bodin
Chairman of the Executive Board,
Norddeutsche Landesbank Girozentrale
Berlin-Hannoversche Hypothekenbank AG, Hanover-Berlin, Germany
Bremer Landesbank Kreditanstalt Oldenburg – Girozentrale –, Bremen, Germany**
CeWe Color Holding AG, Oldenburg, Germany
DGZ-DekaBank Deutsche Kommunalbank, Frankfurt/Main, Germany
Dragoco Gerberding & Co. AG, Holzminden, Germany
LBS Norddeutsche Landesbausparkasse, Berlin-Hannover, Hanover/Berlin, Germany**
LHI Leasing GmbH, Munich, Germany (Chairman)
MHB Mitteleuropäische Handelsbank AG, Frankfurt/Main, Germany
NORD CON Asset Management Holding GmbH, Berlin, Germany (Chairman)
Nordland Papier AG, Doerpen, Germany
NORD/LB Luxembourg S.A., Luxembourg (Chairman)**
Provinzial Lebensversicherung Hannover, Hanover, Germany
Skandifinanz AG, Zurich, Switzerland**

Diethart Breipohl
Member of various Supervisory Boards
Allianz AG, Munich, Germany
Bayerische Hypo- und Vereinsbank AG, Munich, Germany
Beiersdorf AG, Hamburg, Germany
KarstadtQuelle AG, Essen, Germany
KME AG, Osnabrück, Germany
mg technologies ag, Frankfurt/Main, Germany
Banco Popular Español, Madrid, Spain
BPI Banco Portugues de Investimento, Porto, Portugal
Crédit Lyonnais, Paris, France
Les Assurances Générales de France (AGF), Paris, France

Werner Breitschwerdt
Consultant
active-film.com AG, Frankfurt/Main, Germany
Dornier GmbH, Friedrichshafen , Germany
Ed. Züblin AG, Stuttgart, Germany
MTU Motoren- und Turbinen-Union Friedrichshafen GmbH, Friedrichshafen, Germany
DaimlerChrysler of South Africa (Pty.) Ltd., Pretoria, South Africa
Mercedes-Benz USA, Montvale, USA

Michael Deister*
Member of the Employee Council for the Stöcken Plant

Wilfried Eickmann*
Member of the Supervisory Board
(until June 30, 2001)

Michael Frenzel
Chairman of the Executive Board,
Preussag AG
AXA-Colonia Konzern AG, Cologne, Germany
Deutsche Bahn AG, Berlin, Germany (Chairman)
Deutsche Hypothekenbank AG, Hanover, Germany
E.ON Energie AG, Munich, Germany
Hapag-Lloyd AG, Hamburg, Germany (Chairman)**
Hapag-Lloyd Flug GmbH, Hanover, Germany (Chairman)**
TUI Deutschland GmbH, Hanover, Germany (Chairman)**
Volkswagen AG, Wolfsburg, Germany
Norddeutsche Landesbank, Hanover, Germany
Preussag North America, Inc., Greenwich, USA (Chairman)**

Hans-Olaf Henkel
President of the Wissenschaftsgemeinschaft Gottfried-Wilhelm-Leibniz
Audi AG, Ingolstadt, Germany (until March 2001)
DaimlerChrysler Luft- und Raumfahrt Holding AG, Munich, Germany
EADS Deutschland GmbH, Munich, Germany
econia AG, Cologne, Germany
IBM Deutschland GmbH, Berlin, Germany
IKB Deutsche Industriebank AG, Düsseldorf, Germany
SMS AG, Düsseldorf, Germany
ETF Lugano, Switzerland
Merrill Lynch International, London, UK (until December 2001)
Orange SA, Paris, France (since December 2001)
Ringier AG, Zofingen, Switzerland

Karl-Heinz Hilker*
Chairman of the Employee Council for the Vahrenwald Plant and Deputy Chairman of the Joint Employee Council Continental AG

H. Peter Hüttenmeister*
Northern Region Manager,
IG Bergbau, Chemie, Energie
(Union of Mining, Chemical, Energy Industries)
DuPont Performance Coatings GmbH & Co. KG., Wuppertal, Germany
Mitteldeutsche Sanierungs- und Entsorgungsgesellschaft GmbH (MDSE), Bitterfeld, Germany

Gerhard Knuth*
Chairman of the Joint Employee Council of
Continental Teves AG & Co. oHG

Hartmut Meine*
District Manager of
IG Metall (German Metalworkers' Union) District Hanover
for Lower Saxony and Saxony-Anhalt
(since July 11, 2001)
KM Europa Metal AG, Osnabrück, Germany

Werner Mierswa*
Chairman of the Employee Council Headquarters Continental AG
and Chairman of the Joint Employee Council Continental AG

Rainer Stark*
Head of Corporate Quality and Environment

Fred G. Steingraber
Chairman Emeritus A.T. Kearney
John Hancock Financial Trends Fund, Boston, Massachusetts, USA
Maytag Corporation, Newton, Iowa, USA
3i plc, London, UK (since January 2002)

Dirk Sumpf*
Hanover District Manager,
IG Bergbau, Chemie, Energie
(Union of Mining, Chemical, Energy Industries)
Wolff Walsrode AG, Walsrode, Germany

Giuseppe Vita
Member of various Supervisory Boards
Allianz Lebensversicherungs-AG, Stuttgart, Germany
Axel Springer Verlag AG, Berlin, Germany (since June 2001)
Berliner Kraft- und Licht (BEWAG) AG, Berlin, Germany
Degussa AG, Düsseldorf, Germany (since February 2001)
Dussmann AG & Co,. KgaA, Berlin, Germany (since February 2001)
HUGO BOSS AG, Metzingen, Germany (Chairman)
Schering AG, Berlin, Germany (Chairman since April 2001)
Deutsche Bank SpA, Milan, Italy (Chairman)
Riunione Adriatica di Sicurtà (RAS) S.p.A., Milan, Italy (Chairman)

Bernd W. Voss
Member of various Supervisory Boards
Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt/Main, Germany (until December 2001)
Deutsche Schiffsbank AG, Bremen/Hamburg, Germany (Chairman)
Dresdner Bank AG, Frankfurt/Main, Germany (since January 2002)
Dresdner Bauspar AG, Bad Vilbel, Germany (until December 2001)
E.ON AG, Düsseldorf, Germany
KarstadtQuelle AG, Essen, Germany
Oldenburgische Landesbank AG, Oldenburg, Germany (Chairman)
Preussag AG, Hanover, Germany
Quelle AG, Fürth, Germany
VARTA AG, Hanover, Germany (until February 2001)
Volkswagen AG, Wolfsburg, Germany
Wacker Chemie GmbH, Munich, Germany
ABB Ltd., Zurich, Switzerland (since March 2002)
Bankhaus Reuschel & Co., Munich, Germany (Chairman)

Ulrich Weiss
Member of various Supervisory Boards
ABB AG, Mannheim, Germany
BEGO Medical AG, Bremen, Germany (since January 2002)
Heidelberger Zement AG, Heidelberg, Germany
O&K Orenstein & Koppel AG, Berlin, Germany (Chairman)
Südzucker AG, Mannheim, Germany
Benetton Group S.p.A., Ponzano Veneto (Treviso), Italy
Ducati Motor Holding S.p.A., Bologna, Italy
Piaggio Holding S.p.A., Pontedera, Italy

* Employee representatives
** Consolidated companies as pursuant to section 100 subsection 2 AktG (German Stock Corporation Law)

The Executive Board

Members of the Executive Board of Continental AG
Memberships held in other Supervisory Boards required by law and in comparable controlling bodies of companies in Germany and abroad:

Stephan Kessel
Chairman
Passenger Tires
(until September 11, 2001)
Continental Teves, Inc., Wilmington, USA*
Continental Tire North America, Inc., Charlotte, USA*
ContiTech North America, Inc., Wilmington, USA*
(all until September 11, 2001)

Manfred Wennemer
Chairman
Passenger Tires
(since September 11, 2001)
ContiTech
Benecke-Kaliko AG, Hanover, Germany (Chairman)*
Continental Teves, Inc., Wilmington, USA*
(since September 13, 2001)
Continental Tire North America, Inc., Charlotte, USA*
(since September 13, 2001)
ContiTech AGES SpA, Santena, Italy (President)*
ContiTech Antriebssysteme GmbH, Hanover, Germany*
ContiTech Luftfedersysteme GmbH, Hanover, Germany (Chairman)*
(until October 25, 2001)
ContiTech Schlauch GmbH, Hanover, Germany*
ContiTech Techno-Chemie GmbH, Karben, Germany*
ContiTech Transportbandsysteme GmbH, Hanover, Germany*
ContiTech Vibration Control GmbH, Hanover, Germany*
ContiTech North America, Inc., Wilmington, USA*
Conti Temic microelectronic GmbH, Nuremberg, Germany
(since September 21, 2001)
Temic Automotive of North America, Inc., Auburn Hills, USA*
(since September 13, 2001)

Wolfgang Ziebart
Deputy Chairman
Continental Automotive Systems
Conti Temic microelectronic GmbH, Nuremberg, Germany
(Chairman)* (since September 21, 2001)
Continental Teves, Inc., Wilmington, USA*
(since September 13, 2001)
Temic Automotive of North America, Inc., Auburn Hills, USA*
(since September 13, 2001)
SupplyOn AG, Gerlingen-Schillerhöhe, Germany

Bernd Frangenberg
Continental Tire North America
(until March 31, 2002)
Compania Hulera Euzkadi S.A. de C.V., Anahuac, Mexico*
Consortio Mercantil Exportador S.A. de C.V., Anahuac, Mexico*
Continental Automotive Licensing Corp., Charlotte, USA*
Continental Products Corporation, Charlotte, USA*
Continental Tire de Mexico S.A. de C.V., Anahuac, Mexico*
Continental Tire North America, Inc., Charlotte, USA*
CTNA Holding Corp., Charlotte, USA*
DynaGen, Inc., Charlotte, USA*
Englewood Services, Inc., Charlotte, USA*
General Tire de Mexico S.A. de C.V., Anahuac, Mexico*
General Tire International Company, Charlotte, USA*
General Tire Realty Co., Charlotte, USA*
(all until March 31, 2002)

Klaus Friedland
Finance, Controlling, Human Resources and Law
Director of Personnel
Continental Automotive, Inc., Wilmington, USA*
Continental Rubber of America, Corp., Wilmington, USA*
Continental Teves, Inc., Wilmington, USA*
Continental Tire North America, Inc., Charlotte, USA*
ContiTech North America, Inc., Wilmington, USA*
Semperit Reifen Gesellschaft m.b.H., Traiskirchen, Austria*
Temic Automotive of North America, Inc., Auburn Hills, USA*
(since September 13, 2001)
Vergölst GmbH, Bad Nauheim, Germany (Chairman)*
(until May 29, 2001)

Hans-Joachim Nikolin
Commercial Vehicle Tires, Quality and Environment,
Conti International
Continental Tire North America, Inc., Charlotte, USA*
Continental Tyre South Africa (PTY) Limited,
Port Elizabeth, South Africa*
Drahtcord Saar GmbH & Co. KG, Merzig, Germany*
KG Deutsche Gasrußwerke GmbH & Co., Dortmund, Germany*
(since December 18, 2001)
Semperit Reifen Gesellschaft m.b.H., Traiskirchen, Austria
(Chairman)*
Modi Rubber Limited, New Delhi, India

Generalbevollmächtigte

Bernadette Hausmann
Purchasing and Strategic Technology
(until December 31, 2001)

Werner P. Paschke
Controlling and Accounting

* Consolidated companies as pursuant to section 100 subsection 2 AktG (German Stock Corporation Law)

Selected Financial Terms

APB
Accounting Principles Board Opinion
The accounting principles issued prior to establishment of FASB, which are still applicable in some cases.

Asset backed securitization program
Under this program, trade receivables are pooled for each country and the pools sold to financing companies who refinance the deal by issuing commercial papers on the US capital market.

Associated companies
A company in which a company belonging to the Corporation holds an interest and exercises a significant degree of control, but whose balance sheets and income statements are not included in the consolidated financial statements. Instead, only the corresponding proportion of their shareholders' equity and earnings are included.

Authorized capital
The authorized capital is the amount up to which the Executive Board, with the approval of the Supervisory Board, can increase the common stock by issuing new shares.

Conditional capital
The amount by which holders of convertible bonds and/or option rights can acquire newly issued shares of the Company and hence participate in a capital increase previously authorized by the Annual General Meeting.

Deferred taxes
Income taxes to be paid by a company are computed on the basis of its taxable income. When this income is different from that shown in the commercial accounts, then taxes will be either too high or too low in relation to the published earnings. An accounting adjustment for deferred taxes is recorded to compensate for the difference in those cases in which it is clear that the valuation difference will be reversed in the course of time. A deferred tax liability is recorded if the tax expense in the published earnings is too low. According to US GAAP, in contrast to the German Commercial Code, a deferred tax asset is recorded if more tax has been paid than would be due on the basis of the published earnings. At the same time, valuation allowances may only be made for deferred tax assets if they are not likely to be realized.

EBITA
Earnings before interest, taxes and regular amortization of goodwill.

Equity ratio
The equity ratio is the ratio of the shareholders' equity, without minority interests, to total assets.

FASB
Financial Accounting Standards Board
The board that lays down the financial accounting standards for US GAAP.

Gearing ratio
This ratio is obtained by dividing indebtedness by shareholders' equity.

Indebtedness
Indebtedness is computed by netting cash and cash equivalents against interest-bearing liabilities.

Interest cover
The interest cover expresses the ratio of the net interest expense to EBITA.

Interest swap
An interest swap is the exchange of interest payments between two parties. For example, this allows variable interest to be exchanged for fixed interest, or vice versa.

Liquidity ratio
The liquidity ratio is the ratio of monetary current assets (current assets minus inventories) to short-term liabilities (due in less than 1 year).

Long-term financing
The extent to which property, plant and equipment plus inventories are financed by shareholders' equity and long-term borrowings provides information about the company's long-term financing. If the ratio exceeds 100%, the long-term financing of property, plant and equipment plus inventories is considered adequate.

Operating assets
The divisions' operating assets comprise the noncurrent assets and investments, including goodwill assigned to them as well as current assets plus sold receivables and contingent liabilities on bills of exchange, less cash and cash equivalents, deferred tax assets, taxes receivable and trade payables.

Rating
A rating is a standardized figure used to measure the creditworthiness of debt issuers and debt securities. It is fixed by specialized rating agencies such as Standard & Poor's and Moody's. The rating can range from AAA or Aaa, the highest levels, to D or C, which indicate that a company will probably default. A rating of BB+ or Ba1 or worse implies that the credit rating of the issuer or debt security is no longer categorized as investment grade, but rather as a speculative investment (high yield).

Return on shareholders' equity
The return on shareholders' equity is defined as the ratio of the net income/net loss to shareholders' equity excluding minority interests.

Self-financing ratio
This item shows to what extent the additions to noncurrent assets and investments are financed from cash flow.

SFAS
Statements of Financial Accounting Standards
The accounting standards or amendments issued by the FASB.

US GAAP
US Generally Accepted Accounting Principles.

Value added
The sum of personnel expense, interest, income taxes and net income.

Financial Calendar

2002

Preliminary figures for fiscal year 2001	March 8
Financial press conference	April 11
International analyst conference	April 11
Interim report on first three months 2002	May 2
Annual Shareholders' Meeting	May 29
Interim report on first six months 2002	July 31
Interim report on first nine months 2002	October 31
International analyst conference	October 31

2003

Preliminary figures for fiscal year 2002	March
Financials press conference	April
International analyst conference	April
Interim report on first three months 2003	May
Annual Shareholders' Meeting	May 23
Interim report on first six months 2003	July
Interim report on first nine months 2003	October
International analyst conference	October

Continental Corporation Ten-Year Review

		1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Balance sheet											
Fixed assets											
and investments	€ m	1,817.3	1,949.8	1,843.3	1,781.9	1,797.3	1,797.7	3,999.3	4,220.6	4,387.9	4,862.8
Current assets	€ m	1,791.3	1,696.6	1,642.4	1,645.5	1,629.4	2,112.6	2,766.4	3,183.2	3,227.3	4,131.8
Balance sheet total	€ m	3,608.6	3,646.4	3,485.7	3,427.4	3,426.7	3,910.3	6,765.7	7,403.8	7,615.2	8,994.6
Shareholders' equity [1]	€ m	765.3	780.2	756.6	764.2	816.7	1,232.3	1,329.1	1,760.6	1,844.1	1,546.7
Minority interests	€ m	61.5	88.5	100.1	102.7	134.5	149.5	174.5	142.4	145.7	101.4
Long-term debt	€ m	1,452.4	1,399.7	1,356.8	1,102.5	1,245.7	1,268.5	3,003.4	2,343.9	2,855.2	4,085.5
Capital expenditure on											
property, plant and											
equipment	€ m	362.7	319.1	263.2	302.3	282.0	282.6	416.3	581.5	682.8	704.9
Equity ratio	in %	21.2	21.4	21.7	22.3	23.8	31.5	19.6	23.8	24.2	17.2
Long-term financing											
of noncurrent assets,											
investments and											
inventories	in %	90.0	86.3	90.1	79.4	85.1	104.6	93.1	83.4	91.5	101.6
Total net indebtedness	€ m	1,235.7	1,170.6	1,089.3	1,016.8	836.9	283.4	1,919.0	1,712.8	2,017.9	2,601.1
Self-financing ratio	in %	133.8	86.4	113.5	122.9	132.9	173.7	117.1	135.3	112.5	85.6
Liquidity ratio	in %	76.5	68.3	76.6	61.3	68.7	107.1	82.5	69.3	79.8	102.2
Statement of income											
Sales	€ m	4,954.4	4,790.3	5,050.0	5,242.0	5,333.1	5,719.4	6,743.2	9,132.2	10,115.0	11,233.3
Share of foreign sales	in %	63.9	65.4	67.6	66.5	66.1	67.4	66.4	68.6	68.9	70.4
Cost of sales [2]	in %	73.2	74.1	74.0	73.9	73.4	71.9	74.0	78.6	79.7	81.5
Selling expenses [2]	in %	15.0	16.7	16.3	15.6	15.8	16.0	14.4	11.6	11.1	10.6
Administrative expenses [2]	in %	6.7	6.2	6.2	5.7	5.5	5.3	4.7	3.9	3.8	3.9
EBITA	€ m	280.5	199.7	188.6	200.2	269.3	321.7	397.7	607.3	533.0	32.8
Personnel expenses	€ m	1,709.4	1,683.7	1,669.4	1,673.9	1,672.2	1,751.5	1,937.1	2,387.7	2,580.8	2,867.8
Amortization and											
depreciation [3]	€ m	257.0	284.7	298.3	282.6	311.5	306.8	395.7	576.5	654.7	891.3
Cash flow	€ m	358.6	296.0	320.0	378.2	416.5	490.9	567.0	849.7	866.3	642.1
Value added	€ m	1,904.7	1,835.5	1,823.5	1,872.0	1,899.2	2,071.9	2,317.4	2,899.0	3,013.2	2,798.1
Consolidated											
net income/net loss	€ m	68.0	33.3	36.2	79.4	98.4	164.5	138.2	234.7	204.7	- 257.6
Employees											
Annual average	Thousands	50.4	49.8	49.0	48.4	46.4	44.8	50.2	62.6	63.5	67.0

1 Excluding minority interests

2 % of sales

3 *Excluding write-downs on investments*

The consolidated financial statements for the years up to and including 1997 were prepared in accordance with the HGB (German Commercial Code); from 1998, they have been prepared in accordance with US GAAP.

INFORMATION

Continental AG's annual financial statements, which were prepared in accordance with German accounting provisions and issued with an unqualified audit certificate by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, will be published in the Bundesanzeiger (Federal Gazette) and entered in the commercial register of Hanover Local Court.

This Annual Report is also available published in German. The financial statements of Continental Aktiengesellschaft are available in English and German.

This information can be obtained from:

Continental AG
Corporate Communications
P.O. Box 169
30001 Hanover
Germany
Tel. +49 (0) 5 11/938-1146
Fax +49 (0) 5 11/938-8 17 70
e-mail: prkonzern@conti.de

Information about Continental is also available on the Internet under:
www.conti-online.com

Published by:
Continental Aktiengesellschaft
Corporate Communications,
Hanover, Germany

Designed and produced by:
Charles Barker GmbH
Frankfurt am Main, Germany

Printed by:
Druckerei Josef Grütter
GmbH & Co KG, Hanover, Germany

This report was printed using CONTI AIR® printing blankets and paper produced from chlorine-free pulp.



Continental Aktiengesellschaft
P.O. Box 169
30001 Hanover
Germany
Telephone +49 (0) 5 11 9 38-01
Telefax +49 (0) 5 11 9 38-8 17 70
Email: mailservice@conti.de
www.conti-online.com

Company address:
Vahrenwalder Strasse 9
30165 Hanover
Germany

Annual Financial Statements of Continental AG for the year ended December 31, 2001

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Ten-Year Survey - Continental AG

		1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Balance sheet											
Fixed assets											
and investments	€ m	1,126.6	1,174.9	1,099.6	950.4	916.3	976.2	2,054.1	2,498.7	2,719.2	3,379.2
Current assets	€ m	446.1	462.7	434.1	596.9	645.7	955.5	951.7	1,012.2	1,062.1	1,241.8
Balance sheet total	€ m	1,572.7	1,637.6	1,533.7	1,547.3	1,562.0	1,931.7	3,005.8	3,510.9	3,781.3	4,621.0
Shareholders' equity	€ m	608.4	682.3	711.9	722.5	742.6	1,073.7	1,091.4	1,428.3	1,543.7	1,467.0
Long-term debt	€ m	247.7	347.7	357.0	209.3	343.3	346.7	1,279.0	1,000.3	710.9	1,352.7
Capital expenditure	€ m	99.6	91.8	69.2	49.2	50.6	53.0	51.5	61.9	65.4	59.7
Equity ratio	in %	38.7	41.7	46.4	46.7	47.6	55.6	36.3	40.7	40.8	31.7
Long-term financing											
of fixed assets and											
inventories	in %	64.5	79.4	92.6	90.4	106.4	137.5	114.2	97.0	84.2	85.7
Total indebtedness	€ m	530.3	337.0	213.8	98.7	18.8	+ 255.1	710.6	633.0	822.0	1,500.8
Self-financing ratio	in %	91.3	79.6	901.0	- 249.1	194.9	123.6	10.1	70.9	33.1	15.8
Liquidity ratio	in %	30.1	54.0	76.6	81.0	116.0	198.7	158.7	90.1	66.3	68.1
Statement of Income											
Sales	€ m	1,704.8	1,147.4	1,168.9	1,391.4	1,348.0	1,479.2	1,590.7	1.644,9	1.769,8	1,850.1
Foreign markets share	in %	37.4	34.6	34.9	32.6	37.0	38.3	39.1	43.2	47.7	50.5
Cost of sales[1]	in %	82.4	86.7	86.8	83.5	81.0	79.2	78.7	77.9	76.9	78.6
Selling expenses[1]	in %	7.6	7.9	8.5	8.4	10.6	11.9	10.7	10.2	10.5	10.5
Administrative expenses[1]	in %	5.8	5.4	4.9	5.5	5.8	4.9	4.7	5.1	4.7	5.0
Cost of materials	€ m	1,077.3	675.2	705.8	882.3	754.2	795.5	873.8	916.6	979.3	1,025.2
Personnel expenses	€ m	328.5	299.4	292.6	330.8	388.2	382.5	412.5	399.3	396.3	446.9
Depreciation[2]	€ m	85.8	86.9	84.6	49.3	51.8	57.4	60.2	64.4	68.9	71.0
Cash flow	€ m	139.8	108.3	112.0	108.1	161.5	157.7	156.0	292.3	151.9	171.2
Value added	€ m	411.5	378.4	350.0	380.6	446.2	442.8	492.1	609.6	607.1	499.0
Net income/loss	€ m	19.4	36.4	24.2	28.9	34.3	46.1	51.2	119.7	112.0	- 16.3
Dividend	€ m	-	18.5	19.2	24.0	29.0	41.0	47.0	58.8	64.1	-
Employees											
Annual average	Thousands	8.4	7.5	6.7	7.4	8.0	7.5	7.5	7.6	7.5	7.6

1 % of sales

2 Excluding writedowns on investments

Continental Aktiengesellschaft Management Report

Preliminary Remarks This Management Report of Continental Aktiengesellschaft does not provide an overview of the position of the Continental Corporation as a whole, but rather refers solely to the parent company. For a comprehensive understanding of the Continental Corporation, please refer to Continental's Annual Report, which contains the group management report and the consolidated financial statements prepared in accordance with US GAAP.

Economic Situation and Business Developments in 2001

The Global Economy Developments in the global economy were inconsistent. While Europe initially performed well, reaching the previous year's high levels, the US and Asia had a poor start to the 2001.

US economic development collapsed in the wake of the terrorist attacks, and Europe followed suit with a clear downturn.

An economic upswing is not expected until the second half of 2002.

Automobile Production Contrary to Q3 forecasts, which assumed a slight drop in Western European passenger car production in 2001, production reached the same level as the previous year at 16.8 million units. In the NAFTA area, fears of a significant downturn were confirmed. At 15.5 million vehicles, production was down by 10.0%.

Production of commercial vehicles in Europe was down by 4% to 0.39 million units. In the NAFTA area a major drop of 33% was recorded, to 0.34 million vehicles.

Earnings At €1,850.1 million, sales were up by €80.3 million on the previous year (+4.5%). The reason behind this clear improvement in sales was the positive trend in our original equipment business for passenger cars. There was a slight decline in our replacement business, while the commercial vehicle segment stagnated.

Gross profit on sales fell short of the previous year's figure by 3.1%; at €163.4 million, profit before the financial result was down on the previous year's figure of €165.0 million.

During the fiscal year, extensive restructuring measures were undertaken in consolidated companies, both in Germany and abroad. These measures are recorded on the balance sheet as unscheduled writedowns of equity investments, the assumption of loss from investments and as an extraordinary subsidy.

Losses in the amount of €94 million were absorbed from Continental Caoutchouc-Export-AG as a result of the write-down of the equity investment in UK-Holding following the sale of the trading activities in the United Kingdom. The fiscal year also saw the first-time assumption of a loss from Vergölst GmbH (€41 million) under the profit and loss transfer agreement still to be approved by the Annual General Meeting. A further loss of €11 million was absorbed from ContiTech Holding GmbH in 2001 following a profit in the previous year. This was mainly due to the write-down of ContiTech Ages S.p.A. and the one-off effect from the provision set up for potential early retirement obligations.

The total value of the losses assumed and the writedowns of financial assets and short-term investments, which came to €167.0 million, was offset by income from investments and profit transfers, which totaled €229.6 million. Despite setting up the provision for potential early retirement obligations (€22 million) and a €6.2 million rise in net interest expense, a result from ordinary activities of €171.5 million (previous year: €142.3 million) was generated. The extraordinary result was impacted by a subsidy of €174 million paid to Continental Automotive North America Inc., Charlotte, North Carolina (US), for restructuring measures introduced in 2001.

The tax expense amounted to €13.8 million. In total, this results in a net loss for the period of €16.3 million, which, after withdrawals from the reserve for treasury stock including retained profits brought forward, results in net retained profits of €2.1 million.

Dividends The drastic restructuring measures posed a considerable burden on earnings and cash flow in fiscal year 2001. Having carefully weighed the interests of the shareholders, we are convinced it is inappropriate to pay a dividend for a fiscal year with a loss and high indebtedness. Instead we will contribute to the long-term recovery of the corporation and ask our shareholders for their understanding for this decision. We expect a marked improvement in earnings after taxes and to distribute an appropriate dividend for 2002.

Net Assets and Financial Position The balance sheet total rose by 22.2 % as against the previous year to € 4,621.0 million.

On the asset side, there was a € 659.9 million increase in investments, which was primarily due to the acquisition of the Temic Group and to other capital contributions to consolidated companies.

There was a drop in shareholders' equity on account of negative earnings and dividend payments for 2000. The equity ratio is now 31.7 % (2000: 40.8 %).

Total indebtedness (net) rose following deduction of cash, cash equivalents and marketable securities.

Investments The main focus of investments in property, plant and equipment in 2001 was on modernization with the aim of increasing efficiency and achieving further cost optimization.

Personnel and Welfare

	12/31/2001	12/31/2000
Wage earners	4,496	4,481
Salaried employees	3,080	3,006
Trainees	298	293

The number of employees as of December 31, 2001, had risen by 94 to 7,874, including trainees. Training is highly important to the Company.

Environmental Protection Rather than merely complying with legal requirements and regulations, we aim – as far as is economically viable – to go beyond minimum legal requirements by making continuous improvements.

Research and Development Research and development is an integral part of Corporation structures.

Risk of Future Developments Due to its global business, Continental is naturally exposed to a number of risks that are inherent in entrepreneurial activities. For instance, Continental is exposed to uncertainties in economic developments in key trading countries, further magnified by the strongly cyclical nature of demand in some of our key markets. The automotive sector in particular is characterized by stiff competition that will likely intensify in the future due to global surplus capacity. Like all international automotive suppliers, Continental is also affected by the increasingly stringent statutory regulations and safety standards in its markets.

Risk Management Continental AG has a Corporation-wide integrated risk management system that provides an early warning of potential risks, enabling management to assess and control exposure as well as exploit opportunities. In addition to basic principles and materiality levels, the system also contains instructions for capturing, measuring and reporting risks. It is integrated within the Corporation-wide strategy, planning and budgeting process. The system provides an extensive itemization of risks, their status and key changes as part of the regular reporting procedures. The immediate management is responsible for identifying and managing risks. A risk committee and regular internal audits support the process as a whole. We paid particular attention in the past year to our IT systems, interest rate and currency management and insurance coverage. The risk early warning system was audited by the auditors of the annual financial statements. It fully complies with the requirements of section 91 (2) of the AktG (German Stock Corporation Act).

Events Subsequent to Fiscal Year 2001 The following events which occurred after the end of 2001 are of material importance to Continental AG and may lead to a different evaluation of the Company.

On February 13, 2002, DaimlerChrysler announced the exercise of its option for the sale of the remainder of its interest in Temic Telefunken microelectronic GmbH to Continental in April 2002.

On March 6, 2002, the Supervisory Board of Continental Gislaved Däck AB, Gislaved (Sweden), resolved to terminate tire production as of July 2002. This resolution followed the review that began during 2001.

Outlook The start of 2002 has confirmed our optimistic outlook.

Consolidated sales and earnings for the first few months are above the previous year's level. The Continental Automotive Systems, Passenger Tires, and Commercial Vehicle Tires divisions developed positively, while ContiTech and Continental Tire North America experienced slight declines in earnings.

The restructuring measures introduced in 2001 are progressing according to plan and we do not expect any special charges in 2002.

Economic developments and vehicle production figures remain difficult to forecast for the rest of the year.

Nevertheless, we are expecting a slight increase in sales and a clear improvement in the result of operations. The anticipated net income will enable us to distribute an appropriate dividend.

Continental Aktiengesellschaft
Balance Sheets

Assets

in millions of €	see Note	12/31/2001	12/31/2000
Intangible assets		33.0	40.7
Property, plant and equipment		178.9	171.1
Investments	1	3,167.3	2,507.4
Fixed assets and investments		**3,379.2**	**2,719.2**
Inventories	2	129.7	135.1
Accounts receivable and other assets	3	652.7	714.2
Cash and cash equivalents	4	446.7	199.6
Current assets		**1,229.1**	**1,048.9**
Prepaid expenses	5	**12.7**	**13.2**
		4,621.0	**3,781.3**

Shareholders' Equity and Liabilities

in millions of €	see Note	12/31/2001	12/31/2000
Common stock	6	343.4	342.5
Additional paid-in capital	7	967.9	965.1
Surplus reserve	8	153.6	171.5
Retained earnings		2.1	64.6
Shareholders' equity		**1,467.0**	**1,543.7**
Special tax-allowable reserves	9	**63.9**	**97.3**
Provisions	10	**546.4**	**469.0**
Total liabilities	11	**2,543.7**	**1,671.3**
		4,621.0	**3,781.3**

Continental Aktiengesellschaft
Statements of Income

in millions of €	see Note	2001	2000
Sales	12	**1,850.1**	**1,769.8**
Cost of sales		1,454.3	1,361.5
Gross profit on sales		**395.8**	**408.3**
Selling expenses		194.0	185.0
General administrative expenses		93.2	82.8
Other operating income	13	221.4	224.9
Other operating expenses	14	166.6	200.4
Net income/(expense) from financial activities	15	8.1	- 22.7
Earnings before taxes		**171.5**	**142.3**
Extraordinary expense	16	- 174.0	
Income tax expenses	17	13.8	30.3
Net income		**- 16.3**	**112.0**
Retained earnings brought forward from the prior year		0.5	1.2
Transfer from/to the reserve for treasury stock		17.9	- 15.1
Transfer to other surplus reserve		-	- 33.5
Retained earnings		**2.1**	**64.6**

Continental Aktiengesellschaft
Statements of Changes in Fixed Assets and Investments

	Acquisition/Manufacturing cost				
in millions of €	1/1/2001	Additions	Reclassifi-cations	Disposals	12/31/2001
Franchises, operating licenses, industrial property and similar rights and assets and licenses for such rights and assets	115.1	12.0	7.0	1.3	132.8
Advances to suppliers	7.5	3.9	- 7.0		4.4
Intangible assets	**122.6**	**15.9**		**1.3**	**137.2**
Land, land rights and buildings including buildings (on third-party land) on land not owned	180.8	3.6	3.8	-	188.2
Technical equipment and machinery	425.7	13.3	28.5	25.5	442.0
Other equipment, factory and office equipment	235.5	29.6	3.1	31.2	237.0
Advances to suppliers and assets under construction	46.5	13.2	- 35.4		24.3
Property, plant and equipment	**888.5**	**59.7**		**56.7**	**891.5**
Shares in affiliated companies	2,469.0	662.0		8.8	3,122.2
Shares in associates	79.9	12.2		4.0	88.1
Other loans granted	1.0	1.3		0.1	2.2
Investments	**2,549.9**	**675.5**		**12.9**	**3,212.5**
	3,561.0	**751.1**		**70.9**	**4,241.2**

	Depreciation					Book values	
	1/1/2001	Additions	Reclassifi-cations	Disposals	12/31/2001	12/31/2001	**12/31/2000**
	81.9	23.5		1.2	104.2	28.6	33.2
						4.4	7.5
	81.9	**23.5**		**1.2**	**104.2**	**33.0**	**40.7**
	139.5	3.2			142.7	45.5	41.3
	379.1	19.9		24.5	374.5	67.5	46.6
	198.8	25.5		28.9	195.4	41.6	36.7
						24.3	46.5
	717.4	**48.6**		**53.4**	**712.6**	**178.9**	**171.1**
	40.3				40.3	3,081.9	2,428.7
	2.2	2.7			4.9	83.2	77.7
						2.2	1.0
	42.5	**2.7**			**45.2**	**3,167.3**	**2,507.4**
	841.8	**74.8**		**54.6**	**862.0**	**3,379.2**	**2,719.2**

Continental Aktiengesellschaft
Notes

Preliminary Remark

In order to enhance transparency, the annual financial statements and management reports of Continental AG and of the Continental Corporation have been prepared separately.

Accounting and Measurement Methods

Assets Purchased intangible assets are stated at their acquisition cost and are depreciated over their probable useful life using the straight-line method.

Fixed assets are carried at the cost of acquisition or production less regular depreciation. Moveable assets are depreciated using the declining balance method, while all other assets are depreciated using the straight-line method. Where the declining balance method is used, the straight-line method is substituted where this would produce higher depreciation. Special tax writedowns are charged where these are required to ensure compliance with the authoritative principle of the commercial financial statements for the tax accounts. Movable assets acquired in the first half of the year are written down at the full rate of depreciation for the year; those acquired in the second half of the year are written down at half the annual depreciation charge. Low-value assets are written off in full in the year of their acquisition. As of fiscal 2001, acquisitions to moveable assets are regularly depreciated at the maximum declining balance rate of 20 %.

Shares in affiliated companies and investments in associates are carried at cost less necessary depreciation. Interest-bearing loans are carried at their principal amount; interest-free and low-interest loans are discounted to their present value.

Inventories are carried at acquisition or production cost or at the lower fair value. The production costs comprise directly attributable costs and proportionate material and production overheads, as well as depreciation. Writedowns take account of inventory risks resulting from impaired marketability or excessive storage periods.

Appropriate valuation allowances take account of all identifiable risks in the receivables and other assets. Global valuation allowances are recognized for the general credit risk. Foreign currency receivables and liabilities are carried at the rate prevailing at the transaction date or, if they are hedged, at the hedging rates. Write-downs are charged to income for any unrealized exchange rate losses at the balance sheet date. Unrealized exchange rate gains are not recognized. Where permitted, extraordinary and tax writedowns charged on all fixed and current assets in previous years are rolled over.

Equity and Liabilities Provisions for pensions and similar obligations are generally measured on the basis of actuarial calculations in accordance with FAS 87 and are based on the 1998 mortality tables published by Prof. Dr. Klaus Heubeck in accordance with international principles. The other provisions have been set up for all identifiable risks, uncertain obligations and expected losses on the basis of prudent business practice. We have set up provisions for deferred maintenance that will be remedied by March 31, 2002, in the amount of the probable costs.

Liabilities are generally carried at their redemption amount.

Notes to the Balance Sheet

Assets

1 Investments

The increase in shares in affiliated companies was primarily due to capital contributions to the wholly-owned subsidiaries UMG Beteiligungsgesellschaft mbH, Hanover/Germany, for the pro-rata acquisition of the Temic Group and Continental Automotive North America Inc., Charlotte, North Carolina/US, as well as the acquisition of shares in Temic Mexico, S.A. de C.V., Villa de Ayala/Mexico, from the DaimlerChrysler Group.

Other capital contribution were implemented at ContiTech Holding GmbH, Hanover/Germany, Continental do Brasil Produtos Automotivos Ltda., São Paulo/Brazil, and the Continental Teves Corporation, Tokyo/Japan.

The companies CAS-One Holdinggesellschaft mbH, Hanover/Germany, CAS-Two Holdinggesellschaft mbH, Hanover/Germany, and Continental of Taiwan Co. Ltd., Taipei/Taiwan, were also formed.

Shares in the previously affiliated companies Deutsche Schlauchboot Hans Scheibert GmbH & Co.KG, Eschershausen/Germany, and Wesbild Ventures Inc., Toronto/Canada, were disposed of.

The increase in investments was mainly due to capital contributions to SupplyOn AG, Stuttgart/Germany.

The investment in Rubber Network.Com Ltd., Alpharetta, Georgia/US, was disposed of within the Group to Temic Automotive of North America Inc., Auburn Hills, Michigan/US.

A complete list of all equity interests has been filed with the Hanover Local Court.

Loans mainly comprise loans to customers.

2 Inventories

in thousands of €	12/31/2001	12/31/2000
Raw materials, consumables and supplies	26,810	25,101
Work in progress	19,905	22,393
Finished goods and merchandise	82,189	86,743
Payments on account	1,024	1,053
Advance payments received	196	186
	129,732	**135,104**

3 Accounts Receivable and Other Assets

	12/31/2001		12/31/2000	
in thousands of €	Total	Thereof with a maturity of > 1 Jahr	Total	Thereof with a maturity of > 1 Jahr
Trade accounts receivable	121,553	537	116,271	459
Amounts receivable from affiliated companies	501,684	-	555,410	-
Amounts receivable from associates	634	-	1,617	-
Other assets	28,775	4,916	40,873	9,934
	652,646	**5,453**	**714,171**	**10,393**

Trade accounts receivable declined by € 62.1 million (2000: € 62.7 million) as a result of the sale of receivables.

4 Cash and Cash Equivalents

in thousands of €	12/31/2001	12/31/2000
Securities	120,125	138,012
Cash in hand and central bank balances	106	405
Bank balances	320,030	57,278
Checks	6,509	3,975
	446,770	**199,670**

The Securities item only contains treasury stock (8.1 million shares, or approximately 6.0 % of the share capital) that were acquired under the authorization resolved by the Annual General Meeting on May 19, 2000. It is not intended to retire these shares.

An amount of € 0.3 million, earmarked for conversion to euro cash by the Central Bank, has not been included in cash and cash equivalents. The relevant payment for this was made in the new fiscal year.

5 Prepaid Expenses

in thousands of €	12/31/2001	12/31/2000
Loan redemption premium	12,067	12,738
Other prepaid expenses	566	470
	12,633	**13,208**

The redemption premium for a convertible bond with a nominal amount of € 250 million is being written down using the straight-line method over the five-year life of the bond, and the redemption premium for a bond with a nominal amount of € 500 million is being written down using the straight-line method over the seven-year life of the bond.

Equity and Liabilities

6 Subscribed Common Stock

The subscribed common stock as against the previous year by € 0.7 million as a result of the issue of employee shares and by a further € 0.2 million as a result of conversions.

As a result of the resolution of the Annual Shareholders' Meeting on May 23, 2001, the Company has an authorized capital of € 166 million that can be used to issue new shares until May 22, 2006.

As a result of the resolution of the Annual Shareholders' Meeting on June 5, 1998, the Company had an authorized capital originally amounting to € 102.3 million that could be used to issue new shares until June 4, 2003. The unused authorized capital was revoked by way of the resolution of the last Annual Shareholders' Meeting.

As a result of the resolution of the Annual Shareholders' Meeting on June 4, 1997, the Company has authorized capital originally amounting to € 5.1 million that can be used to issue employee shares. This authorized capital has since been reduced to € 1.9 million as a result of the issue of employee shares since that date.

The Company's share capital amounts to € 343,358,197.76 and is divided into 134,124,296 no-par value shares.

A total of 581,000 conversion rights granted under the 1996 stock option plan for Executive Board members and senior executives have not yet been utilized. Every € 0.51 of the convertible loan entitles the holder to convert this to one share of Continental AG.

545,000 of the total of 1,564,664 options from the stock option plan for members of the Executive Board and senior executives set up in 1999 have been issued. Each option entitles the holder to subscribe for one share.

The 2 % 1999/2004 convertible bond issued on October 25, 1999, is linked to the right to subscribe for 38.83 shares when exchanging a bond with a principal amount of € 1,000. This amounts to up to 9,707,500 no-par value shares.

By way of the resolution of the Annual General Meeting on May 23, 2001, the conditional capital was increased by €140.0 million to grant conversion and option rights for new convertible bonds and warrants to be issued in the future. The existing conditional capital of €76.8 million intended to grant conversion and option rights was revoked by way of the resolution of the Annual General Meeting on May 23, 2001.

The change in conditional capital is shown in the table below:

in thousands of €	
Conditional capital as of December 31, 2000	107,765
Conversion and option rights	128
Revocation	76,800
New creation	140,000
Conditional capital as of December 31, 2001	**170,837**

7 Capital Reserves

The premium derived from the issue of shares in excess of their nominal value increased the capital reserves by €2.8 million. As a result, the capital reserves amounted to €967.9 million at the balance sheet date.

8 Surplus Reserve

in thousands of €	12/31/2001	**12/31/2000**
Reserve for treasury stock	120,125	138,012
Other surplus reserves	33,500	33,500
	153,625	**171,512**

Withdrawals from the reserve for treasury stock in the amount of €17.9 million are due to write-downs on treasury stock at the balance sheet date.

9 Special Tax-allowable Reserves

in thousands of €	12/31/2001	**12/31/2000**
Write-ups of financial assets	63,920	95,880
Write-ups of current assets	-	920
Reserve in accordance with section 6b EStG	-	484
	63,920	**97,284**

In accordance with section 52 (16) EStG (German Income Tax Act) as amended by the Steuerentlastungsgesetz (German Tax Relief Act) 1999/2000/2002, the special tax-allowable reserves contain 2/5 of the writeups of financial assets. The reserve in accordance with section 6b EStG were transferred to newly constructed factory buildings.

10 Provisions

in thousands of €	12/31/2001	**12/31/2000**
Pensions and similar obligations	233,042	215,765
Taxes	112,384	64,987
Other provisions	200,998	188,258
	546,424	**469,010**

Pension provisions are determined in accordance with US GAAP (FAS 87).

Other provisions cover identifiable risks and other uncertain obligations. In particular, they contain provisions for warranties, bonus payments, personnel and social security expenses, deferred maintenance as well as holiday and anniversary provisions. The increase is mainly due to the provision for potential early retirement.

11 Liabilities

in thousands of €	12/31/2001	thereof with a maturity of < 1 year	thereof with a maturity of > 5 years	12/31/2000	thereof with a maturity of < 1 year	thereof with a maturity of > 5 years
Loans, convertible	267,945	917	-	267,975	917	-
non-convertible	502,387	2,387	500,000			
Liabilities to banks	722,839	561,596	-	431,218	361,001	-
Trade accounts payable	57,133	57,133	-	73,032	73,032	-
Liabilities on bills accepted and drawn	133	133	-	111	111	-
Liabilities to affiliated companies	688,954	688,954	-	761,253	761,253	-
Liabilities to associates	10,653	10,653	-	10,062	10,062	-
Other liabilities	293,597	233,597	-	127,636	67,636	-
thereof: taxes	(5,347)			(3,625)		
for social security	(8,782)			(9,441)		
	2,543,641	**1,555,370**	**500,000**	**1,671,287**	**1,274,012**	**-**

Guarantees

in thousands of €	12/31/2001	12/31/2000
Liabilities from bills of exchange	57,083	44,619
Liabilities from guarantees	1,052,060	955,054
Liabilities from warranties	174,800	170,062
Liability from shares in cooperative societies	28	28
Joint liability for pension obligations	45,503	47,363

The liabilities from bills of exchange resulted from the discounting of trade bills. The liabilities from guarantees relate, with the exception of € 3.0 million, to liabilities incurred by our subsidiaries and equity interests, and in particular sureties and guarantees amounting to € 1,005 million for capital market finance for Continental Rubber of America Corp., Wilmington, Delaware/US, Continental Tire North America Inc., Charlotte, North Carolina/US and Continental UK Group Holdings Ltd., West Drayton/United Kingdom. The joint liability for pension obligations is the result of the transfer of pension obligations to the spun-off ContiTech companies.

Other Financial Obligations

Obligations in 2002 and later relate to rental and leasing contracts for real estate used for operations (€ 104.0 million), outsourced hardware and software (€ 90.1 million) and machinery and operating and office equipment (€ 33.0 million). Liabilities from orders relating to investments in fixed assets amount to € 25.4 million.

Disclosure in accordance with the Wertpapierhandelsgesetz

In accordance with sections 21 and 22 of the Wertpapierhandelsgesetz (WpHG - German Securities Trading Act), Allianz Aktiengesellschaft, Munich, disclosed in July 2001 that it had exceeded the threshold of 5 % of the voting rights in Continental AG. Allianz holds 7.44 % of Continental's voting rights. This percentage contains 6.45 % of the voting rights to be added in accordance with section 22 (1) no. 2 of the WpHG. Continental published this disclosure in the Börsen-Zeitung of August 8, 2001, in accordance with section 25 (1), sentence 1 of the WpHG.

Notes to the Statements of Income

12 Sales

in millions of €	2001	2000	Change in %
Broken down by segment			
Tires	1,663.0	1,577.6	+ 5.4
Other income	187.1	192.2	- 2.6
	1,850.1	**1,769.8**	**+ 4.5**
Broken down by region			
Germany	916.1	924.7	- 0.9
Rest of Europe	797.1	737.3	+ 8.1
Other	136.9	107.8	+ 27.0

13 Other Operating Income

in thousands of €	2001	2000
Income from the disposal of fixed assets	25,826	1,583
Income from the reduction of allowances for doubtful accounts	20,771	-
Income from the reversal of provisions	4,137	41,433
Income from the reversal of special tax-allowable reserves	33,364	32,267
Other income	137,260	149,601
	221,358	**224,884**

Income from the disposal of fixed assets is mainly due to the disposal of Deutsche Schlauchboot Hans Scheibert GmbH & Co.KG, Eschershausen/Germany, and of Wesbild Ventures Inc., Toronto/Canada.

Other income contains cost allocations to other consolidated companies amounting to € 93.3 million (2000: € 91.9 million). In addition, this item also includes ongoing income from other ancillary business and other income.

14 Other Operating Expenses

in thousands of €	2001	2000
Losses from the disposal of fixed assets	563	225
Write-downs of current assets (excluding inventories)	3,184	29,004
Transfer to special tax-allowable reserves	-	484
Other expenses	161,650	169,693
Other taxes	1,158	972
	166,555	**200,378**

The other expenses comprise, among other things, expenses for ancillary business.

15 Net Income/(Expense) from Financial Activities

in thousands of €	2001	2000
Operating result and loss		
Income from profit transfer agreements	15,101	190,868
Income from investments		
in affiliated companies	213,912	134,381
in associated companies	312	3,451
in other companies	245	306
Loss absorption from profit and loss transfer agreements	- 146,355	- 264,200
	83,215	**64,806**
Net interest income/(expense)		
Income from other investments and long-term loans	44	2
Other interest and similar income		
From affiliated companies	26,228	25,014
From other companies	12,569	10,845
Interest and similar expenses		
to affiliated companies	- 16,516	- 21,621
to other companies	- 76,886	- 62,645
	- 54,561	**- 48,405**
Amortization of financial assets and investments		
classified as current assets	**- 20,581**	**- 39,080**
Net income/(expense) from financial activities	**8,073**	**- 22,679**

The operating result includes € 81.9 million (previous year: € 60.0 million) from profit transfer agreements and dividends from domestic companies.

After ongoing losses by our English dealer chain National Tyre Service Ltd., Stockport/United Kingdom had required an impairment of € 260 million of the investment in the UK parent company, Continental UK Group Holdings Ltd., West Drayton/United Kingdom, last year. The disposal of trading activities resulted in a further write-down of € 95 million. Continental AG absorbed this loss, which was incurred at Continental Caoutchouc-Export-AG, Hanover/ Germany, as part of the profit and loss transfer agreement that exists with that company. The loss takeover according to the profit and loss transfer agreement with Vergölst GmbH, Bad Nauheim/Germany, which has yet to be approved by the Annual General Meeting, amounts to € 41 million. The absorption of losses from ContiTech Holding GmbH, Hanover/Germany, (€ 11 million) was mainly due to the write-down at CT Ages S.p.A., Santena/ Italy, and the one-off effect of the creation of the provision for potential early retirement.

The higher income from profit transfer agreements of € 175.8 million in 2000 was mainly due to the one-off effect of the profit transfer agreement between Benecke-Kaliko AG, Hanover/Germany, and Göppinger Kaliko GmbH, Eislingen/Germany, which came into effect in that year, as well as the profit transfer from ContiTech Holding GmbH, Hanover/Germany.

A € 17.9 million writedown (previous year: € 20.2 million) was charged on the treasury stock acquired in fiscal 2000 at an acquisition cost of € 158.2 million, due to the lower price at the balance sheet date.

16 Extraordinary Expense

The extraordinary expense is due a subsidy paid to Continental Automotive North America Inc., Charlotte, North Carolina/USA, for restructuring measures in 2001.

17 Taxes on Income

The tax expense of €13.8 million includes an income tax to related companies under profit and loss pooling agreements in the amount of €25.5 million.

Other Disclosures

Cost of Materials

in thousands of €	2001	2000
Cost of raw materials, consumables and supplies		
and of purchased merchandise	946,152	902,712
Cost of purchased services	79,019	76,562
	1,025,171	**979,274**

Personnel Expenses

in thousands of €	2001	2000
Wages and salaries	356,122	315,295
Social security costs		
and other pension costs	90,782	81,041
thereof for retirement benefits	(29,804)	(21,771)
	446,904	**396,336**

Average Number of Employees per Quarter

	2001	2000
Salaried employees	3,073	2,983
Wage earners	4,521	4,470
	7,594	**7,453**

Depreciation and Amortization

The amortization of intangible assets and financial assets and the depreciation of fixed assets calculated in accordance with the principles of the German Commercial Code can be seen in the "Statement of Changes in Fixed Assets". Depreciation and amortization contain €732 thousand in tax depreciation and amortization in accordance with section 6b EStG.

Remuneration of the Supervisory Board and the Executive Board

Expenditure on the remuneration of the Supervisory Board amounts to €621 thousand, while the amount of remuneration paid to the Executive Board, including the executive boards of subsidiaries, amounts to €3,966 thousand. Remuneration paid to former members of the Executive Board and their surviving dependents amounts to €9,028 thousand.

Provisions amounting to €46,679 thousand have been set up for pension obligations to former members of the Executive Board and their surviving dependents.

Proposal for the Distribution of Earnings

After transfers from the reserve for treasury stock, and taking into account the net loss for the period and the retained profits brought forward, the retained earnings amount to €2.1 million. It is proposed to carry forward the retained earnings on new account.

Hanover, March 11, 2002

Continental Aktiengesellschaft

The Executive Board

Auditors' Report

We have audited the annual financial statements, together with the bookkeeping system, and the management report of Continental Aktiengesellschaft for the business year from January 1 to December 31, 2001. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law (and supplementary provisions in the articles of incorporation/partnership agreement) are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB ["Handelsgesetzbuch: German Commercial Code"] and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with [German] principles of proper accounting. On the whole the management report provides a suitable understanding of the Company's position and suitable presents the risks of future development.

Hanover, March 11, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Papenberg	Schulze
Wirtschaftsprüfer	Wirtschaftsprüfer

Members of the Supervisory Board

Hubertus von Grünberg
Chairman
Member of various Supervisory Boards

Richard Köhler*
Deputy Chairman
Chairman of the Corporate Employee Council and of the Employee Council for the Korbach Plant,
Chairman of the European Employee Council

Heidemarie Aschermann*
Deputy Chairperson of the Employee Council for the Northeim Plant

Manfred Bodin
Chairman of the Executive Board,
Norddeutsche Landesbank Girozentrale

Diethart Breipohl
Member of various Supervisory Boards

Werner Breitschwerdt
Consultant

Michael Deister*
Member of the Employee Council for the Stöcken Plant

Wilfried Eickmann*
Member of the Supervisory Board
(until June 30, 2001)

Michael Frenzel
Chairman of the Executive Board,
Preussag AG

Hans-Olaf Henkel
President of the Wissenschaftsgemeinschaft
Gottfried-Wilhelm-Leibniz

Karl-Heinz Hilker*
Chairman of the Employee Council for the Vahrenwald Plant and Deputy Chairman of the Joint Employee Council Continental AG

H. Peter Hüttenmeister*
Northern Region Manager,
IG Bergbau, Chemie, Energie
(Union of Mining, Chemical, Energy Industries)

Gerhard Knuth*
Chairman of the Joint Employee Council of
Continental Teves AG & Co. oHG

Hartmut Meine*
District Manager of
IG Metall (German Metalworkers' Union) District Hanover for Lower Saxony and Saxony-Anhalt
(since July 11, 2001)

Werner Mierswa*
Chairman of the Employee Council Headquarters Continental AG and Chairman of the Joint Employee Council Continental AG

Rainer Stark*
Head of Corporate Quality and Environment

Fred G. Steingraber
Chairman Emeritus A.T. Kearney

Dirk Sumpf*
Hanover District Manager,
IG Bergbau, Chemie, Energie
(Union of Mining, Chemical, Energy Industries)

Giuseppe Vita
Member of various Supervisory Boards

Bernd W. Voss
Member of various Supervisory Boards

Ulrich Weiss
Member of various Supervisory Boards

The information required by section 285 no. 10 HGB is contained in the Notes to the Annual Report 2001 for Continental Corporation on pages 78 - 79.

* Employee representatives

Members of the Executive Board

Stephan Kessel
Chairman
Passenger Tires
(until September 11, 2001)

Manfred Wennemer
Chairman
Passenger Tires
(since September 11, 2001)
ContiTech

Wolfgang Ziebart
Deputy Chairman
Continental Automotive Systems

Bernd Frangenberg
Continental Tire North America
(until March 31, 2002)

Klaus Friedland
Finance, Controlling, Human Resources and Law
Director of Personnel

Hans-Joachim Nikolin
Commercial Vehicle Tires, Quality and Environment,
Conti International

Generalbevollmächtigte

Bernadette Hausmann
Procurement and Strategic Technology
(until December 31, 2001)

Werner P. Paschke
Controlling and Accounting

The information required by section 285 no. 10 HGB is contained in the Notes to the Annual Report 2001 for Continental Corporation on page 80.

Financial Calendar

2002

Preliminary figures for fiscal year 2001	March 8
Financials press conference	April 11
International analyst conference	April 11
Interim report on first three months 2002	May 2
Annual Shareholders' Meeting	May 29
Interim report on first six months 2002	July 31
Interim report on first nine months 2002	October 31
International analyst conference	October 31

2003

Preliminary figures for fiscal year 2002	March
Financials press conference	April
International analyst conference	April
Interim report on first three months 2003	May
Annual Shareholders' Meeting	May 23
Interim report on first six months 2003	July
Interim report on first nine months 2003	October
International analyst conference	October

This Annual Report is also published in German.

The full Annual Report of Continental Corporation is available in English and German.

To obtain a copy of any of these reports, please contact:

Continental Aktiengesellschaft
Corporate Communications
Fax:+49 (0) 511 938-8 17 70
e-mail: prkonzern@conti.de



Continental Aktiengesellschaft
P.O. Box 169
30001 Hanover
Germany
Telephone +49 (0) 5 11 9 38-01
Telefax +49 (0) 5 11 9 38-8 17 70
Email: mailservice@conti.de
www.conti-online.com

Company address:
Vahrenwalder Strasse 9
30165 Hanover
Germany

Invitation

to the Annual Shareholders' Meeting
of Continental Aktiengesellschaft
at the Preussag Arena,
EXPO-Plaza 7, 30521 Hanover,
at 10:00 a.m. on May 29, 2002

Annual Report 2001



Continental Corporation

in millions of €	1997	1998	1999	2000	2001
Sales	5,719.4	6,743.2	9,132.2	10,115.0	**11,233.3**
EBITA[1]	321.7	397.7	607.3	533.0	**32.8**
Consolidated net income/net loss for the year	164.5	138.2	234.7	204.7	**- 257.6**
Dividend	41.0	47.0	58.8	64.1	**-**
Cash flow	490.9	567.0	849.7	866.3	**642.1**
Debt ratio	0.6	3.4	2.0	2.3	**4.1**
Capital expenditure on property, plant and equipment	282.6	416.3	581.5	682.8	**704.9**
Amortization and depreciation[2]	306.8	395.7	576.5	654.7	**891.3**
Shareholders' equity	1,381.8	1,329.1	1,760.6	1,844.1	**1,546.7**
Equity ratio in %	35.3	19.6	23.8	24.2	**17.2**
Employees at the end of the year[3]	44,797	62,357	62,155	63,832	**65,293**
Share price (high) in €	25.95	31.85	26.95	20.94	**19.45**
Share price (low) in €	14.11	16.75	17.99	15.85	**9.68**

1 Earnings before interest, taxes, and regular goodwill amortization

2 Excluding write-downs of investments

3 Excluding trainees

The consolidated financial statements for 1998, 1999, 2000, and 2001 were prepared in accordance with US GAAP and for 1997 in accordance with HGB (German Commercial Code).

Invitation to the Annual Shareholders' Meeting

We invite our shareholders to the

Annual Shareholders' Meeting

scheduled to take place at the Preussag Arena, EXPO-Plaza 7, 30521 Hanover, at 10 a.m. on Wednesday, May 29, 2002.

Agenda

1. **Presentation of the approved Company and Consolidated Financial Statements as of December 31, 2001, the Management Report for Continental Aktiengesellschaft and the Management Report for the Continental Corporation as well as the Report of the Supervisory Board for fiscal 2001**

2. **Resolution on the proposed allocation of net income**

The Executive Board and the Supervisory Board propose that the net income available from fiscal 2001 in the amount of € 2,123,520.08 be carried forward to new account.

3. **Ratification of the Executive Board's actions for fiscal 2001**

The Executive Board and the Supervisory Board propose that the actions of the Executive Board during fiscal 2001 be ratified.

4. **Ratification of the Supervisory Board's actions for fiscal 2001**

The Executive Board and the Supervisory Board propose that the actions of the Supervisory Board during fiscal 2001 be ratified.

5. **Election of the auditors for fiscal 2002**

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, be elected as auditors for fiscal 2002.

6. **Authorization to acquire own shares and to dispose of them**

The authorization to acquire own shares issued to the Executive Board by the Annual Shareholders' Meeting of May 23, 2001 will expire on November 22, 2002 and hence before the Annual Shareholders' Meeting of 2003. So it is suggested that the authorization be renewed and the amount be adjusted to the current total of capital stock.

The Executive Board and the Supervisory Board thus propose the following resolution:

a) The Company is authorized to acquire Company shares with an accounting par value share of the capital stock of up to € 34,335,818.24 via the stock exchange or based on a tender offer to the shareholders. The consideration or the purchase price paid by the Company per share (without the additional costs of acquisition) may not fall below or exceed the average closing price of the same class of the Company's shares in Xetra trading (or a comparable successor system)

aa) on the last five trading days before acquisition by more than 10 % if acquired via the stock exchange;

bb) on the fifth to ninth trading day before announcement of the offer by no more than 20 % if the acquisition is based on a tender offer to the shareholders.

b) Such authorization is limited in time until November 28, 2003. It can also be used in partial amounts.

c) The Executive Board is authorized, with the consent of the Supervisory Board, to make use of the shares of the Company acquired on the basis of the aforementioned or an earlier authorization not only by selling via the stock exchange or based on a tender offer to the shareholders but also:

aa) for sale to third parties against cash payment and/or as consideration within the course of corporate mergers or when the Company or any of its affiliated companies acquire companies or interests therein;

bb) to meet stock options issued under the 1999 stock option plan resolved by the 1999 Annual Shareholders' Meeting.

d) Authorization to sell the acquired shares against cash payment as per Paragraph c) Letter aa) shall be limited to shares up to an accounting par value of the capital stock of € 34,335,818.24 in the aggregate. This amount shall be reduced by the aggregate accounting par value share of the capital stock which in future

aa) shall be issued when using the authorized capital, while excluding the statutory subscription right as per Section 186 Subsection 3 Clause 4 of German Stock Corporation Law (AktG);

bb) can be purchased due to rights from bonds with warrants and/or convertible bonds to the extent that the statutory subscription rights of shareholders are excluded as per Section 186 Subsection 3 Clause 4 of German Stock Corporation Law (AktG).

e) The price for each share in the case of sale to third parties against cash payment as per Subsection c) Letter aa) may not fall below the average closing price of the same class of the Company's shares in Xetra trading (or a comparable successor system) on the last five trading days before stipulation of the obligation to sell the acquired shares by more than 5%.

f) A right on the part of the shareholders to purchase the Company's own shares is excluded insofar as the shares are sold in accordance with the authorization granted in Paragraph c) Letter aa) and Letter bb).

g) The Executive Board is authorized, with the consent of the Supervisory Board, to redeem the acquired shares of the Company - based on this very authorization or an earlier authorization granted at an Annual General Meeting - without a further resolution of the Annual Shareholders' Meeting being required for their redemption or implementation of the redemption procedure.

h) The authorizations included in Paragraphs c) and g) can be respectively used as a whole or in part, individually or jointly. They expire when and insofar as the shares acquired by exercising the proposed authorization granted under Letter a) have been disposed of pursuant to the authorization granted in Letter c) or g) or have been sold via the stock exchange or on the basis of a tender offer to the shareholders.

i) The authorization to acquire own shares granted until November 22, 2002 to the Executive Board by the Annual Shareholders' Meeting of May 23, 2001 in accordance with Item 6 Letter a) of the agenda is cancelled upon the new authorization coming into effect.

7. Revocation of existing and creation of new authorized capital and respective amendment to the Articles of Incorporation

The authorization granted to the Executive Board at the Annual Shareholders' Meeting on June 4, 1997, and contained in Section 4 Subsection 3 of the Articles of Incorporation, to increase the capital stock to issue employee shares up to an amount of DM 10 million (now € 5,112,918.81) under exclusion of subscription rights of shareholders will expire on June 3, 2002. The granting of a new authorization shall enable the Executive Board to continue to issue shares to employees.

The Executive Board and the Supervisory Board hence propose the following resolution:

a) The not completely used authorization granted to the Executive Board at the Annual Shareholders' Meeting on June 4, 1997, to increase, with the consent of the Supervisory Board, the Company's capital stock on or before June 3, 2002 by up to a total of DM 10 million (now € 5,112,918.81) on one or more occasions to issue employee shares against cash payment, shall be cancelled. The current Section 4 Subsection 3 of the Articles of Incorporation shall be deleted. In Section 4, the previous Subsections 4 to 7 shall become Subsections 3 to 6.

b) The Executive Board shall be authorized, with the consent of the Supervisory Board, to increase the Company's capital stock until May 28, 2007 by up to € 5,679,000 in the aggregate, through issue of new Company shares against cash payment on one or more occasions (Authorized Capital 2002). The new shares from this authorized capital are to be issued to employees of the Company; shares may also be issued to employees of companies affiliated with the Company. The statutory subscription right of shareholders shall be excluded. Further conditions of share issue shall be decided upon by the Executive Board, with the consent of the Supervisory Board.

c) A new Section 4 Subsection 7 shall be inserted in the Articles of Incorporation - under consideration of the amended numbering proposed under Letter a):

> "(7) The Executive Board is authorized, with the consent of the Supervisory Board, to increase the capital stock of the Company by up to € 5,679,000 on or before May 28, 2007 by issuing new shares against payment of cash on one or more occasions (Authorized Capital 2002). New shares from this authorized capital are to be issued to employees of the Company, and shares may also be issued to employees of companies affiliated with the Company. The statutory subscription right of the shareholders shall be excluded."

d) The Supervisory Board is authorized to amend the wording of Section 4 of the Articles of Incorporation in accordance with the use of the authorized capital.

8. Approval for a control and profit transfer agreement

On December 29, 2001, Continental Aktiengesellschaft concluded a control and profit transfer agreement, effective from the beginning of fiscal 2001, with its subsidiary Vergölst GmbH, Bad Nauheim, entered in the Commercial Register of the Local Court in Friedberg under HRB 64 (hereinafter also referred to as "controlled company"). For this agreement to come into force the approval of the Annual Shareholders' Meeting is required.

The Executive Board and the Supervisory Board propose that the conclusion of the control and profit transfer agreement between Continental Aktiengesellschaft and Vergölst GmbH on December 29, 2001 be approved.

This agreement materially contains the following:

- The controlled company subjects its management to Continental Aktiengesellschaft.

- The controlled company undertakes to transfer its entire profits for the term of the agreement to Continental Aktiengesellschaft.

- Continental Aktiengesellschaft undertakes to offset completely any annual deficit of the controlled company, insofar as this is not offset by profit or capital reserves accrued in accordance with Section 272 Subsection 2 No. 4 of the German Commercial Code (HGB). In all other respects, the provisions of Section 302 Subsection 3 of the German Stock Corporation Law (AktG) shall apply.

- The transfer of income from the release of pre-agreement profit and capital reserves is excluded.

- Vergölst may accrue reserves from its annual net income insofar as this is consistent with reasonable business judgment and insofar as the accruing of such reserves does not jeopardize the recognition of the agreement for tax purposes. If and to the extent such reserves are not recognized for tax purposes either entirely or partly, they are deemed not accrued and are to be transferred as profit to Continental Aktiengesellschaft.

- The compensation for outside shareholders is fixed at € 0.00. The outside shareholders have waived any entitlement to compensation pursuant to Section 305 of German Stock Corporation Law (AktG).

- The agreement shall terminate on December 31, 2006. The right of termination for good cause is not affected. For Continental Aktiengesellschaft cessation of holding the majority of the voting rights in Vergölst GmbH is deemed good cause.

Beginning with the date this invitation to the Annual Shareholders' Meeting is published, shareholders can inspect the following documents at the business premises of Continental Aktiengesellschaft:

- the control and profit transfer agreement between Continental Aktiengesellschaft and the controlled company;

- the Annual Financial Statements and the Management Reports of Continental Aktiengesellschaft and of the controlled company for the past three fiscal years;

- the Common Report of the Executive Board of Continental Aktiengesellschaft and the Management of the controlled company, pursuant to Section 293 a of German Stock Corporation Law (AktG), regarding the control and profit transfer agreement;

- the report written by the auditor pursuant to Section 293 e of German Stock Corporation Law (AktG).

On request, we shall send the above documentation to any shareholder promptly and free of charge. The documentation will also be available for inspection during the Annual Shareholders' Meeting.

Report by the Executive Board, pursuant to Section 186 Subsection 4 of German Stock Corporation Law (AktG), for the Annual Shareholders' Meeting on Items 6 and 7 of the agenda regarding the exclusion of subscription rights pursuant to Section 71 Subsection 1 No. 8, Section 186 subsection 3 Clause 4 and Section 203 Subsection 2 of AktG

1. On Item 6 of the Agenda: The Executive Board and the Supervisory Board propose to the Annual Shareholders' Meeting to renew the authorization granted at the past Annual Shareholders' Meeting to acquire own shares, which is limited until November 22, 2002, for the period of 18 months allowed by statute. The submitted proposal substantially complies with the contents of the already granted authorization.

a) A purchase by the Company must be exclusively effected via the stock exchange or on the basis of a public tender addressed to shareholders. Compliance with the obligation of equal treatment of all shareholders in accordance with Section 71 Subsection 1 No. 8 Clauses 3 and 4 of German Stock Corporation Law (AktG) is thus assured.

The proposed authorization is limited to the purchase of own shares up to an accounting par value of the capital stock of € 34,335,818.24. This corresponds to an almost 10% proportion in the Company's current capital stock and takes into account the maximum statutory limit stipulated for such an authorization.

b) The Company shall be authorized to sell its own shares against cash consideration to third parties without having to offer them via the stock exchange or to all shareholders by public tender. This possibility serves the interest of the Company to sell its own shares, for example, to institutional shareholders or to be able to attract miscellaneous new domestic or foreign shareholding groups. The option to exclude subscription rights allows the Management to take advantage of arising possibilities in a swift, flexible and targeted manner at reasonable cost. The financial interests of shareholders are maintained by applying the restriction stipulated in Section 186 Subsection 3 Clause 4 of German Stock Corporation Law (AktG), i.e. sale only at a price not falling significantly below the stock exchange price. The authorization thus allows a maximum discount of 5% from the average closing rates of Continental shares in Xetra trading (or any comparable successor system) on the last five trading days before the signing of the agreement regarding the sale of shares.

c) The proposed authorization also provides for using the acquired shares as consideration in the course of corporate mergers or of directly or indirectly acquiring companies or participations in such. The Company would then have the possibility of using its own shares as consideration for contributions in kind made by a seller and thus to use its own shares as "acquisition currency". It is in the interest of the Company and its shareholders to have its own shares immediately available as consideration for the acquisition of companies or interests therein in order to take advantage of arising opportunities in an expedient and flexible manner. The use of its own shares, compared to a capital increase against contribution in kind, has the advantage that its own shares can be obtained more quickly, more easily and without the need for a capital increase. Such a use of its own shares, naturally, does not allow them to be sold to shareholders. Therefore the proposed exclusion of shareholder subscription rights is necessary. In the interest of the shareholders and the Company, the Executive Board will aspire to obtain the best price possible for each share creditable to the purchase price for the object of acquisition, and will also give due consideration to the market price of the Continental share when the Company's own shares are sold.

d) Furthermore, the proposed resolution is designed to ensure that the Company's own shares can also be used to meet the stock option rights granted, and still to be granted, under the 1999 Stock Option Plan. This purpose is accounted for by the proposed subscription right exclusion. The essential points of the 1999 Stock Option Plan were resolved by the Annual Shareholders' Meeting on June 1, 1999. On any working day before the 2002 Annual Shareholders' Meeting they may be inspected during normal business hours at the premises of Continental Aktiengesellschaft in Hanover. They will also be available for inspection during the Annual Shareholders' Meeting. On request, we shall send any shareholder a copy of the resolution.

e) Finally, Letter h) ensures that the authorization to dispose of its own shares shall continue to be in force for as long as and insofar as shares acquired on the basis of acquisition authorization proposed in Letter a) remain within the Company. Unlike the acquisition authorization, the disposal authorization expires not on a particular date, but once it is exercised or the shares are sold via the stock exchange or the basis of a tender offer to the shareholders.

2. On Item 7 of the Agenda: The Executive Board would like to continue the well-established practice of issuing employee shares and thereby to further reinforce the employee participation in the Company. The purpose of strengthening the identification of the workforce with their Company coupled with the creation of a further incentive to act in a performance and result-oriented manner is in the interest of the Company and its shareholders. In view of the considerably larger number of corporate employees, the proposed amount of the authorized capital is necessary, and also sufficient. The conditions for issuing the employee shares will be determined by the Executive Board with the consent of the Supervisory Board. To be in a position to offer the shares exclusively to the employees, the exclusion of the statutory subscription rights of the shareholders is necessary.

From the authorized capital resolved at the Annual Shareholders' Meeting on July 4, 1997 for the purpose of issuing employee shares, a residual amount of approx. € 1.9 million has not yet been used. The amount will no longer be used before the expiry date of June 3, 2002. The Administration hence proposes this authorization be cancelled, the corresponding provision in the Articles of Incorporation be deleted and a new resolution be proposed for the raising of authorized capital corresponding to the amount of € 5,679,000 for the issue of employee shares. This authorization is to be limited in time until May 28, 2007 and hence takes consideration of the legally permissible maximum period of five years.

Shareholders are entitled to participate in the Annual Shareholders' Meeting and to exercise their voting rights, provided they have deposited their shares during regular hours of business no later than Wednesday, May 22, 2002 at our Company Cashier's Office in Hanover, or with a German notary public, or at a bank for the central deposit of securities, or at one of the banks listed below or their branches. The shares must remain there until the end of the Annual Shareholders' Meeting.

These banks are

in the Federal Republic of Germany:

Deutsche Bank AG
Bankgesellschaft Berlin AG
Bayerische Hypo- und Vereinsbank AG
BHF-BANK AG
Commerzbank AG
Dresdner Bank AG
Norddeutsche Landesbank Girozentrale
M. M. Warburg & CO KGaA

in Austria:

Creditanstalt AG, Vienna

in Switzerland:

UBS AG, Zurich
Credit Suisse First Boston, Zurich

Shares will be deemed deposited if they are held at a bank on behalf of and with the authorization of a depository and are not released until the end of the Annual Shareholders' Meeting.

Reference is also made to Article 18 of our Articles of Incorporation.

Shareholders are advised that the voting right can be exercised in person or by a duly empowered representative, including without limitation an association of shareholders.

Hanover, April 9, 2002

Continental Aktiengesellschaft
The Executive Board

Experience the future

Combine experience, network knowledge, and shape the future of mobility. As a leading systems partner for the automotive industry, Continental makes individual mobility more comfortable and safer. We develop mature technologies for optimal driving performance in a high-performance, customer oriented network that unites development, production and quality. Improving profitability and consistent cost management are the cornerstones of our business. We are on the move and on course for success. Experience the future with our customers, our staff and our shareholders.



Drive technologies, integrate systems

Continental Automotive Systems

- Electronic brake systems (ABS, TCS, ESP)
- Brake by wire (EMB, EHB)
- Brake actuation
- Foundation brakes
- Tire pressure monitoring systems
- Electronic air spring systems
- Integrated starter alternator damper (ISAD)
- Adaptive cruise control (A.C.C.)
- Sensors and sensor systems
- Electronics for power transmission, chassis, passenger protection, comfort
- Electric fans, fan modules and electronic auxiliary engines

Continental Tires

- Tires for passenger vehicles
- Intelligent tires
- Run flat systems
- Commercial vehicle tires
- Industrial tires
- Agricultural tires
- Tires for forestry and earth movers
- Motorcycle tires
- Bicycle tires

ContiTech

- Power transmission systems
- Gasoline injection diaphragms
- Engine and suspension mounts
- Brake and steering components
- Air spring components and systems
- Weatherseals and guide strips
- Fluid technology
- Vehicle interiors
- Conveyor belt systems

Dear Shareholders,

Continental's consolidated sales grew to over € 11 billion despite increasingly difficult economic conditions. However, our earnings reflect the extensive restructuring measures of € 468 million. Continental Automotive Systems, the Passenger Tires division and ContiTech achieved good results. Even before restructuring expenses, 2001 did not go well for the Commercial Vehicle Tires division. Continental Tire North America made a substantial loss.

Our goal remains unchanged – to position Continental as a global supplier of intelligent chassis and safety systems to the automotive industry and to emerge from the current weak economy as an even stronger enterprise. We have invested in extensive restructuring measures to get us there.

In addition to internal reasons, the difficult market environment and global surplus capacity have made drastic cuts in European factory structures necessary. In Mexico, cuts were primarily due to totally unsatisfactory efficiency levels at our Guadalajara plant and the unwillingness of the local employee representatives to cooperate.

Strategic orientation ▷ The appointment of a new Executive Board Chairman and the decision to retain ContiTech does not mean that we have changed our strategy, but rather that we have shifted our focus. Increasing profitability and reducing debt have become our new focal points.

We are not planning to make any major acquisitions in this situation and at the same time we are examining all business units. The benchmark is an appropriate return on capital employed (ROCE), which means increasing the responsibility of business units and making systematic portfolio management a priority.

In pursuit of our goal to produce at least 50 % of our passenger and truck tires at low-cost locations, we expanded our Puchov (Slovak Republic) and Timişoara (Romania) facilities. We have also gradually increased capacity at our highly cost-efficient factories in Otrokovice (Czech Republic) and Lousado (Portugal).

As a technology leader, Continental has focused its strategy on cooperating with the automotive industry to create total chassis systems solutions for the full functional integration of all components. Acquiring Temic from DaimlerChrysler brought us a major step closer to making this vision a reality. About 70 % of Temic's sales are generated in safety and chassis electronics, providing Continental with the expertise in hardware, software and sensor technology needed for future developments in automotive electronics. In future, electronic systems are expected to account for 35 % and more of vehicles, with chassis electronics experiencing the most growth. More and more components – such as steering and brakes – are shifting from traditional mechanical-hydraulic solutions to electrohydraulic systems and eventually to "dry" electromechanical systems.

ContiTech will remain part of the Corporation ▷ In February 2001, we announced that we planned to sell off ContiTech. As a result of changes in the market environment, it was not possible to realize a reasonable price. As a result, we shall retain ContiTech, with its positive cash flow and good earnings. Now, the individual ContiTech units must develop out of their own growth. Not all of them will be able to grow at the same pace, so we are looking at divesting selected units as well as entering into joint ventures and other forms of cooperation.

Debt servicing ▶ Our acquisition of Temic and necessary restructuring measures have increased the Corporation's debt substantially once again. We have therefore made it one of our priorities to normalize the ratio between shareholders' equity and indebtedness, and bring gearing back to 100% by the end of 2003. We will reduce our debt and, at the same time, bolster shareholders' equity by improving our earnings capacity, and portfolio management, decreasing capital expenditure, taking the right restructuring measures at the right time and adopting a more cost-conscious approach.

Dividend ▶ The drastic restructuring measures posed a considerable burden on earnings and cash flow in fiscal year 2001. Having carefully weighed the interests of the shareholders, we are convinced it is inappropriate to pay a dividend for a fiscal year with a loss and high indebtedness. Instead we will contribute to the long-term recovery of the corporation and ask our shareholders for their understanding for this decision. We expect a marked improvement in earnings after taxes and to distribute an appropriate dividend for 2002.

Internationalization ▶ *Consolidation among automakers has led to an increasing number of global* platforms that – depending on the individual manufacturers concerned – are developed in North America, Europe or Japan. Our development expertise in these regions is prerequisite to be involved in both the creation of these basic platforms and the adaptation of the models to local markets.

We have bridged the gap to Japan through our alliance with the Japanese Nisshinbo Group in electronic brake systems and the cooperation agreed in February 2002 with Yokohama in tires. Continental has thus positioned itself on the Japanese automotive market as a technologically leading partner to supply brake systems and tires. At the Geneva Motor Show at the beginning of March 2002, we announced details of the future collaboration between Continental and Bridgestone for run-flat tires.



Manfred Wennemer
Chairman of the Executive Board

Tire divisions consolidated ▷ In an attempt to address the increasing globalization of our industry, we have combined our tire business into two divisions. In the future, one organization will assume global responsibility for passenger tires and one for commercial vehicle tires.

40 % of sales outside original equipment area ▷ In addition to the technological challenges we face, the cyclical nature of the automotive business adds risk due to our dependence on the sale of original equipment to automakers. As a result, we made it our goal to generate more than 40 % of our sales from areas other than original equipment. In 2001, this amounted to 44 %.

The electronics business of the Continental Automotive Systems division, i.e. ABS, ESP and Temic products, already account for almost 25 % of consolidated sales. The increasing electronics content, especially chassis electronics, makes this part of the automotive business relatively non-cyclical.

The Corporation's recovery in 2002 is subject to the development in the automobile industry. Nevertheless, we are forecasting a distinct turnaround for Continental in 2002.

We thank our employees and employee representatives for their performance and dedication in this difficult year.

We would also like to thank you, our shareholders, for the trust you have placed in Continental.

Sincerely,

Manfred Wennemer
Chairman of the Executive Board

Continental's Shares

In 2001, the stock market was dominated by fears of recession, the downturn in the automotive sector and, above all, the shock of September 11 and the subsequent recovery. Continental's shares followed this trend throughout most of the fiscal year, then outperforming the automotive and automotive supplier industries since November 2001. The shares closed the year down 13% against the last day of trading in 2000. The year's high of € 19.45 was reached on February 21, 2001.

Recovery for automotive shares? ▷ Projections after the first quarter of 2001 gave some hope, despite the less than gratifying results in the automotive industry. This changed in the second quarter, with the mood worsening even before the September 11 terrorist attacks brought the stock exchanges to a standstill for several days. The industry recovered over the following weeks on the strength of unexpected sales growth in the US and positive reports from the European passenger vehicle sector. However, the predominantly conflicting projections for 2002 have created uncertainty. German automakers announced comparatively optimistic forecasts at the Detroit Motor Show, while negative trends dominated from the US counterparts for 2002. North America does not appear capable of sustaining the drastic price cuts that boosted its 2001 passenger vehicle sales to 17.2 million units. Sales will thus drop in the current fiscal year. According to our estimates, 15 million units will be sold in North America in 2002. Production among European automakers will only decrease slightly in 2002.

Continental share price trends ▷ In 2001, Continental's share price declined relatively by 6% against the MDAX but increased slightly by 7% against the DAX. The successful development by Continental Automotive Systems with the high growth potential of its electronic stability program (ESP), the implementation of our technology flagship, the "30 meter car", and the shift of production to low-cost locations have not yet been honored by the financial markets.

Our share price came under pressure during the first half of 2001 when we were forced to revise our earnings projections downward, especially because of the tire business in North America.

The appointment of a new Executive Board Chairman and the decision not to sell ContiTech in September temporarily disturbed the capital markets. In the wake of the events of September 11, the Continental share price reached a low of € 9.68 on September 21. The negative trend stopped after the Q3 results were published and the massive restructuring measures were announced. During our November 2001 roadshow in preparation for our bond issue, our share price continued to rise closing the year at € 14.85.

Since early 2002, Continental's share performance has continued to improve, hitting € 17.00 on March 11, 2002, up 14.5 % over the first-day trading price in 2002. Continental thus outperformed the HDAX 100 Auto and Transport Index (+ 10.3 %).

Share buyback ▷ After having been authorized by the Annual Shareholders Meeting on May 19, 2000 to purchase treasury stock, the Company repurchased a total of 8.1 million shares (6.1 % of the total common stock) through December 31, 2000. The authorization to purchase treasury stock was extended by the Annual Shareholders Meeting on May 23, 2001. There was no change in the amount of treasury stock held in 2001. In 2002, Continental began selling treasury stock, and held 6.8 million shares as of March 11, 2002.

Continental added to Dow Jones Sustainability Index ▷ In 2001, Continental shares were included in the Dow Jones Sustainability Index World, a reflection of our commitment to responsible environmental management. Inclusion in the DJSI clearly confirms that we are one of the leading companies in our sector in terms of environmental policy.

Bond issue 2001 ▷ We successfully issued a € 500 million bond as part of our Medium Term Note program. The two-week roadshow for investors accompanying the issue in November 2001 increased awareness of Continental on the bond market. Continental now finances 47 % of its debt via the bond market.

Share price development relative to DAX, MDAX, HDAX


140
120
100
80
60
HDAX
Auto+Transport
Continental
MDAX
DAX
Q1.2001
Q2.2001
Q3.2001
Q4.2001
2002

Key figures per share

€ per share	2001	2000
Consolidated net income/net loss	- 2.05	1.60
Consolidated net income/net loss, diluted	- 2.05	1.53
Cash flow	5.10	6.77
Dividend	-	0.51
Shareholders' equity (as of December 31)	12.28	14.67
Stock market price (as of December 31)	14.85	17.10
High	19.45	20.94
Low	9.68	15.85
Number of shares, average in millions	125.8	128.0
Number of shares (as of December 31) in millions	126.0	125.7

The key figures per share are calculated on the basis of the average number of shares outstanding. The treasury stock was deducted from the time of acquisition in determining the average number outstanding.









On the road with Continental

Extensive protection thanks to the integration of active and passive safety

Great strides in technical development can be made whenever technological advancements open up entirely new possibilities. For example, the introduction of the anti-lock brake system in 1978 first became possible with the advent of electronics in the automobile. The greatest impulse at present for further development in vehicle technology lies in the desire to increase safety and comfort. While comfort is defined rather subjectively and also depends greatly on the vehicle category, when it comes to safety the customers accept no compromises: When buying a new car, each customer expects to purchase the car which is currently the safest in its class.

And that is why the electronic brake control systems - ranging from the anti-lock brake system (ABS) and the traction control system (TCS) to the electronic stability program (ESP) - have now become a main pillar of active driving safety in practically all vehicle categories.

Under the key phrase "Global Chassis Control", another advancement in development is now gathering momentum, bringing us even closer to the vision of the "accident proof" car of the future. By creating an intelligent total system through the cross-linking of the electronic brake control systems with other vehicle components such as tires and steering, suspension and damping, in the future it will be possible to adapt vehicle performance to every conceivable driving situation.

At the same time, a vehicle's passive safety components, which serve to alleviate the effects of accidents, are undergoing constant refinement. Front, side and head airbags have long since made inroads into all vehicle categories. Backed with sensor systems and high-performance electronics, these airbags have come







to provide protection not only in the case of head-on or side crashes, but also prove effective when the vehicle tips or even rolls over.

But the end of development in this field is not yet in sight. In the future, highly-advanced camera systems aided by intelligent image processing will be able to provide exact information about the vehicle surroundings before the collision. This includes for instance information about the speed and direction of impact of the potential collision partner. With the help of this information, it is possible to undertake appropriate measures to protect not only the vehicle occupants but also in particular traffic participants who are very likely to be injured, such as pedestrians and cyclists. Sensing of the vehicle occupancy down to the exact position of the passengers is also of great importance for such a customized activation of the safety system.

Indirectly related to vehicle safety, there are in addition new generations of driver assistance systems which help the driver with routine tasks. A typical example is the adaptive cruise control, which is already being mass-produced. This control system automatically maintains the specified safety distance to the preceding vehicle, even when speeds vary.

The ultimate state of development and, at the same time, the greatest challenge for the future is the intelligent cross-linking of all these active and passive safety systems, which currently function to a large extent independently. This involves, for instance, the combining of the suspension control and the airbag control systems, which can make it possible to save on hardware while at the same time creating numerous new functions. This combination could be the technical foundation for pre-crash activation of seat-belt tensioners and airbags when the suspension control has detected that the vehicle is out of control.

This example clearly exemplifies our goal: "Creation of customer benefits by functional integration". At the same time, however, it also illustrates how we can make individual mobility safer and more comfortable in the future. With its sophisticated technology, diverse components and wide-ranging knowhow, Continental is very well equipped for this future scenario.

Tires can supply a wealth of information.
That is, if this information can be communicated.



With its reliable transmission of forces and torque from the contact with the road to ensure directional stability and riding comfort, the tire is the only system that constantly monitors what is happening on the ground. The development goal is a tire that acts as an integral component of the chassis, supplying the driver and the vehicle with as much information as possible - and most importantly, data that can serve to enhance driving safety.

With the approaches currently being pursued by Continental, the tire will play a new role over and above its conventional function. It will serve as data carrier and data transmitter - gathering and providing

Intelligent Tires


200
220

information, for instance, on

- its identity and its properties: when and where was it built, and is it a summer or a winter tire?
- the current tire inflation pressure and tire temperature;
- the state of the road: icy, snow-covered, wet;
- current driving conditions: the forces and torque acting upon the tire.

This data provides direct information to the driver and feeds input variables to electronic safety systems such as the antilock brake system (ABS), the electronic stability program (ESP) and the traction control system (TCS). Up to now, this kind of data, which the systems require to implement their control functions, has only been available "second hand", and has been calculated indirectly from brake pressure, engine output and vehicle acceleration, among other things.

The main focus of development work on the intelligent tire is the Sidewall Tension Sensor system (SWT). The sidewall of the



tire is magnetized. This magnetic field and any change in the field can be measured directly on the wheel by means of sensors. In braking, accelerating or cornering maneuvers, the sidewall is deformed by the forces acting on it. The system records this deformation and the information is used to directly calculate the longitudinal and lateral forces acting upon the tire. The immediate availability of the data about the forces prevailing between the tire and the road renders the monitoring and control of driving dynamics simpler and more reliable.

Another approach to the intelligent tire is exemplified by the transponder integrated into the tire, whereby each individual tire is given a unique ID number. In addition, tire specifics like type, production week, measured parameters, etc. can be stored. This data can then be retrieved using special scanning devices.

To provide added functionality a tire with a sensor integrated into the tread is under development. This makes it possible to determine the deformation in the footprint resulting from the interaction between tire and road. The data thus generated provides information on road conditions – for example, it detects an aquaplaning risk or identifies icy or wet road conditions.

Continental has marketed an ABS-based system that indirectly measures tire inflation pressure (DDS: Deflation Detection System) since 2000. A system that measures pressure directly (TPMS: Tire Pressure Monitoring System) will be ready for production in 2003.

Both Continental's tire expertise and its competence in the area of electronics and brakes flow into the development of such systems. All approaches are examples for the functional integration of tires, brakes and vehicle stability control systems and all contribute to making control systems work more precisely. All these enhance the driving safety of future automobiles.



Making tires geared to customer needs

High performance is a broad and sweeping term, especially in the world of tires. Whereas the truck driver or forwarding agent understands high performance to mean economy, for the sporty car driver it is synonymous with driving pleasure. No matter what, high performance does stand for one thing: safety.

The tire creates the connection between the vehicle and the road. It must cope with all road and driving conditions as well as possible, especially in extreme situations: fast avoidance and passing maneuvers, sudden braking in sharp curves and on slick roads.

For all Continental products, the subject of safety is paramount - the top priority

High Performance



when it comes to the requirements for all developments. For our tires that means excellent grip, good cornering stability and exceptional braking on dry and wet roads. In the past three years we have managed to decrease the braking distance of a mid-size car by about four meters, just by optimizing the tire. We have exemplified this with our demonstration vehicle, the "30-meter car", on which a concept tire with major design features of the mainstream ContiSportContact2 tire was used. So the tire contributes significantly to shortening the braking distance. But the braking of a vehicle also depends on other factors: the ABS system and vehicle components such as shock absorbers.

But nowadays, consumers want even more. When it comes to purchasing tires, the owners of powerful and sporty cars are looking for excellent handling properties and attractive appearance in addition to safety. With our four main brands alone - Continental, Uniroyal, Semperit and Barum - we are represented on the market with eight different product lines, enabling us to fully cover the various customer requirements in a dynamic growth market. This can also be seen in the continuous growth in sales of our products, boosted by top rankings in tests conducted by leading European car magazines.

When it comes to tires for commercial vehicles, economy is the crucial factor. It is judged above all on high mileage, fuel economy and greater load-space.



Over the last 15 years, we have increased the mileage of truck tires by 100%. Depending on the application, a truck tire runs between 150,000 and 300,000 kilometers in its "first life". For the operators of truck fleets, retreading is very important. Conti tires for heavy vehicles are designed so that the service life can be significantly extended not only by regrooving but also by retreading. Over half of all



truck tires are retreaded once or twice, resulting in a total service life of about one million kilometers for a single Continental carcass.

Fuel consumption for trucks can be reduced with lower rolling resistance, which we have decreased by about 30% in the last 15 years. This corresponds to a 10% drop in fuel or savings of 3 liters diesel for every 100 kilometers.

A major factor for the haulage industry is the volume available for cargo, and this can actually be increased by using low-profile tires. A reduction of the overall tire diameter by 15% allows the freight space to be increased by 33% on goods-carrying vehicles. This can, for instance, mean an additional 66 refrigerators per haulage.

As varied as they may be, customer benefits are a top goal of our developmental projects. And we make every effort to meet customer needs at a high level of performance.



Benecke-Kaliko, with second-highest sales in the ContiTech division, is a leading manufacturer of technical and decorative sheeting worldwide for the automotive, furniture and recreational industries. With some 1,500 employees around the world, the company produces at nine locations.





Artificial Leather

Nowadays it's virtually impossible to tell the difference anymore between leatherette and real leather.

As a consequence, the automotive industry is turning increasingly to leatherette with its wide range of application and design possibilities. What's more, the supply is inexhaustible. And so the automotive interior trim business unit at Benecke-Kaliko AG, a company in the ContiTech division, finds itself up against a major challenge. A leading specialist in this field, it supplies nearly every automotive manufacturer with surface materials for instrument panels, center consoles, door trims and seats.

Development work focuses on satisfying the increasingly stringent demand for surface material of the highest quality. Leatherette must exhibit the structure and feel of genuine leather while at the same time being easier to process. That means it has to look and feel like genuine leather but be flexible in its application possibilities. How is that to be achieved?

A laser-engraving technology, newly developed by Benecke-Kaliko, makes it possible to transfer any 3D scanner structure to a silicon embossing roller. The transfer produces a micro-rough surface that imparts a velour-like quality to the PVC or TPO (thermoplastic polyolefine) sheeting. It thus allows for the representation of a leather, techno or textile look down to the finest resolution, something unobtainable with any other material. Manufacturing silicon rollers takes only four to six weeks, so that a lead time of approx. three months prior to commencement of series production is sufficient. By contrast, two to three years were required in the past when steel rollers were used. The new technology is in step with increasingly short vehicle development and model cycles and quite evidently offers a competitive edge.

Benova®, halogen-free polyurethane leatherette, is used primarily in top-quality vehicles. It is, for example, standard in the Mercedes SL or the Maserati Spider. Carmakers are thinking of offering an extra equipment variant boasting the distinction of being completely in leatherette. When leatherette is installed, even experts can hardly distinguish it from genuine leather. Leatherette made of PVC is used mainly in models marketed in larger quantities. With the individual car acquiring added significance, there is a trend to high-quality materials, however. Customers are looking for a distinctive vehicle especially with an interior to match their style.

In two or three years they will be able to configure such a vehicle themselves over the Internet. And then the seats may very well be green, the instrument panel yellow and the door trim blue. Benecke-Kaliko is more than ready when that time comes.

Business Development

Overview ▷ Development in the divisions was varied in fiscal year 2001. Continental Automotive Systems reported an earnings increase, while the Passenger Tires Europe earnings declined as a result of the extensive restructuring measures. Difficult conditions on the global commercial vehicles market and the restructuring initiatives led to an operating loss for the Commercial Vehicle Tires division. Continental Tire North America's earnings collapsed due to the major downturn in the American automotive industry as well as plant in efficiencies and shut-down costs of our Mexico-based production facility. ContiTech was not able to match its previous year's earnings due to efficiency problems.

Consolidated EBIT amounted to € - 63.8 million (previous year: € + 432.4 million).

In anticipation of the new US GAAP accounting rule, FAS 142, which will discontinue goodwill amortization starting 2002, we have already begun reporting EBITA (EBIT before goodwill amortization). EBITA fell to € 32.8 million (2000: € 533.0 million) mainly because of substantial one-time charges amounting to € 468 million. The net loss for the year amounted to € - 257.6 million, a decrease of € 462.3 million as against the previous year.

Significant Events

Disposals and restructuring ▷ 2001 was dominated by major restructuring efforts designed to help us achieve our goal of emerging from today's economic slump as a stronger enterprise, and of equipping ourselves to meet the future.

As part of the new strategic orientation of our truck tires business, we closed down our production facilities in Herstal, Belgium, in May. The Western European market for truck tires has been saturated for several years, resulting in intense competition and pricing pressure. The Herstal plant, with its high production costs, was thus unable to operate profitably.

ContiTech's Deutsche Schlauchbootfabrik was sold effective July 1. This unit produced mainly life rafts and lifeboats.

In October we stopped production of our passenger vehicle and truck retreads at the Bad Nauheim-based Vergölst works. The shut-down came as a result of the difficult market conditions, especially in the passenger and truck retread market.

We started a review of our Swedish-based production facilities in Gislaved on December 10. With an annual capacity of four million tires, the Gislaved plant is the smallest Continental facility in Europe. On March 6, 2002, the decision was taken to close the plant this summer. The Gislaved brand and the Gothenburg sales force will remain in place.

In mid-December, Compañía Hulera Euzkadi, a Mexican subsidiary of Continental AG, closed its Guadalajara-based tire plant. The shut-down comes after two-years of efforts to implement international productivity standards failed due to differences with the union. The production from this facility will be transferred to other locations in the NAFTA region.

We also announced plans in December to close our Austrian plant in Traiskirchen. Passenger vehicle and truck tire production at this location is set to end on July 2002, due to surplus capacity in passenger tires and a sharp drop in demand for truck tires.

As of December 28, Continental AG disposed of the National Tyre Service (NTS) retail chain and the wholesale dealer Viking International, both based in the United Kingdom, through a management buyout.

As part of our restructuring efforts in the ContiTech division, we have transferred most of the production of the ContiTech Ages facility in Santena, Italy to other locations, due to relatively low capacity utilization levels. The restructuring of our Cologne location led to the transfer of the Vibration Control Automotive business to Dolné Vestenice, Slovak Republic, and Hanover-Stöcken, Germany, in the first half of 2001.

Acquisitions and alliances ▷ At the end of March 2001, Japanese-based Continental Teves Corporation acquired Shin-Ei and ShinTec, both subsidiaries of Hiroshima-based Mazda Motor Corporation. Shin-Ei manufactures brake actuation components such as tandem master cylinders and pressure regulators. ShinTec produces disk brakes. As a result, Continental has now also acquired a presence on the Japanese electronic and hydraulic braking systems market.

As of April 1, 2001, Continental AG acquired a 60 % stake in Temic from DaimlerChrysler AG for € 398 million. Depending on when the options to acquire the remaining shares are exercised, the total price will be between € 623 and € 633 million. Temic is a leading supplier of electronic components and systems for passenger vehicles and has over ten production locations worldwide. Conti Temic now accounts for most of the Electronics unit of the Continental Automotive Systems division. Electronics expertise is the decisive step to the total functional integration of chassis components such as tires, brakes, springs and damping.

In November, ContiTech Fluid acquired 51% of a Chinese hose assembly manufacturer. The joint venture carrying the name ContiTech Grand Ocean began production in China with around 100 employees in January 2002. The company manufactures air conditioning and power steering hoses for the Jetta, Bora and Audi A6 models produced locally by FAW Volkswagen.

In January 2002, we announced that Continental AG and Bridgestone Corporation, Tokyo, would be cooperating in the area of run-flat systems. The aim is to establish a globally applicable run-flat standard for passenger vehicle and lightweight commercial vehicle rims. The cooperation will still enable automakers and retailers to source high-tech run-flat systems from more than one supplier, as both companies will independently develop and market their respective products as direct competitors.

In February 2002, Continental AG and Tokyo-based Yokohama Rubber Co. Ltd. signed an agreement to work together in the tire business. In order to consolidate activities and target Japanese automakers, the two companies founded a 50/50 Japanese joint venture. In addition to the operations that Continental Teves Corporation established in Japan in January 2001 and has since expanded, Continental Corporation now also has a strong presence in the tire business on the Japanese original equipment and replacement market.

Employees

65,293 employees at Continental Corporation ▷ As of December 31, 2001, the number of employees increased to 65,293, up 1,461 on the previous year.

The first-time consolidation of Temic, Shin-Ei and ShinTec increased our staff by 6,179.

As a consequence of the economic downturn and due to the implementation of our restructuring measures, a total of 4,773 employees were made redundant in the Passenger Tire and Commercial Vehicle Tire division.

The number of trainees rose to 1,190 (2000: 1,040) primarily due to our acquisition of Temic.

Developments in 2002 and Outlook

This outlook and the information contained in this Annual Report include, among other things, assumptions, forecasts and estimates by the management both in respect of future developments and in respect of the effect of such developments on the Company's results. These assumptions, forecasts and estimates reflect the current views of the Company with respect to future events. Although the management is of the opinion that this view is realistic, no guarantee can be given that the expected developments will actually occur. Many factors may cause the actual developments to be materially different from the expectations expressed here. Such factors include, for example, changes in general economic and business conditions, fluctuations in currency exchange rates or interest rates, the introduction of competing products, the lack of acceptance for new products or services and changes in business strategy.

Events Subsequent to Fiscal year 2001 ▷ The following events which occurred after the end of 2001 are of material importance and may lead to a different evaluation of the Continental Corporation.

On February 13, 2002, DaimlerChrysler announced the exercise of its option for the sale of the remainder of its interest in Temic Telefunken microelectronic GmbH to Continental in April 2002.

On March 6, 2002, the Supervisory Board of Continental Gislaved Däck AB, Gislaved, Sweden, resolved to terminate tire production as of July 2002. This resolution followed the review that began during 2001.

Outlook ▷ The start of 2002 has confirmed our optimistic outlook.

Consolidated sales and earnings for the first months were above the previous year's level. The Continental Automotive Systems, Passenger Tires and Commercial Vehicle Tires divisions developed positively, while ContiTech and Continental Tire North America experienced slight declines in earnings.

The restructuring measures introduced in 2001 are progressing according to plan and we do not expect any special charges in 2002.

Economic developments and vehicle production figures remain difficult to forecast for the rest of the year.

Nevertheless, we are expecting a slight increase in sales and a clear improvement in the operating result. The expected net income will enable us to distribute an appropriate dividend.

Consolidated Statements of Income

in millions of €	2001	2000
Sales	**11,233.3**	**10,115.0**
Cost of sales	9,152.3	8,059.1
Gross profit on sales	**2,081.0**	**2,055.9**
Selling expenses, administrative expenses and other operating expenses	2,330.1	1,775.2
Other income	180.2	150.6
Net expense from investments and financial activities	- 176.9	- 181.1
Earnings before taxes	**- 245.8**	**250.2**
Income tax expense	57.3	50.7
Minority interests	51.4	5.2
Cumulative change in accounting principle*	- 5.9	-
Consolidated net loss/net income	**- 257.6**	**204.7**
Earnings per share (in €)		
Loss/earnings per share	- 2.05	1.60
Fully diluted loss/earnings per share	- 2.05	1.53

* Net of total deferred taxes of € 3.2 million.

Consolidated Balance Sheets

Assets

in millions of €	As of 12/31/2001	As of 12/31/2000
Intangible assets	1,676.1	1,476.7
Property, plant and equipment	3,026.8	2,796.5
Investments	159.9	114.7
Fixed assets and investments	**4,862.8**	**4,387.9**
Inventories	1,177.5	1,163.4
Trade accounts receivable	1,273.6	1,087.3
Other assets and amounts receivable	1,031.4	718.8
Marketable securities	0.0	1.0
Cash and cash equivalents	618.1	215.8
Current assets	**4,100.6**	**3,186.3**
Prepaid expenses	**31.2**	**41.0**
	8,994.6	**7,615.2**

Shareholders' Equity and Liabilities

in millions of €	As of 12/31/2001	As of 12/31/2000
Common stock	322.7	321.8
Additional paid-in capital	827.6	824.8
Retained earnings	482.0	803.7
Accumulated other comprehensive income	- 85.6	- 106.2
Shareholders' equity	**1,546.7**	**1,844.1**
Minority interests	**101.4**	**145.7**
Provisions	**2,216.5**	**1,778.5**
Indebtedness	3,219.2	2,234.7
Other liabilities	1,910.8	1,612.2
Total liabilities	**5,130.0**	**3,846.9**
	8,994.6	**7,615.2**

Members of the Supervisory Board

Hubertus von Grünberg
Chairman

Richard Köhler*
Deputy Chairman

Heidemarie Aschermann*

Manfred Bodin

Diethart Breipohl

Werner Breitschwerdt

Michael Deister*

Wilfried Eickmann*
(until June 30, 2001)

Michael Frenzel

Hans-Olaf Henkel

Karl-Heinz Hilker*

H. Peter Hüttenmeister*

Gerhard Knuth*

Hartmut Meine*
(since July 11, 2001)

Werner Mierswa*

Rainer Stark*

Fred G. Steingraber

Dirk Sumpf*

Giuseppe Vita

Bernd W. Voss

Ulrich Weiss

* Employee representatives

Members of the Executive Board

Stephan Kessel
Chairman
Passenger Tires
(until September 11, 2001)

Manfred Wennemer
Chairman
Passenger Tires
(since September 11, 2001)
ContiTech

Wolfgang Ziebart
Deputy Chairman
Continental Automotive Systems

Bernd Frangenberg
Continental Tire North America
(until March 31, 2002)

Klaus Friedland
Finance, Controlling,
Human Resources and Law
Director of Personnel

Hans-Joachim Nikolin
Commercial Vehicle Tires,
Quality and Environment,
Conti International

Financial Calendar

2002	
Preliminary figures for fiscal year 2001	March 8
Financial press conference	April 11
International analyst conference	April 11
Interim report on first three months 2002	May 2
Annual Shareholders' Meeting	May 29
Interim report on first six months 2002	July 31
Interim report on first nine months 2002	October 31
International analyst conference	October 31

2003	
Preliminary figures for fiscal year 2002	March
Financials press conference	April
International analyst conference	April
Interim report on first three months 2003	May
Annual Shareholders' Meeting	May 23
Interim report on first six months 2003	July
Interim report on first nine months 2003	October
International analyst conference	October

The detailed financial statements for the Corporation and for Continental Aktiengesellschaft are filed with the Hanover District Court. They are also available for inspection by the shareholders of Continental Aktiengesellschaft at the Company's business premises.

We shall be pleased to send you the full-length version of our Annual Report on request.

Continental Aktiengesellschaft
Corporate Communications
Fax +49 (0) 5 11/938-1055
e-mail: prkonzern@conti.de

Information about Continental is also available on the Internet under:
www.conti-online.com

Published by:
Continental Aktiengesellschaft
Corporate Communications,
Hanover, Germany

Designed and produced by:
Charles Barker GmbH
Frankfurt am Main, Germany

Printed by:
Druckerei Grütter
GmbH & Co KG, Hanover, Germany

This report was printed using CONTI AIR® printing blankets and paper produced from chlorine-free pulp.



Continental Aktiengesellschaft
P.O. Box 169
30001 Hanover
Germany
Telephone +49 (0) 5 11 9 38-01
Telefax +49 (0) 5 11 9 38-8 17 70
Email: mailservice@conti.de
www.conti-online.com

Company address:
Vahrenwalder Strasse 9
30165 Hanover
Germany